                                                            EXHIBIT (a)

[LOGO]

                       PhyAmerica Physician Group, Inc.

                             2828 Croasdaile Drive
                         Durham, North Carolina 27705

                                                               February 11, 2002


Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders of PhyAmerica Physician Group, Inc. (the "Company") to be held at the Durham Hilton, 3800 Hillsborough Road, Durham, North Carolina on Wednesday, March 6, 2002, at 10:00 a.m., local time.


     As is more fully described in the enclosed proxy statement, the purpose of the meeting is to consider and vote upon an Agreement of Merger, and related Plan of Merger, dated as of October 15, 2001, among the Company and affiliates of Dr. Steven M. Scott, the Company's Chairman, President, Chief Executive Officer and majority stockholder, pursuant to which the Company will be merged with a company affiliated with and controlled by Dr. Scott, and each share of the Company's outstanding common stock, other than shares held by stockholders who become entitled to appraisal rights, will be converted into the right to receive $0.15 in cash. Stockholders of the Company will be entitled to appraisal rights under Delaware law as described in the enclosed proxy statement.

     A copy of the merger agreement is included as Appendix A to the accompanying proxy statement. As a result of the merger, Dr. Scott and his affiliates will acquire all of the outstanding shares of the Company's common stock not already owned by them, and the unaffiliated stockholders of the Company will no longer have an equity interest in the Company.

     The board of directors has carefully evaluated and considered this proposal. After considering all of the options available, the board believes that approval of this proposal is in the best interest of the Company's unaffiliated stockholders. As part of the review process, an independent investment banking firm, Duff & Phelps, LLC, was retained by a special committee of the board to evaluate the proposed transaction from a financial point of view. This firm provided the board with an opinion that the transaction is fair, from a financial point of view, to the Company's unaffiliated stockholders. After extensive deliberations, the board recommends that the stockholders vote in favor of the proposal.

     Please sign, date and return the enclosed proxy card in the envelope provided at your earliest convenience. If you choose to attend the special meeting, you may revoke your proxy and personally cast your votes. We look forward to seeing you at the meeting.

                                    Sincerely yours,


                                    /s/ Eugene F. Dauchert, Jr.

                                    Eugene F. Dauchert, Jr.
                                    Executive Vice President
                                      and Secretary

                        PhyAmerica Physician Group, Inc.

                   Notice of Special Meeting of Stockholders

                         To be held on March 6, 2002.


To the Stockholders of PhyAmerica Physician Group, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of PhyAmerica Physician Group, Inc., a Delaware corporation (the "Company"), will be held at 10:00 a.m., local time, on March 6, 2002, at the Durham Hilton, 3800 Hillsborough Road, Durham, North Carolina, for the following purposes:

     (1) A proposal to adopt an Agreement of Merger, and related Plan of Merger, dated as of October 15, 2001, pursuant to which a wholly-owned subsidiary of Scott Group, Inc., a North Carolina corporation formed by Dr. Steven M. Scott, the Chairman of the Board, President, Chief Executive Officer and majority stockholder of the Company, and his affiliates, will be merged with and into the Company and each outstanding share of the Company's common stock (other than shares held by stockholders who have properly perfected their appraisal rights) will be converted into the right to receive $0.15 in cash. A copy of the merger agreement is attached as Appendix A to and is described in the accompanying proxy statement; and

     (2) To transact such other business as may properly come before the Special Meeting.

     The Board of Directors has fixed the close of business on January 25, 2002 as the record date for determining those stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

     Stockholders of the Company will be entitled to appraisal rights under Delaware law as described in the accompanying proxy statement.

     Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the enclosed pre-addressed envelope as promptly as possible. No postage is required if mailed in the United States.


                                    By Order of the Board of Directors,

                                    /s/ Eugene F. Dauchert, Jr.


                                    Eugene F. Dauchert, Jr.
                                    Executive Vice President
                                     and Secretary

Durham, North Carolina
February 11, 2002

          ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. THOSE STOCKHOLDERS WHO ARE UNABLE TO ATTEND ARE URGED
          TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. STOCKHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE SPECIAL MEETING, REVOKE THEIR PROXY AND VOTE THEIR SHARES IN PERSON.

PAGE>

                       PhyAmerica Physician Group, Inc.

                             2828 Croasdaile Drive
                         Durham, North Carolina 27705

                                PROXY STATEMENT


     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of PhyAmerica Physician Group, Inc., a Delaware corporation ("PhyAmerica" or the "Company"), of proxies from the holders of the Company's common stock (the "Common Stock") for use at the special meeting of stockholders of the Company to be held at the Durham Hilton, 3800 Hillsborough Road, Durham, North Carolina, at 10:00 a.m., local time, on March 6, 2002 or at any adjournments or postponements thereof (the "Special Meeting"). The approximate date that this Proxy Statement and the enclosed form of proxy are first being sent or given to holders of the Common Stock is February 11, 2002. The Company's principal executive offices are located at 2828 Croasdaile Drive, Durham, North Carolina 27705, and its telephone number is (919) 383-0355.

     The enclosed proxy is solicited on behalf of the Board of Directors. The giving of a proxy does not preclude the right to vote in person should any stockholder giving the proxy so desire. Stockholders have a right to revoke their proxy at any time prior to the exercise thereof, either in person at the Special Meeting or by filing with the Company's Secretary at the Company's principal executive offices a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by the Company at or prior to the Special Meeting.

     At the Special Meeting, the Company's stockholders will consider and vote upon the following matters:

     (1) A proposal to adopt an Agreement of Merger and related Plan of Merger, dated as of October 15, 2001 (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of the Scott Group, Inc., a North Carolina corporation (the "Scott Group") formed by Dr. Steven M. Scott, Chairman of the Board, President and Chief Executive Officer of the Company, and his affiliates, will be merged with and into the Company (the "Merger") and each outstanding share of the Common Stock (other than shares held by stockholders who have properly perfected their appraisal rights) will be converted into the right to receive $0.15 in cash (the "Proposal"). A copy of the Merger Agreement is attached as Appendix A to and is described in the accompanying Proxy Statement; and

     (2) To transact such other business as may properly come before the Special Meeting.

     Unless contrary instructions are indicated on the enclosed proxy, all shares represented by valid proxies received pursuant to this solicitation will be voted for the Proposal. In the event that a stockholder specifies a different choice by means of the enclosed proxy, his, her or its shares will be voted in accordance with the specification so made.

     This Proxy Statement, the Notice of Special Meeting and the enclosed proxy card, are first being mailed to stockholders of the Company on or about February 11, 2002.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               Table of Contents


QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL................................................................    1
SELECTED FINANCIAL DATA........................................................................................    6
GENERAL INFORMATION ABOUT THE SPECIAL MEETING..................................................................    7
 Date, Time and Place..........................................................................................    7
 Matters to be Considered at the Special Meeting...............................................................    7
 Record Date, Outstanding Voting Securities and Voting Rights..................................................    7
 Solicitation, Voting and Revocation of Proxies................................................................    7
 Security Ownership of Certain Beneficial Owners...............................................................    8
 Security Ownership of Management..............................................................................    8
SPECIAL FACTORS................................................................................................    9
 Background of the Proposal....................................................................................    9
 The Special Committee's and the Board's Recommendation........................................................   17
 Opinion of Special Committee's Financial Advisor..............................................................   21
 Position of the Scott Group, Dr. Scott, and the Acquisition Company as to Fairness of the Merger..............   26
 Purposes and Reasons of the Scott Parties for the Merger......................................................   26
 Purposes and Reasons of the Company for the Merger and Structure of the Merger................................   27
 Interest of Certain Persons in the Merger.....................................................................   28
 Members of Special Committee..................................................................................   28
 Indemnification...............................................................................................   28
 Treatment of Stock Options....................................................................................   28
 Treatment of Preferred Rights.................................................................................   29
 Certain Effects of the Merger.................................................................................   29
 Conduct of the Company's Business After the Merger............................................................   30
 Regulatory Matters............................................................................................   30
THE MERGER.....................................................................................................   31
 Parties to the Merger Transaction.............................................................................   31
 Effective Time................................................................................................   31
 Conversion of Securities......................................................................................   31
 Termination of the Company Stock Options......................................................................   32
 Transfer of Shares............................................................................................   32
 Conditions....................................................................................................   32
 Representations and Warranties................................................................................   33
 Covenants.....................................................................................................   33
 Indemnification...............................................................................................   34
 Expenses......................................................................................................   34
 Termination, Amendment and Waiver.............................................................................   34
 Source of Funds for the Merger................................................................................   34
 Expenses of the Transaction...................................................................................   35
 Accounting Treatment..........................................................................................   35
 Other Agreements and Transactions With Dr. Scott And His Affiliates...........................................   35
 Material Federal Income Tax Consequences......................................................................   36
RIGHTS OF STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS.......................................................   37
BUSINESS.......................................................................................................   39
 General.......................................................................................................   39
 Emergency Physician Management Services.......................................................................   40
 Billing and Business Management Services......................................................................   41
 Contractual Arrangements and Customers........................................................................   41
 Government Regulation.........................................................................................   42
 Corporate Liability and Insurance.............................................................................   44
 Competition...................................................................................................   44
 Employees.....................................................................................................   44
 Properties....................................................................................................   45
 Legal Proceedings.............................................................................................   45
 Executive Officers............................................................................................   47


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
MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..............................................   48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............................   49
OTHER MATTERS......................................................................................................   59


INDEX TO FINANCIAL STATEMENTS......................................................................................  F-1


APPENDICES:


   Appendix A - Agreement of Merger and Plan of Merger.............................................................  A-1
   Appendix B - Opinion of Duff & Phelps, LLC......................................................................  B-1
   Appendix C - Section 262 of Delaware General Corporation Law....................................................  C-1


                      WHERE YOU CAN FIND MORE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and files annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"). These reports and information may be read and copied at the following SEC locations: Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, Chicago Regional Office, Citicorp Center, Suite 1400, Chicago, IL 60661-2511. Copies of the reports and information filed by the Company may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a world wide web site on the internet that contains reports, proxy statements and other information about registrants, such as the Company, that file electronically with the SEC. The address of that web site is http://www.sec.gov.

                QUESTIONS AND ANSWERS ABOUT THE MERGER PROPOSAL

          The following questions and answers are intended to summarize and highlight selected information from this proxy statement. These questions and answers do not contain all the information that may be important to you in evaluating the proposal. You should carefully read the entire Proxy Statement and all of its appendices before casting your vote.

 .    What Am I Being Asked to Vote Upon?  (See Page 7)

          You are being asked to consider and vote upon a proposal to adopt an Agreement of Merger and related Plan of Merger, which we refer to as "Merger Agreement," pursuant to which a company controlled by Dr. Steven M. Scott, the Company's Chairman, President, and Chief Executive Officer, will be merged into PhyAmerica. As a result of the merger, you will receive cash for your shares of PhyAmerica common stock and Dr. Scott and his affiliates will be the sole stockholders of PhyAmerica.

 .    Who Are The Parties To The Merger Agreement?  (See Page 31)

          The Merger Agreement is by and among PhyAmerica, the Scott Group, Inc., a company formed by Dr. Scott and his affiliates to hold their current stockholdings in PhyAmerica, and PhyAmerica Acquisition Corporation which is a wholly-owned subsidiary of the Scott Group, Inc. As a result of the merger, Dr. Scott will indirectly, through his ownership of the Scott Group, Inc., own all outstanding shares of PhyAmerica after the merger.

 .    What Will Happen to My Common Stock in the Merger? (See Page 31)

          Upon completion of the merger, each issued and outstanding share of PhyAmerica will be converted into the right to receive $0.15 in cash.

 .    What Will Happen To My Stock Options? (See Page 28)

          All options to purchase PhyAmerica common stock currently outstanding have exercise prices that are greater than $0.15 per share, consequently, the options have no value and will be cancelled as a result of the merger.

 .    Why Was The Special Committee Formed? (See Page 9)


          The Scott Group, Inc. will own all of the outstanding shares of the Company's common stock immediately following completion of the merger. The board of directors believed that a special committee of independent directors who are not officers or employees of PhyAmerica or the Scott Group, Inc., and who have no financial interest in the merger different from the unaffiliated stockholders should be formed to eliminate any conflict of interest in evaluating, negotiating and recommending the merger and the terms of the Merger Agreement to the full board of directors. The special committee independently selected and retained legal counsel and a financial advisor to assist it in its deliberations. The special committee received an opinion from its financial advisor, Duff & Phelps, LLC, which the special committee and the board of directors adopted, that as of October 15, 2001, the $0.15 per share you will receive in the merger is fair to the unaffiliated stockholders from a financial point of view.


 .    Has The Special Committee Concluded That The Company's Merger Is Fair To
     The Company's Unaffiliated Stockholders? (See Page 17)

          Yes. The special committee has determined that the merger is fair to the Company's unaffiliated stockholders.

 .    Has The Company's Board Of Directors Determined That The Merger Is Fair To
     The Company's Unaffiliated Stockholders? (See Page 20)

          Yes.

 .    Has The Scott Group, Inc. Determined That The Merger Is Fair To The
     Company's Unaffiliated Stockholders? (See Page 26)

          Yes. The Scott Group, Inc., has determined that the merger is fair to PhyAmerica's unaffiliated stockholders.


 .    How Was The Amount Of The Merger Consideration Determined?  (See Page 26)



          Dr. Scott, the sole stockholder of the Scott Group, Inc., determined the merger consideration of $0.15 per share of common stock of PhyAmerica by taking a current sales price of PhyAmerica's common stock on or about November 2, 2000, and adding a premium of approximately 40% to such sales price. On November 13, 2000, the last trading day before PhyAmerica announced the initial offer by the Scott Group, Inc., to take PhyAmerica private by purchasing all outstanding shares of its common stock, $0.15 per share represented a premium of 50% over the $0.10 closing sale price for PhyAmerica's common stock as traded on the OTC Bulletin Board.


 .    Has The Board Of Directors Recommended The Merger?  (See Page 20)

          Yes. The board of directors, on the recommendation of the special committee, has approved the merger and the Merger Agreement and voted to recommend that you vote "FOR" approval of the merger and the Merger Agreement.


 .    Why Is The Board Of Directors Recommending That I Vote In Favor Of The
     Merger Agreement? (See Page 20)

          The board of directors is recommending that you vote in favor of the Merger Agreement because it believes that the merger is a more desirable alternative for you than to have PhyAmerica continue to operate as a public company. In reaching this conclusion, the board of directors, based on the recommendation of the special committee, considered, among other factors:

          . the special committee's and the board of director's familiarity with, and presentations by Duff & Phelps with regard to, PhyAmerica's business and prospects and current economic and market conditions and the opinion of Duff & Phelps, as adopted by the Special Committee and Board of Directors, that $0.15 per share was fair to the unaffiliated stockholders from a financial point of view;

          . the expenses of maintaining PhyAmerica as a public entity, such as those expenses associated with its compliance with the reporting requirements and public filing requirements of a public company;

          . the fact that $0.15 per share represents a premium of approximately 50% over the $0.10 closing sale price for PhyAmerica's common stock as traded on the OTC Bulletin Board on November 13, 2000, the last trading day before PhyAmerica announced the initial offer by the Scott Group, Inc., and which represents a premium of approximately 36% over the average closing sale price of the common stock on the last trading day prior to the October 15, 2001 board of directors meeting at which the merger was approved;

          . the judgements of the special committee and board of directors, in view of PhyAmerica's prospects, that it is unlikely that one or more strategic or financial acquirers would be willing to pay a price for the common stock that in present value terms would be as high as the $0.15 per share;

          . the fact that despite wide publication of the terms of the merger, PhyAmerica has not received any proposals or indications of interest from any other prospective buyer other than from Team Health, Inc., a top competitor of the Company which decided not to make a proposal;

          . the alternatives available to PhyAmerica, and the possibility that if PhyAmerica remains a public corporation, because of a decline in the market price of the common stock or the stock market in general, the price received by the unaffiliated stockholders in the open market or in a future transaction might be less than $0.15 per share.

 .    Did the special committee receive any offers from others to acquire
     PhyAmerica at prices higher than $0.15 per share? (See Page 9)


           No. The Company did, however, receive an inquiry from Team Health, Inc., a top competitor of the Company, about its possible acquisition of the Company. However, after a review of the Company's financial records and other due diligence materials, Team Health, Inc., did not make a proposal to acquire the stock of the Company, and told the Special Committee that it no longer had any interest in making an offer to acquire the Company.


 .    What Are The Consequences Of The Merger To Present Members Of Management
     And The Board Of Directors? (See Page 29)

          Current members of the board of directors will resign effective upon the closing of the merger. The future composition of the board of directors has not yet been chosen. Other than such changes in the composition of the board of directors, it is expected that, in general, all members of PhyAmerica's current management will continue as management of PhyAmerica after the merger. Like all other PhyAmerica stockholders, members of management and the board of directors will be entitled to receive $0.15 per share in cash for each of their shares of common stock.


 .    Is The Merger Subject To The Satisfaction Of Any Conditions? (See Page 32)


          Yes. Before completion of the merger, certain closing conditions must be satisfied or waived. These conditions include, among others, obtaining required consents and approvals, adoption and approval of the Merger Agreement by a majority of the outstanding shares of the common stock, the accuracy of each party's representations and warranties, each party's compliance in all material respects with its respective obligations under the Merger Agreement, the absence of a material adverse change in PhyAmerica's business, and the absence of laws or governmental orders that would make the merger illegal or prohibit the consummation of the merger. If these conditions are not satisfied or waived, the merger will not be completed even if the stockholders vote to adopt and approve the Merger Agreement.


 .    When Do You Expect The Merger To Be Completed?  (See Page 31)

          PhyAmerica, the Scott Group, Inc., and PhyAmerica Acquisition Corporation intend to complete the merger as quickly as possible. If the Merger Agreement is adopted and approved at the special meeting, and the other conditions to the merger are satisfied or waived, the merger is expected to be completed promptly after the special meeting.


 .    Can The Merger Agreement Be Terminated Prior To The Completion Of The
     Merger? (See Page 34)

          Yes. The parties may agree to terminate the Merger Agreement at any time before the merger is completed. In addition, the Merger Agreement may be terminated:

               . by either PhyAmerica Acquisition Corporation or PhyAmerica if the Merger is not completed within 60 days of approval of the stockholders of the Company at the Special Meeting necessary to consummate the Merger;
               . if approval of the stockholders of PhyAmerica necessary to consummate the Merger has not been obtained;
               . if any court of competent jurisdiction, regulatory authority, or other governmental entity issues an order, decree or ruling, or takes any action enjoining, restraining or prohibiting the merger and such order, decree, ruling or action becomes final and nonappealable;
               . by the non-breaching party in the event of a material breach by the other party which is not cured after thirty (30) days written notice is given to the breaching party.

 .    What Happens If The Merger Agreement Is Terminated Prior To The Completion
     Of The Merger? (See Page 34)

          If the Merger Agreement is terminated prior to the completion of the Merger, PhyAmerica will remain a public company as it is today and each stockholder will continue to hold its shares of common stock in PhyAmerica. Moreover, unless the Merger Agreement is wrongfully terminated, there will be no liability on the part of PhyAmerica, PhyAmerica Acquisition Corporation, or any of their affiliates, directors, officers, or stockholders as a result of the termination.


 .    What Will Happen To The Market For The Common Stock After The Merger? (See
     Page 29)

          At the effective time of the merger, trading in the common stock on the OTC Bulletin Board Systems will cease and there will no longer be a public market for the common stock. Price quotations for the PhyAmerica common stock will no longer be available and the registration of the PhyAmerica common stock under the Securities Exchange Act of 1934, as amended, will be terminated.


 .    What Are The U.S. Federal Income Tax Consequences Of The Merger? (See Page
     36)

          The receipt of cash for shares of the PhyAmerica common stock in the merger will be a taxable transaction for U.S. federal income tax purposes and also may be a taxable transaction under applicable state, local, foreign or other tax laws. You will recognize gain or loss equal to the difference between $.15 per share and your tax basis for the shares of PhyAmerica common stock that you owned immediately before completion of the merger. For U.S. federal income tax purposes, this gain or loss generally will be a capital gain or loss if you held the shares of common stock as a capital asset.

          Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.


 .    When And Where Is The Special Meeting? (See Page 7)


     The special meeting of the PhyAmerica stockholders will be held at the Durham Hilton, 3800 Hillsborough Road, Durham, North Carolina on Wednesday, March 6, 2002, at 10:00 a.m. local time.


 .    Who Can Vote On The Merger Agreement? (See Page 7)


          Holders of PhyAmerica common stock at the close of business on January 25, 2002, the record date for the special meeting of PhyAmerica stockholders, may vote in person or by proxy at the special meeting of PhyAmerica stockholders.


 .    What Vote Is Required To Adopt And Approve The Merger Agreement? (See Page
     7)


          The Merger Agreement must be adopted and approved by the affirmative vote of at least a majority of the outstanding shares of PhyAmerica common stock. As of the record date for voting at the special meeting, PhyAmerica had 43,694,987 shares of common stock outstanding. The merger is not subject to a vote of a majority of the unaffiliated stockholders. As of the record date, Dr. Scott and his affiliates owned approximately 52.1% of the outstanding shares of PhyAmerica common stock. Dr. Scott and his affiliates have advised PhyAmerica that they intend to vote their shares of PhyAmerica common stock in favor of the proposal which will assure approval of the merger. PhyAmerica has also been advised that the directors and executive officers of PhyAmerica (other than Dr. Scott and his affiliates), who beneficially owned an aggregate of 2,001,180 shares of common stock (4.5% of the outstanding shares of PhyAmerica common stock) on the record date, intend to vote their shares in favor of the merger.


 .    What Do I Need To Do Now? (See Page 7)

          You should read this proxy statement carefully, including the appendices accompanying this proxy statement and the documents incorporated by reference into this proxy statement, and consider how the merger affects you. Then, please mark your vote on your proxy card and date, sign and mail it in the enclosed, postage paid return envelope as soon as possible so that your shares can be voted at the special meeting.


 .    What Happens If I Do Not Return A Proxy Card? (See Page 7)

          The failure to return your proxy card will have the same effect as voting against the Merger Agreement.


 .    May I Vote In Person? (See Page 7)

          Yes. You may attend the special meeting of stockholders and vote your shares in person whether or not you sign and return your proxy card. If your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the broker, bank or other nominee.


 .    May I Change My Vote After I Have Mailed My Signed Proxy Card? (See Page 7)

          Yes. You may change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice to the secretary of PhyAmerica at its executive offices located at 2828 Croasdaile Drive, Durham, North Carolina 27705, stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker regarding how you may change those prior instructions.


 .    If My Shares Are Held In "Street Name" By My Broker, Will My Broker Vote My
     Shares For Me? (See Page 7)

          No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker how to vote your shares by following those procedures provided to you by your broker.


 .    Should I Send In My Stock Certificates Now? (See Page 7)

          No. After the merger is completed, you will receive written instructions from PhyAmerica about how to exchange your shares of common stock for a cash payment of $.15 per share, without interest.


 .    What Rights Do I Have If I Oppose The Proposed Merger? (See Page 37)

          If you do not vote in favor of the merger and you fully comply with the applicable provisions of Section 262 of the Delaware General Corporation Law, you may have the right to require PhyAmerica as the surviving corporation of the merger to purchase your shares of common stock in PhyAmerica in cash for their fair market value as determined in accordance with Delaware law.

 .    Who Can Help Answer My Questions?

          The information provided in the question and answer format and is for your convenience only and is merely a summary of the information contained in this proxy statement. You should carefully read this entire proxy statement, including the appendices and documents incorporated by reference. If you would like additional copies, without charge, of this proxy statement or if you have any questions about the merger, including the procedures for voting your shares, you should contact:

                    PhyAmerica Physician Group, Inc.
                    2828 Croasdaile Drive
                    Durham, North Carolina  27705
                    Telephone:  (919) 383-0355
                    Attn:  Mr. Stanley K. Haines

                            SELECTED FINANCIAL DATA

     The Company is providing the following information to facilitate analysis of the financial aspects of the Merger. The summary selected consolidated financial data for each of the five years in the period ended December 31, 2000 have been derived from the audited consolidated financial statements of the Company. The summary selected consolidated financial data as of and for the periods ended September 30, 2001 and 2000 have been derived from unaudited condensed consolidated financial statements of the Company which, in the opinion of management, have been prepared on a basis substantially consistent with the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information for the period. The results of such interim periods are not necessarily indicative of the results for the full fiscal year. The data presented below should be read in conjunction with the Company's audited consolidated financial statements for each of the fiscal years in the five year period ended December 31, 2000 and the unaudited condensed consolidated financial statements as of and for the periods ended September 30, 2001 and 2000.


                                                                                             Nine         Nine
                                                                                            Months       Months
                                            Years Ended December 31,                         Ended        Ended
                                                                                            Sept 30,     Sept 30,
                                  1996       1997       1998       1999       2000            2001         2000
                             --------------------------------------------------------------------------------------
                                                     (in thousands, except per share data)
Results of Operations:
Operating revenue, net       $ 552,109   $424,841   $294,221   $264,710   $320,396        $251,282        $241,278
Operating income (loss)       (125,029)   (67,188)   (11,576)   (15,231)   (29,636)        (10,052)        (19,099)
Income (loss) from            (147,421)   (81,981)   (20,138)   (32,663)   (42,920)        (25,632)        (30,535)
 continuing operations
Income (loss) per share          (6.18)     (3.08)     (0.53)     (0.84)     (1.01)           (.59)           (.71)
 from continuing operations
Net income (loss)             (145,557)   (81,981)   (20,138)   (32,663)   (47,913)        (25,632)        (35,528)
Net income (loss) per share      (6.10)     (3.08)     (0.53)     (0.84)     (1.12)           (.59)           (.83)
Weighted average shares         23,844     26,623     37,676     38,697     42,702          43,576          42,656

                                                                                          Nine            Nine
                                                                                         Months          Months
                                                 December 31,                             Ended           Ended
                                                                                         Sept 30,        Sept 30,
                                 1996      1997       1998       1999        2000          2001            2000
                             -------------------------------------------------------------------------------------
Balance Sheets at Year-End:
Total assets                 $181,841  $ 99,531   $ 55,074   $ 94,483   $  87,112       $  78,827       $  79,250
Short-term debt                71,130     2,529        433      7,477       1,728          45,156             819
Long-term debt                  4,799    74,698     77,109    126,436     175,352         151,318         152,026
Total stockholders' equity/     3,503   (61,427)   (63,719)   (96,327)   (144,190)       (169,815)       (131,796)
(deficit)
Shares outstanding             24,126    37,493     37,832     42,573      42,991          43,695          42,969
Book value per share             0.15     (1.64)     (1.68)     (2.26)      (3.35)          (3.89)          (2.95)

                 GENERAL INFORMATION ABOUT THE SPECIAL MEETING


Date, Time and Place

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies from the holders of Common Stock for use at the Special Meeting of stockholders of the Company to be held at the Durham Hilton, 3800 Hillsborough Road, Durham, North Carolina, at 10:00 a.m., local time, on March 6, 2002 or at any adjournments or postponements thereof.

Matters to be Considered at the Special Meeting

     At the Special Meeting, the Company's stockholders will consider and vote upon the following matters:

     (1) A proposal to adopt the Merger Agreement, pursuant to which a wholly-owned subsidiary of the Scott Group will be merged with and into the Company and each outstanding share of the Common Stock (other than shares held by stockholders who have properly perfected their appraisal rights) will be converted into the right to receive $0.15 in cash. A copy of the Merger Agreement is attached as Appendix A hereto and is described herein; and

     (2) To transact such other business as may properly come before the Special Meeting.

     Unless contrary instructions are indicated on the enclosed proxy, all shares represented by valid proxies received pursuant to this solicitation will be voted FOR the Proposal. In the event that a stockholder specifies a different choice by means of the enclosed proxy, his, her or its shares will be voted in accordance with the specification so made.

Record Date, Outstanding Voting Securities and Voting Rights

     The Board has set the close of business on January 25, 2002 as the record date (the "Record Date") for determining stockholders of the Company entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 43,694,987 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the Proposal and any other matter to be acted upon at the Special Meeting.

     Under Delaware law, the representation in person or by proxy of a majority of the votes entitled to be cast is necessary to provide a quorum at the Special Meeting and the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote is required to approve the Proposal. Dr. Scott and his affiliates beneficially own approximately 52.1% of the Company's outstanding shares of Common Stock and therefore have sufficient votes to ensure the presence of a quorum and approval of the Proposal by the stockholders.

     The Proposal is not considered a routine matter. Accordingly, broker-dealers who hold shares in street name will not have authority to vote on the Proposal ("broker nonvotes"). For purposes of the vote on the Proposal, broker nonvotes and abstentions will have the same effect as votes against the Proposal.

Solicitation, Voting and Revocation of Proxies

     The cost of preparing and mailing this Proxy Statement, the Notice of Special Meeting and the enclosed proxy will be borne by the Company. Proxies may be solicited by telephone, in person, by use of the mails or other means of communication by officers and directors and a small number of regular employees of the Company who will not be specially compensated for such services. The Company may also request banks and broker-dealers to solicit proxies from their customers, where appropriate, and will reimburse such persons for reasonable expenses incurred in that regard.

     The enclosed proxy is solicited on behalf of the Board. The giving of a proxy does not preclude the right to vote in person should any stockholder giving the proxy so desire. Stockholders have a right to revoke their proxy at any time prior to the exercise thereof, either in person at the Special Meeting or by filing with the Company's Secretary at the Company's principal executive offices a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by the Company at or prior to the Special Meeting.

Security Ownership of Certain Beneficial Owners

     Except as indicated below under "Security Ownership of Management," there are no stockholders known to the Company to be the beneficial owners of more than five percent of the Common Stock as of September 30, 2001.

Security Ownership of Management

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of September 30, 2001 by: (i) each director of the Company; (ii) the Company's chief executive officer and its four other most highly compensated executive officers; and (iii) all current directors and executive officers of the Company as a group. Except as otherwise indicated, each stockholder named has sole voting and investment power with respect to such stockholder's securities.

     Name and Address (1)                             Amount and Nature                 Percent of
     of Beneficial Owner                           of Beneficial Ownership              Class (2)
---------------------------------------------------------------------------------------------------
Steven M. Scott, M.D.                                      22,782,383  (3)                 52.1
Bertram E. Walls, M.D.                                      1,504,463  (4)                  3.4
Edward L. Suggs, Jr.                                          275,391  (5)                    *
Eugene F. Dauchert, Jr.                                       178,883  (6)                    *
Sherman M. Podolsky, M.D.                                     119,415  (7)                    *
Marc V. Weiner                                                 68,128  (8)                    *
Ernest Bacon                                                   ------                         *
Shares owned by all Directors and
Executive Officers as a group
(8 persons):                                               24,783,563  (9)                 56.7


__________________________
/1/ The address for all persons listed is c/o PhyAmerica Physician Group, Inc., 2828 Croasdaile Drive, Durham, NC 27705.
/2/  An asterisk (*) indicates less than one percent.
/3/ Includes shares held by entities that are controlled by Dr. Scott, including 5,434,977 shares held by Scott Medical Partners LLC; 1,703,334 shares held by American Alliance Holding Company; 1,500,000 shares held by Doctors Health Plan, Inc.; 815,000 shares held by The Signal Fund, LP; 8,145,223 shares held by SMS Revocable Trusts dated December 15, 1993, and 119,143 shares held by S and W Limited Partnership. Dr. Scott disclaims beneficial ownership of shares held by Doctors Health Plan, Inc. Also includes 535,766 shares held by a partnership, the partners of which are Dr. Scott and certain trusts established for the benefit of Dr. Scott's children. Dr. Scott has sole investment power with respect to these shares, but has sole voting power with respect to only 390,666 shares. Voting power with respect to the remaining 145,100 shares is held by Dr. Walls, as trustee of the trusts. Also includes 79,100 shares held by Mrs. Scott as to which Dr. Scott disclaims beneficial ownership. Dr. Scott also disclaims beneficial ownership of the shares held by American Alliance Holding Company. The remaining 4,449,840 shares are held by Dr. Scott directly.
/4/ Includes 145,100 shares with respect to which Dr. Walls has voting power and Dr. Scott has investment power. Such shares also are included under the beneficial ownership of Dr. Scott. Also includes 1,171,695 shares held by certain trusts established for the benefit of Dr. Scott's children with respect to which Dr. Walls, as trustee, holds voting and investment power. Includes 2,000 shares owned directly by Dr. Walls, 8,000 shares subject to presently exercisable stock options and 177,668 shares reserved for issuance under the Deferred Compensation Plan.
/5/ Includes 254,292 shares subject to presently exercisable stock options and 265 shares owned by Mr. Suggs' wife. Mr. Suggs disclaims beneficial ownership of the shares held by his wife. Also includes 20,834 shares held by Mr. Suggs directly.
/6/ Includes 173,883 shares subject to presently exercisable stock options. Also includes 5,000 shares held by Mr. Dauchert directly.
/7/ Includes 73,939 shares subject to presently exercisable stock options. Also includes 45,476 shares held by Dr. Podolsky directly.
/8/  Includes 68,128 shares held by Mr. Weiner directly.
/9/ Includes 510,114 shares subject to presently exercisable stock options and 177,668 shares reserved for issuance under the Deferred Compensation Plan.

                                SPECIAL FACTORS

     The Merger Agreement provides that PhyAmerica Acquisition Corporation ("Acquisition Company"), a newly organized North Carolina corporation that is a wholly-owned subsidiary of the Scott Group, will be merged with and into the Company and that following the Merger, the separate existence of Acquisition Company will cease and the Company will continue as the surviving corporation. The terms of and conditions to the Merger are contained in the Merger Agreement which is included in full as Appendix A to this Proxy Statement. The discussion in this Proxy Statement of the Merger and the Merger Agreement, which consists of a summary description of all of the material terms of the Merger Agreement, is subject to and qualified in its entirety by reference to the more complete information set forth in the Merger Agreement.

Background of the Proposal

     The Company was founded in 1977 to staff hospital emergency departments. From 1991 to 1995, the Company expanded to provide hospital-based physician contract services, as well as physician business management services such as practice management, billing and collection. In addition, the Company acquired two health maintenance organizations ("HMOs") and developed another HMO. In 1993 and 1994, the Company, through a series of acquisitions and expansion efforts, added fee-for-service and capitated clinic networks in New Jersey, Maryland, North Carolina and Florida.

     Beginning in the fourth quarter of 1995 and continuing through 1998, the Company divested its health care operations in all areas other than the areas of physician contract services and physician business management services. The Company's core businesses can now be classified into three business categories:
(i) providing physicians and physician extenders to staff hospital emergency departments ("Emergency Physician Management Services"), (ii) providing billing and collection services for emergency department physicians and physician groups ("Billing and Business Management Services"), and (iii) providing physicians and physician extenders as contract services to a number of government agencies ("Government Services").

     The Company's primary financing source since June 1997 has consisted of accounts receivable sale programs with affiliates of National Century Financial Enterprises, Inc. ("NCFE"). NCFE is an independent corporation based in Ohio that provides health care receivables financing to the Company and other entities owned by Dr. Scott as well as other healthcare companies. Under its programs, NCFE purchases qualified receivables generated by the Company or acquired by the Company from independent contractor physicians. Two programs purchase receivables generated by the Emergency Physician Management Services business of the Company (collectively, the "ER Programs"), and a third program purchases receivables generated in the Government Services business (the "Government Program," and along with the ER Programs, the "NCFE Programs"). Receivables are purchased by NCFE for a purchase price that is equal to 97% of the expected collections from such receivables. However, approximately 17% of the purchase price is retained by NCFE in certain reserves pending the actual collection of the receivables, and the program fee described below is deducted from the purchase price and paid to NCFE. The purchase price paid by NCFE for a receivable (including the amounts in reserve and the amounts applied to program fees), less the amount collected by NCFE on the receivable, is considered the outstanding net value of the receivable. The Company pays monthly program fees to NCFE based on the outstanding net value of receivables under each program. Further description of the NCFE Programs appears in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The proceeds from the sales of the receivables (and the collection of ineligible receivables) to date have not been sufficient to meet the cash needs of the Company, and NCFE has provided additional financing to the Company by funding the purchase of receivables to be billed by the Company in the future ("Pro Forma Funding"). Pro Forma Funding has been advanced by NCFE for receivables expected to be generated by billing for both services that have been performed but not billed and for services projected to be performed in the future by the Company. The ability of the Company to reduce the outstanding balance of Pro Forma Funding is dependent upon the Company generating receivables in excess of the amount needed to fund the ongoing cash needs of the Company (including its obligation to pay program fees on the outstanding funding from NCFE).

     In March, 1999, management of the Company examined the possibility of acquiring the hospital emergency department staffing assets of Sterling Healthcare Group, Inc. ("Sterling"), a subsidiary of FPA Medical Management, Inc. ("FPA"). At that time, FPA, and all of its subsidiaries, including Sterling, were operating as debtors in possession pursuant to a Chapter 11 reorganization proceeding in Federal Bankruptcy Court in Delaware. Sterling had approximately 139 emergency department staffing contracts, the majority of which were located in the Company's primary market areas, principally in the southeast United States. In considering the possible acquisition of the Sterling assets, management conducted due diligence of the Sterling contracts and operations. Based on this review, management was of the opinion that there were numerous opportunities to increase physician productivity, increase collections through better enrollment and billing, and achieve significant overhead cost savings through a reduction of regional offices and the elimination of the Sterling headquarters office and the executive and senior management staff. Management believed that acquiring the Sterling assets would enable the Company to improve its profitability if the Company could successfully integrate the Sterling operations with the Company's operations, recognize cost savings by the elimination of duplicated functions and personnel, and minimize the attrition of hospital contracts that could be expected once the protections of the Bankruptcy Code ended. Management engaged Jessup & Lamont Capital Markets, Inc. ("Jessup & Lamont") as its financial advisor in the acquisition.

     On July 7, 1999 the Company acquired Sterling's hospital emergency department staffing assets for a purchase price of approximately $69.3 million plus assumption of up to $18 million in operating liabilities. This acquisition (the "Sterling Acquisition") increased the number of emergency department staffing contracts in the Emergency Physician Management Services business from 151 to 280. The Company anticipated there would be contract attrition once the assets were released from bankruptcy and hospitals were no longer bound by the automatic stay under the Bankruptcy Code, but the Company believed that it could retain a majority of the existing contracts and revenue. Of the 129 emergency department staffing contracts purchased on July 7, 1999, the total number of such contracts had declined to 73 at September 30, 2001. The Sterling Acquisition was financed by NCFE through an NCFE Program.

     The Sterling Acquisition increased the revenues generated from the sale of receivables under the NCFE programs. However, the Company continued to experience losses and increases in Pro Forma Funding. Following the Sterling Acquisition, the Company did reduce the regional Sterling offices, eliminate the Sterling headquarters office, eliminate substantially all of the executive and senior staff of Sterling, and implement programs to increase physician productivity and collections. In spite of these efforts, the Sterling Acquisition has proved to be unprofitable in that the expected productivity gains have not materialized, and as a result, collections have been lower than anticipated. Much of this is attributable to resistance on the part of the former Sterling physicians, virtually all of whom were compensated on a flat hourly rate, to convert to productivity based compensation models. In addition, several profitable contracts were terminated following the acquisition for a variety of reasons. Finally, such reduced revenues created a need for additional funding from NCFE, with the resultant higher program fees.

     As of September 30, 2001, the Company has outstanding approximately $186.5 million in Pro Forma Funding. From January 1, 2001, to September 30, 2001, the level of Pro Forma Funding has continued to increase by approximately $2.2 million per month.

     The Sterling Acquisition did not affect the size of the Billing and Business Management Services business because the assets acquired included assignment of a billing services agreement pursuant to which Sterling emergency department staffing contracts were billed by a subsidiary of Per Se Technology, Inc. ("Per Se"). However, on December 14, 1999 the Company increased its Billing and Business Management Services business by approximately 25% when a subsidiary of the Company acquired from Per Se the assets used in providing billing services for the hospital staffing contracts acquired in the Sterling Acquisition (the "Per Se Acquisition"). The Per Se Acquisition increased the number of patient visits billed in the Billing and Business Management Services business from approximately 3.8 million per year to approximately 5 million per year. The Company paid $4 million for the Per Se Acquisition--$2 million for early termination of the existing billing and business management services agreement with the seller and $2 million for the furniture, fixtures and equipment and the license of certain billing software. To finance the Per Se Acquisition, the Company borrowed $6.74 million from NCFE and used the proceeds to acquire the Per Se assets, to terminate the existing billing and business management services agreement with Per Se, to pay outstanding invoices to Per Se for services rendered by Per Se prior to closing the acquisition in the amount of approximately $2.45 million and to pay certain transaction expenses.

     The long term success of the Company is dependent upon maintaining existing hospital contracts and obtaining new hospital contracts. The executives and boards of existing and prospective new hospital clients have expressed concerns in renewing existing contracts with and awarding new contracts to the Company because of concerns about the long term financial viability of the Company. While the Company believes it has an excellent track record in providing services, the Company believes that publicity regarding its financial condition has been a serious impediment to obtaining new contracts or renewing existing contracts.

     Most of the Company's hospital contracts can be terminated without cause on 90 to 180 days prior notice, and at any given time numerous contracts are up for renewal. As of September 30, 2001, the Company had 206 hospital contracts. Hospital contracts are service contracts where the hospital contracts out the management of an emergency department to relieve itself of the problems of recruiting and scheduling and retaining qualified emergency medicine specialists to provide emergency department services. The Company relies on its ability to provide efficient and reliable service that is responsive to the needs of the hospital in order to retain contracts. To provide services, the Company contracts with approximately 1,600 independent contractor physicians to provide medical services. The physician contracts are generally terminable by either party without cause on 90 to 120 days notice. The ability to retain and extend hospital and physician contracts thus depends largely on the continuing efficient administration of the contracts by the Company and upon the confidence of the hospital and of physicians in the stability and longevity of the Company.

     Over the last three years, the Company has divested its non-core businesses, expanded its core business through the Sterling Acquisition and focused its efforts on improving operations, increasing revenue and reducing expenses, in an effort to increase profitability and enhance stockholder value. Management believes, however, that continued operation of the Company under the present circumstances will result in further losses and erosion of stockholder value. While there have been improvements in operations within the Company's three core businesses, the Company continues to incur significant losses. The primary reason for the anticipated continuing losses is the cost of the financing incurred by the Company to fund its operations for the past several years. The margins that are attainable in this industry are not sufficient to cover the expense of operations and cover the cost of the Company's obligations to NCFE. As a result, the Company is expected to continue to incur substantial losses for the foreseeable future.

     In addition, profitability in the Emergency Physician Management Services business is under pressure industry-wide as government reimbursement programs and private insurance programs seek to contain and reduce medical costs at the same time that the cost of delivering services continues to rise. Overall industry problems, combined with the financing costs of the Company and the difficulty of adding new business because of the negative publicity of the Company's finances, make it unlikely that the Emergency Physician Management Services business can become profitable as presently operated. The Government Services business, which is relatively small compared to the Emergency Physician Management Services business, faces many of the same pressures as the Emergency Physician Management Services business. While the Billing and Business Management Services business continues to be the most successful of the core businesses in generating net revenue, its size is relatively small compared to the overall Company.

     In light of the financial situation of the Company and the general state of the industry, management of the Company has been concerned that continued operation of the Company along its present path is not feasible. Management has continued to explore realistic options available to the Company. Management has considered selling the entire Company, or selling one or more of the remaining businesses of the Company, restructuring the Company in bankruptcy or liquidating the Company. There are significant obstacles associated with each of these options.

     Restructuring the Company in bankruptcy or liquidating the Company are not attractive options. A restructuring is not feasible because the Company has sold its receivables, which would otherwise be the likely source of collateral for a debtor-in-possession financing. Further, the additional costs of operating in bankruptcy would make it virtually impossible for the Company to operate profitably. Finally, the level of outstanding financing would mean that it would not be possible to confirm a plan under which existing stockholders would maintain significant ownership in the reorganized entity. Liquidation is not a good option because the stockholders would receive nothing in a liquidation given the outstanding creditor claims.

     Over the past few years, the Company has made inquiries to lenders to see if it might be able to obtain other financing. However, no lender has been willing to provide sufficient financing to discharge the obligations of the Company under its current financing arrangements.

     Locating additional equity funding has not been an attractive prospect for several reasons. The healthcare industry is generally in disfavor among investors. The Company's financial status and level of debt do not make it an attractive target for investors. Moreover, management believes that the Company's relatively low stock price would lead to significant dilution of existing stockholders and would likely trigger significant limitations in the use of the Company's net operating loss carryforwards ("NOLs").

     In the second half of 1999 and early 2000, management believed that despite the Sterling Acquisition and other initiatives implemented to increase profitability, it did not appear that the stock of the Company was likely to increase significantly in value given the financial pressure on the Company and the general valuations of physician management companies in the public markets. The Board had discussions and considered a number of options in order to enhance stockholder value, such as "spinning off" the Billing and Business Management Services business as a separate public company, going private, selling the Billing and Business Management Services business, or selling the Emergency Physician Management Services business and leaving the Company as a Billing and Business Management Services company. With respect to the option of selling the Emergency Physician Management Services business and the Government Services business, Dr. Scott advised the Board that he would consider purchasing those two businesses for an assumption of the NCFE obligations if NCFE would agree.

     The Board then undertook serious discussions and investigations into the feasibility of such transactions. In connection with these discussions, in October 1999 it retained the investment banking firm of Jessup & Lamont to advise it with respect to a number of strategic options. The Board, with the advice of the investment bankers, considered a "spinoff" of the Billing and Business Management Services business as a separate public company (the "Billing Company") with the hopes that it could be profitable and grow. While a spinoff would have given the stockholders of the Company stock in two publicly held companies, the Board believed that the survival of the remaining company would be critical to the financial prospects of the Billing Company, which generates approximately 60% of its revenue from the Emergency Physician Management Services business. The investment bankers and the Board did not believe that the remaining company (with the Emergency Physician Management Services business and the Government Services business) would survive without a significant restructuring of debt or a significant equity infusion. Discussions and negotiations were held with NCFE concerning the amount of financing that could be allocated between the Billing Company and the resulting company, but ultimately the Board and the investment bankers were not able to reach agreement with NCFE as to an acceptable allocation of financing. Further, the size of the Billing Company and its concentration of business with and dependence upon the remaining company would mean that the Billing Company would also be unable to take advantage of the public equity and debt markets to raise funds, and the additional costs of being a public company would not provide the Billing Company (or the shareholders of the remaining company) with any benefit. For these reasons, the Board concluded that the spinoff of the Billing and Business Management Services business into a public company would not be successful.

     The Board and the investment bankers also considered a sale of the Billing and Business Management Services business, but concluded that the proceeds from such a sale would not result in a meaningful reduction of debt of the Company and would not be sufficient to reduce the financing costs to an extent that the Company would be profitable.

     The Board and the investment bankers also analyzed the possibility of a sale of the Emergency Physician Management Services business and the Government Services business. The Board believed that such sale would be the most attractive option if it could be structured so that the purchaser would assume enough of NCFE's outstanding financing so as to leave the Company with a manageable amount of financing obligations while not burdening the purchaser with such an amount of financing obligations that it would not be able to survive. Dr. Scott indicated to the Board that he would be willing to acquire these businesses and prepared various projections to examine the effects of such a transaction. Jessup & Lamont advised the Board regarding the feasibility and pricing of such a transaction.

     The Board met five times from September through December 1999 to discuss different aspects of a potential transaction. The Board received reports from management, Jessup & Lamont and legal counsel to the Company on various aspects of a potential transaction, including the financial breakdown of the businesses if separated, the potential treatment of the resulting billing and collection company in the market, the financial prospects facing both companies as separate entities and the overall options facing the Company. Following these analyses, the Board authorized management to proceed with the proposed transaction. Jessup & Lamont assisted in negotiating the terms of the proposed sale to Dr. Scott, and on February 4, 2000, the Company filed a preliminary proxy statement with the SEC. Jessup & Lamont issued a preliminary analysis concerning the fairness of the transaction. However, the Company and Dr. Scott and NCFE could not reach agreement on an allocation of financing between the resulting companies that was acceptable to all parties. The Board concluded that while the amount of financing that Dr. Scott was willing to assume in the transaction would be in excess of the value of such businesses, the remaining debt that would be retained would make it unlikely that the Billing and Business Management Services business alone could sustain its operations, service its debt and still grow and achieve profitability such that there would likely be an increase in the stock price. After receiving comments from the SEC on the preliminary proxy statement, the Board determined that the transaction as contemplated should not be further pursued.

     On September 19, 2000, the Board appointed two individuals, Mr. Fred Jinks and Mr. Ernest Bacon, to complete the unexpired terms of members that had resigned. Both Mr. Jinks and Mr. Bacon had no previous ties to the Company, and came on the Board as independent directors.

     At the November 8, 2000 special meeting of the Board, Dr. Scott presented a proposal to the Board for a "going private" cash out merger that would pay the stockholders $0.15 per share (the "Offer" or the "Proposal") and would result in the acquisition of all shares of stockholders other than Dr. Scott and his affiliates (hereafter, the "Unaffiliated Stockholders"). The Board concluded that the Proposal would involve a transaction in which Dr. Scott had interests that are in addition to, or different from, the interests of the Unaffiliated Stockholders. Accordingly, the Board created a special committee (the "Special Committee") and appointed Frederick Jinks, Ernest Bacon and Charles E. Potter to serve as members. Neither Messrs. Jinks, Bacon nor Potter is an employee of the Company or an employee of Dr. Scott or any of his affiliates. The Special Committee was authorized to consider, review, evaluate and recommend to the Board what actions, if any, should be taken with respect to the Proposal and to engage in negotiations with Dr. Scott with respect to the Proposal. On November 14, 2000 the Company issued a press release announcing that Dr. Scott had made a Proposal for a merger transaction which would have the effect of converting the stockholdings of the Unaffiliated Stockholders to cash.

     On November 27, 2000, Messrs. Bacon and Jinks of the Special Committee met with Larry E. Robbins and Samuel T. Wyrick, III, of the law firm of Wyrick Robbins Yates & Ponton, LLP, Raleigh, North Carolina, who the Special Committee selected to serve as independent legal counsel to the Special Committee. Mr. Potter decided to remove himself from the Special Committee due to his longstanding professional and social relationships with Dr. Scott, in order to assure that the Special Committee was completely independent. Mr. Jinks and Mr. Bacon concluded that there were no conflicts that would affect their own independence in evaluating the Offer made by Dr. Scott and there existed no impediments to their ability to act impartially and independently. On November 28, 2000, the full Board amended the original resolutions establishing the Special Committee by changing the composition of the Special Committee to include only two members, Ernest Bacon and Frederick Jinks, effective as of November 8, 2000.

     At the meeting of the Special Committee on November 27, 2000, Mr. Robbins discussed various matters regarding legal standards and procedures to be followed in considering and responding to the Offer, and, more specifically, the business judgment rule, the "auction process" and "market out" process of selling a company and the importance of hiring an experienced financial advisor to assist in the determination of whether the Offer is fair. At the request of the Special Committee, two representatives from the investment banking firm, Duff & Phelps, LLC ("Duff & Phelps"), Patricia J. Luscombe and Jeffrey S. Schiedemeyer, joined the meeting so that the Special Committee could determine whether to engage Duff & Phelps as its independent financial advisor. Ms. Luscombe discussed the background, history and qualifications of Duff & Phelps and its valuation procedures and methodologies. Messrs. Jinks and Bacon then asked several questions of Ms. Luscombe and Mr. Schiedemeyer concerning relevant transactions, the time line for assessing the value of the Company, their fee structure and whether Duff & Phelps would contact other companies about their interest in acquiring ownership of the Company. Ms. Luscombe responded that Duff & Phelps would only contact other companies if requested to do so by the Special Committee, but that if any other interest in the Company arose, it would be considered as a factor in their analysis. The Special Committee did not request that Duff & Phelps solicit bids from other companies because the Board never determined to place the Company in a for sale or auction mode. The principal reason for this determination was the presence of Dr. Scott as a majority stockholder. As a majority stockholder, Dr. Scott would have the power to veto any proposed offers from third parties. As a result, an offer from a third party would likely have to be at a significant premium to Dr. Scott's Offer in order for Dr. Scott to accept it. Based upon the current debt levels of the Company, the current industry where a large supply of physician practices are for sale with lesser demand to buy such practices and past efforts of the Company to attract investors and interested purchasers, the Special Committee determined that it was more advisable to follow a "fiduciary out" process as opposed to an auction process. In this context, "fiduciary out" process means that notwithstanding the Special Committee's contemplation or acceptance of Dr. Scott's Offer, upon receipt of a third party offer that the Special Committee determines is financially better to the Unaffiliated Stockholders, the Special Committee can exercise its fiduciary duties to reject Dr. Scott's Offer and accept the new third party offer. The Special Committee favored the "fiduciary out" process, as it permitted the Special Committee to accept any third party offers that may arise after public notification of Dr. Scott's Offer, but did not entail the time and expense of the auction process that the Special Committee did not believe would be effective. In addition, based upon the forecast of time required to complete the transaction, the Special Committee believed that the proposed process would sufficiently allow for the acceptance of higher offers. Following the presentation by Ms. Luscombe and Mr. Schiedemeyer, the Special Committee reviewed and discussed the presentation and approved a resolution to engage Duff & Phelps as its independent financial advisor.

     On December 11, 2000, the Special Committee, Messrs. Robbins and Wyrick, as its legal counsel, Eugene Dauchert, Vice President and General Counsel of the Company, Mark Weiner, Chief Financial Officer of the Company and Mr. Trost, Ms. Luscombe and Mr. Schiedemeyer of Duff & Phelps met telephonically to assist Duff & Phelps in preparing its report to the Special Committee. The representatives of Duff & Phelps asked various questions of the representatives of the Company. Messrs. Dauchert and Weiner provided a chronological narrative of the general history and financial situation of the Company, the expectations projected for Calendar Year 2001 and efforts to cut overhead costs. Included in this narrative, among other things, was a discussion of all options the Company had previously used to increase profitability and stockholder value, including acquisition of additional businesses, cutting costs, selling off portions of the Company's businesses, raising equity, increasing debt, attracting third party buyers, and spinning out portions of the Company's business, and why such efforts had not been effective. Messrs. Dauchert and Weiner also explained what they believed to be the benefits of the Offer, including the cost-saving and competitive benefits of being a private corporation, and why they believed that the Offer was a better alternative than liquidation.

     On December 18, 2000, the Special Committee met with Messrs. Dauchert and Weiner, Stan Haines, Senior Vice President and Treasurer of the Company, Mr. Trost, Ms. Luscombe, Mr. Schiedemeyer, Mr. Robbins and Mr. Wyrick. During the meeting Mr. Dauchert, Mr. Weiner and other representatives discussed the general history of the Company. Mr. Dauchert generally described the Company's relationships with commercial lenders. He said that First Union National Bank, one of the Company's initial lenders, was no longer willing to loan money to the Company. He also said that NCFE was the only group willing to provide any type of financing to the Company. Mr. Dauchert then generally described the difficulty of winning bids to provide Emergency Physician Management Services to hospitals. Mr. Weiner added that the Company's public financials were often used by competitors to win contracts that had initially been awarded to the Company. Mr. Weiner mentioned that although the Company was not always the lowest bidder, it could be successful with regard to the provision of certain medical services because of the high quality of services that it provides. Mr. Schiedemeyer then posed a question regarding the use of consultants to make the Company more profitable. Mr. Dauchert responded that the Company had used consultants in the past, but that the consultants tended to provide the Company with obvious advice at expensive prices. Mr. Schiedemeyer then asked whether there had been any outside interest in purchasing the Company, to which Mr. Dauchert answered no. Mr. Dauchert then stated that in order to achieve a positive cash flow, the Company would need to undergo a complete capital restructuring, which he believed would be difficult as a public company. The parties then went on to discuss the Company's relationship with NCFE. Mr. Haines stated that it was possible that the Company was in default under its existing credit facility with NCFE. Mr. Wiener stated that a worst case scenario would be if NCFE calls a default on the credit facility and stops funding the Company, and the Company becomes insolvent and terminates its operations.

     Later in the meeting, Dr. Scott joined by telephone. He discussed his reasons for wanting to take the Company private. His reasons included the amount of debt and the structure of the debt, the costs attendant to being a public company, the fact that the Company's financials are publicly available and his belief that there was no viable market for the sale of the Company. Dr. Scott then discussed the factors he considered in arriving at the Offer. He also remarked that shares in the Company had been trading at $0.10 per share and that he was offering a fifty percent premium. In discussing whether any offers to purchase the Company had been received, Dr. Scott mentioned that he had been contacted by Dr. Lynn Massingale of Team Health, Inc., (Team Health is a top competitor of the Company that has contracts with over 350 hospitals in 30 states to provide medical staffing, management, administrative and other support services) to inquire as to whether the Company wanted to partner with Team Health to take the Company private. Dr. Scott stated that he turned down Dr. Massingale's offer to partner with the Company, but that he did tell Dr. Massingale to send offers if he were interested in purchasing all of the shares of the Company, and that he should direct any further inquiries to the Special Committee. Dr. Scott then remarked that he thought the Company's public market value was negligible. Dr. Scott questioned what advantages the Company gained by incurring two to three million dollars a year in expenses to remain a public company.

     On January 4, 2001, the Special Committee held a meeting via teleconference. Messrs. Bacon and Jinks were present. Also in attendance were Dr. Lynn Massingale and Bob Joyner of Team Health, Ken O'Keefe, an investor in Team Health and Mr. Robbins. Dr. Massingale presented some background information concerning Team Health, including its interest in the Company and its desire to discuss a potential acquisition of the Company with the Special Committee. Mr. Jinks asked the representatives of Team Health about the details of their interest in acquiring EmCare, a potential acquisition that Team Health explored for over one year before deciding not to proceed. Mr. O'Keefe detailed some of the issues which caused Team Health not to proceed with an offer to acquire EmCare. After noting that the due diligence on EmCare took nearly a year and cost Team Health over $2 million, Mr. O'Keefe stated that he had no interest in a long, drawn out process with regard to examining possibilities with the Company. Mr. Robbins then suggested that it would be appropriate for Team Health to provide an indication of their interest in paying more for the shares of the Company than offered in the Proposal by Dr. Scott. Dr. Massingale indicated that Team Health would follow up in the near future.

     On January 9, 2001, Mr. Jinks, received a letter from Dr. Massingale, expressing interest in the potential acquisition of the stock of the Company. The letter attached a list of additional information regarding the Company that Team Health wished to receive in order to evaluate the potential acquisition. The request for information was forwarded to the executive officers of the Company and to counsel to the Special Committee.

     On February 1, 2001, a meeting of the Special Committee was held via teleconference. In addition to Messrs. Bacon and Jinks, Ms. Luscombe, Mr. Schiedemeyer and Mr. Trost were present, as were Messrs. Robbins and Wyrick. Ms. Luscombe asked about the status of Team Health's interest in acquiring the Company. Mr. Robbins remarked that it would likely be a lengthy process, and that as Team Health is a front line competitor with the Company, the Company would be cautious in the disclosures that it makes to Team Health in response to their requests for information. The representatives of Duff & Phelps then remarked that they needed to confirm the financial projections of the Company, including focusing upon whether the Company will be able to break even on a cash flow basis, or whether they will continue to incur more debt. Ms. Luscombe remarked that Duff & Phelps was considering the Company's analysis that it would be able to cut operating losses so as to not incur additional debt. However, she stated that even if the probability of achieving even marginal profitability were low, that based upon the prior track record of the management of the Company, this would impact their conclusions. Mr. Robbins then mentioned that the Special Committee would need to take into account the probability that the financing with NCFE would go into default when making their recommendation to the Board.

     The representatives of Duff & Phelps then stated that their assessment as to whether the Offer by Dr. Scott was fair would depend, in part, upon the willingness of Team Health to acquire the Company and for what price. Mr. Jinks mentioned that the Special Committee had asked Team Health for a specific range of prices for the Company but none had been provided. Mr. Robbins suggested that the full Board and executive officers of the Company should provide Team Health with the information needed to determine if they are interested and a general price range for the Company, but that the Company would likely be reluctant to release more information than is necessary for those purposes due to Team Health's role as a competitor of the Company.

     The next scheduled meeting of the Special Committee occurred on February 8, 2001 via teleconference. Mr. Bacon was present, as well as Ms. Luscombe, and Messrs. Schiedemeyer, Trost, Robbins, and Wyrick. Mr. Bacon began the meeting by noting that Mr. Jinks had removed himself from the Special Committee and the full Board due to health issues, and that Mr. Bacon was now the sole member and Chairman of the Special Committee. Mr. Bacon stated that all necessary parties were informed of the change in the composition of the Special Committee. Ms. Luscombe and Mr. Schiedemeyer remarked that a one person Special Committee was unusual, but that since Mr. Bacon was willing to continue with the assistance of independent advisors, it does not make the Special Committee any less credible in their viewpoint. The subject of the 2001 budget was then discussed, as the Board had recently approved such budget. Mr. Bacon remarked to Ms. Luscombe that the budget was based upon the assumption of remaining public, and did not attempt to make any adjustments for going private. The next topic of conversation was the provision of information to Team Health to aid in their decision concerning the Company. Mr. Robbins remarked that to date no information regarding the Company had been delivered to Team Health, but that management of the Company understands that the Special Committee will be unable to determine the fairness of the Offer by Dr. Scott until Team Health receives such requested information and has had an opportunity to review and comment upon it. Finally, Mr. Bacon updated the representatives of Duff & Phelps regarding the status of the Company's relationship with NCFE, noting that the relationship is fragile, and that while the Company did not think it would need to make further draws from NCFE, it was a very close call.

     On February 22, 2001, Mr. Dauchert received a letter from Jay W. Eisenhofer, who represents certain stockholders of the Company in a derivative class action lawsuit challenging the privatization of the Company by Dr. Scott. The letter acknowledged the existence of the Special Committee, and requested an opportunity to provide input to the Special Committee prior to the conclusion of its deliberations. On March 23, 2001, Mr. Robbins received a letter from Mr. Eisenhofer confirming a request to meet with the Special Committee. A response to Mr. Eisenhofer was sent on March 30, 2001, confirming that a meeting was scheduled on April 17, 2001, for the purposes of allowing Mr. Eisenhofer to provide input to the Special Committee.

     On March 6, 2001, Mr. Dauchert delivered a due diligence package to Mr. Robbins with instructions to forward such information to Team Health in connection with the Special Committee's duties of evaluating a potential offer by Team Health.

     On April 17, 2001, a meeting among the Special Committee, Messrs. Robbins and Wyrick, Mr. Eisenhofer and Sidney S. Liebsman of Grant and Eisenhofer, a law firm representing certain stockholders in the aforementioned derivative class action, and William J. Galbally, a certified public accountant, took place. The focus of the meeting was to formally present copies of the pleadings and information in Bosco et al. v. Scott et al., United States District Court
               ----------------------------
(MDNC), Civil Action No. 1:00cv901, which the Special Committee has subsequently reviewed, and to discuss the allegations included therein.

     On April 19, 2001, members of Team Health, including Dr. Lynn Massingale, visited the law offices of Wyrick Robbins Yates & Ponton LLP to review financial data produced by the Company for inspection, consistent with the terms of a confidentiality agreement. Mr. Dauchert took part in the meeting to explain the Company's data and to discuss, particularly, its malpractice insurance coverage. Mr. Wyrick emphasized to the Team Health members that the Special Committee was serious about entertaining an offer from Team Health. The meeting lasted approximately three hours. The Team Health members then left and said they would be back in touch to state whether Team Health had an interest in making an offer.

     On May 10, 2001, the Special Committee held a meeting via teleconference. Ms. Luscombe and Mr. Schiedemeyer of Duff & Phelps were present, as were Messrs. Robbins and Wyrick. The meeting participants discussed the meeting with Mr. Eisenhofer, the class action lawsuit and the effect upon the value of the

Company. Ms. Luscombe stated that she was concerned about valuing the litigation with respect to weighing legal issues, and the remainder of the participants discussed the best means of incorporating the value of the class action lawsuit. Mr. Schiedemeyer remarked that in any event, since a fair amount of time had expired since they were engaged to value the Company, they would need to update their analysis.

     Mr. Wyrick, on behalf of the Special Committee, wrote a letter dated May 14, 2001, to Lawrence Hamermesh, a professor at Delaware's Widener University School of Law who is an expert in evaluating the monetary value of stockholder derivative claims. On May 31, Mr. Wyrick contacted Mr. Dauchert to confirm that the Special Committee would have the resources to hire Mr. Hamermesh and a law firm nominated by Mr. Hamermesh for the purposes of valuing the outstanding stockholders derivative suit against Dr. Scott. On June 1, 2001, Mr. Dauchert confirmed that the Company would incur the expense of the Special Committee involved in hiring Mr. Hamermesh.

     On May 30, the Special Committee had a telephone conversation with Dr. Massingale of Team Health. In that telephone conversation, Dr. Massingale informed Mr. Bacon that Team Health no longer had any interest in making an offer to acquire the stock of the Company, and that he would follow up with official notification of Team Health's decision. On June 1, 2001, Mr. Robbins, received an e-mail from Dr. Massingale confirming that based upon Team Health's review of Company materials, they would not make a proposal to acquire the stock of the Company. The e-mail did relay a potential interest in purchasing some assets of the Company, such as "specific hospital contracts or other revenue producing assets" if the Company were interested. As of the date of this proxy statement, Team Health has made no further contact or firm interest in purchasing any individual assets of the Company.

     During the months of June, July and August, 2001, the Special Committee continued its due diligence efforts, keeping in frequent contact with its independent legal counsel, the representatives of Duff & Phelps, and Mr. Hamermesh and his associates and continued to consider alternatives available to the Company. On September 13, 2001, the Special Committee received the final reports of Duff & Phelps and Mr. Hamermesh. The contents of the reports are set forth below in more detail. The Special Committee evaluated and compared the determined value of the Company's Common Stock provided by Duff & Phelps plus the value of the Bosco litigation provided by Mr. Hamermesh against current and historical market prices for the Common Stock, as well as against the price per share of Common Stock proposed in the Offer.

     On September 14, 2001, a meeting of the Special Committee took place, with Mr. Bacon in attendance by telephone. Also present by telephone were Messrs. Wyrick and Robbins, and Daniel S. Porper and Jeffrey M. Smith, also with Wyrick Robbins Yates & Ponton, LLP. The purpose of the meeting was to review with the Special Committee all relevant reports and information received to date relevant to the Special Committee, and to decide on an appropriate report from the Special Committee to the Board.

     On October 12, 2001, the Special Committee held a meeting via teleconference. Messrs. Bacon, Robbins and Wyrick were in attendance. Mr. Robbins noted that Duff & Phelps had agreed to release their final draft of the Opinion. In addition, a draft of the proposed Merger Agreement was reviewed. Mr. Robbins suggested that Mr. Bacon negotiate a few sections of the Merger Agreement. Provided that those requested changes were made to those sections, Mr. Bacon determined that the proposed Merger Agreement was fair, and agreed to recommend approval to the full Board on behalf of the Special Committee.

The Special Committee's and the Board's Recommendation

     The Special Committee

     The Special Committee has determined that the terms of the Offer are fair to, and in the best interest of, the Unaffiliated Stockholders. The Special Committee recommends to the Board that the Offer be accepted and that the Company enter into the Merger Agreement. In reaching its determination, the Special Committee consulted with the Company's management, as well as the Special Committee's independent financial advisor and legal counsel, and considered the short-term and long-term interests and prospects of the Company and its stockholders. In particular, the Special Committee considered the following material factors, among others, that it believes supported its recommendation, including:


     . the Offer will provide the Company's Unaffiliated Stockholders a premium for their shares compared to the determined value of between $0.00 and $0.04 for the Common Stock as set forth in the analysis of Duff & Phelps; the Special Committee adopted the analysis of Duff & Phelps, which utilized a going concern valuation methodology with respect to determined value of the Common Stock and considered the premium paid in relation to the current and historical prices; in addition the Special Committee concluded that the 50% premium over the price of the Common Stock prior to the announcement of the transaction of $0.10 on November 6, 2000, and the 131% premium over the price of the Common Stock on September 10, 2001, supported its determination to recommend the transaction;

     . the Offer will provide the Company's Unaffiliated Stockholders with an opportunity to realize a premium for their shares of Common Stock compared to current and historical prices; specifically, the Unaffiliated Stockholders can realize a premium of approximately (a) 50% over the $0.10 per share closing price of the Common Stock on November 13, 2000, the last trading day prior to the announcement of the Offer, (b) 25.3% over the average reported closing price for the 20 trading days prior to the announcement of the Offer, (c) 130% over the $0.065 closing price on September 10, 2001, the last trading day prior to the Special Committee making its determination, and (d) 114% over the average reported closing price for the 20 trading days prior to the Special Committee making its determination; these premiums supported the Special Committee's determination to recommend the transaction;

     . the Company's net book value of approximately ($144.2) million at December 31, 2000 and ($169.8) million at September 30, 2001, shows that the Offer will allow the Company's Unaffiliated Stockholders to realize a return for their shares held; whereas under the net book value methodology the Company's Unaffiliated Stockholders would receive no return on their shares;

     . Duff & Phelps calculation of the Company's enterprise value in a liquidation scenario of $0 to $137 million, shows that even if the Company were to reach $137 million, its total debt and other liabilities equal $249 million, leaving a negative balance of $112 million in shareholder equity available for distribution to the Company's common stockholders; thus, the Offer is considerably more than the Company's Unaffiliated Stockholders would receive under a liquidation methodology;

     . the Special Committee drew on its knowledge of the business, financial results and prospects of the Company, as well as the Special Committee's knowledge of the managed healthcare industry generally

     . that he had developed in his time as a member of the full Board as well as outside business experiences; specifically, the Special Committee adopted the findings of Duff & Phelps and considered the views expressed by management of the Company regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if it were to remain publicly owned; the Special Committee considered the views of Mr. Hamermesh regarding the value of the derivative claims; the Special Committee concluded that these collective insights about the Company's prospects supported its determination to recommend the transaction;

     . the recent financial performance of the Company has generated significant losses ($17.425 million for the six months ended June 30, 2001); in order to remain viable, the Company has made significant assumptions regarding the Company's operations, however, for the current year to date, the Company continues to show significant losses;

     . the Company owes a significant amount of money to NCFE ($256 million as of June 30, 2001); based upon its performance and operations, there is a severe risk that NCFE will call a default on the amounts owed; in the event that a default is called on the financing, based upon discussions with the management of the Company, the Special Committee believes that the acceleration of the amounts due under the NCFE credit facility would create an immediate and irreparable liquidity crisis, since no alternative financing sources have been made available to the Company;

     . Dr. Scott's controlling equity interest in the Company, and his corresponding ability to veto any proposed transactions requiring majority stockholder approval, would likely deter potential strategic and financial third party buyers without a premium substantially higher than implied by the $0.15 per share price offered by Dr. Scott; the Special Committee concluded that this deterrent effect supported its determination to recommend the transaction as it is unlikely that a third party buyer would offer a substantial premium to $0.15 per share;

     . based upon the lack of interest by any third party to acquire the Company, other than a brief period of interest by Team Health that never materialized into an offer, for the long period of time after the Offer had been publicly announced, the Special Committee finds it unlikely that any party other than Dr. Scott would propose and complete a transaction that was more favorable than the Offer; the Special Committee concluded that the lack of additional buyers at a higher price supported its determination to recommend the transaction;

     . limitations the Company suffered and would likely continue to suffer as a public company, including its limited trading volume resulting from the significant ownership interest held by Dr. Scott, the lack of institutional sponsorship and coverage by institutional research analysts, the inability to raise capital in the public markets to finance further growth and increase the public float resulting from the Company's inability to generate the type of rapid revenue and unit growth expected by the public markets, the increases in litigation associated with being a public company, the necessity to make public filings and thus make available to competitors financial information of the Company that can make winning bids difficult and the expenses of compliance with the reporting requirements of a public company, all of which adversely affect the trading market in, and the value of, the Common Stock; the Special Committee concluded that these limitations imposed on the Company as a public company supported its determination to recommend the transaction;

     . after adding a $0.045 per share settlement as the value of the derivative litigation established by Mr. Hamermesh, the $0.15 per share proposed to be paid to stockholders in the Offer represents (i) a premium of approximately 274% over the highest valuation proposed by Duff & Phelps ($0.04); (ii) a premium of approximately 30% over the $0.07 trading price for the shares of Common Stock on September 13, 2001; and (iii) a premium of approximately 5% over the most conservative figure of the $0.10 trading price for the shares of Common Stock on November 13, 2000, the last trading day prior to the announcement of the Offer, the Special Committee concluded that the existence of the range of premiums supported its determination to recommend the transaction;

     . cash will be paid to the Company's stockholders in the Merger, eliminating any uncertainties in valuing the merger consideration to be received by the Company's stockholders; the Special Committee concluded that the certainty of value provided by the use of cash consideration supported its determination to recommend the transaction;

     . Delaware law entitles the Company's stockholders who do not vote in favor of the Merger to file a written objection with the Company to obtain the "fair value" of their shares and otherwise follow the procedures prescribed by Delaware law, as determined by a court, if the Merger is completed; the Special Committee concluded that the availability of other remedies for dissatisfied stockholders supported its determination to recommend the transaction;

     . the Special Committee's judgment that it was unlikely for the Company's stockholders to realize in excess of $0.15 per share due to the current and prospective environment in which the Company operates, and more particularly, the difficulty that the Company would have in the future competing against more aggressive competitors with greater capital resources; the Special Committee concluded that the unlikely prospects for a higher trading price for the Company's shares if it remained a public company supported its determination to recommend the transaction; and

     The Special Committee also determined that the Merger is procedurally fair because among other things:

     . the Company's Board established a Special Committee to consider the Proposal and negotiate the terms of the Merger Agreement;

     . the Special Committee is composed of an independent director who is not an officer or employee of the Company and has no financial interest in the Merger different from the Unaffiliated Stockholders;

     . the Special Committee was given exclusive and unlimited authority to, among other things, evaluate, negotiate and recommend the terms of any proposed transactions;

     . the Special Committee retained and received advice from its own independent legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the Offer and Merger Agreement;

     .    the Special Committee reviewed the pleadings and information in Bosco
                                                                          -----
          et al. v. Scott et al., United States District Court (MDNC), Civil
          ----------------------
           Action No. 1:00cv901;

     . Duff & Phelps rendered an opinion, which the Special Committee has adopted, concerning the fairness, from a financial point of view, of the cash consideration to be received by the stockholders in the Merger;

     . Although the Special Committee did not negotiate with an unaffiliated representative of the Unaffiliated Stockholders and the Merger was not conditioned upon the favorable vote of a majority of the Unaffiliated Stockholders, the Special Committee in considering the fairness of the Merger noted that under Delaware law, the Company's stockholders have a right to demand appraisal of their shares; and

     . after public disclosure of the Offer on November 14, 2000, no third party other than Team Health, which decided not to move forward with an acquisition of the Company, expressed any interest in acquiring the Company at all, let alone at a valuation exceeding $0.15.

     The Special Committee also considered a variety of risks and other potentially negative factors concerning the Merger. All of the material risks and potentially negative factors considered by the Special Committee were as follows:

  . Dr. Scott has potential conflicts of interest, including equity interests and continued employment in the Company as the surviving corporation;

  . following the Merger, the Company's stockholders will cease to participate in any future earnings growth of the Company or benefit from any increase in the value of the Company;

  . market conditions and financial arrangements will allow the Company to meet its current forecasts regarding operating requirements;

  . the full impact of new hospital contracts has yet to be seen and could have a greater positive effect on the financial performance; and

  . initiatives such as better aligning physician incentives could further improve financial performance as more fee for service contracts are brought into the practice partners program.

     After considering these factors, the Special Committee concluded that the positive factors relating to the Offer outweighed the negative factors. Because of the variety of factors considered, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination. The determination of the Special Committee was made after consideration of all of the factors together.

     The Board

     At a special meeting of the Board on October 15, 2001, at which all members were present other than Dr. Scott, who removed himself from the meeting, the Board unanimously approved the Merger Agreement, concluded that the Cash Merger Consideration is fair to the Unaffiliated Stockholders and recommended that it be submitted to the Company's stockholders for approval. The Board recommends that the Unaffiliated Stockholders approve the Merger Agreement. In its consideration of the Merger Agreement, the Board adopted the analysis and conclusions of the Special Committee with respect to the fairness of the Merger Agreement and believes that the Merger Agreement and the Merger are both procedurally and substantively fair to the Unaffiliated Stockholders.

     Although all of the directors (other than Dr. Scott) voted in favor of the Merger Agreement at the meeting of the Board on October 15, 2001, Mr. Bacon, who alone constituted the Special Committee, was the only disinterested director who voted in favor of the Merger Agreement. See "Background of the Merger."

     In considering the fairness of the Merger Agreement, the Special Committee and the Board did not consider the liquidation value of the Company because the Scott Group had advised the Special Committee and the Board that it intended to continue to operate the Company as a going concern after the Merger. In the opinion of management, the liquidation value of the Company would be substantially below the Cash Merger Consideration due to, among other factors, the Company's limited amount of tangible assets, the cost of disposing of inventory and the severance expense associated with the termination of employees. The Company's balance sheet as of September 30, 2000 had assets of $86.1 million versus liabilities of $212.9 million. Although the Company maintains its assets on a historical cost basis, the fair value is not considered to be substantially different than the cost basis. As a result, the Company's liquidation value would be less than zero. It was apparent to the Company, the Board, and the Special Committee throughout the process of reviewing the Offer, that should liquidation of the Company occur, the common stockholders of the Company would not receive anything for their shares. Furthermore, Duff & Phelps, in their review of the Offer, did consider liquidation value in Scenario 1 of its Discounted Cash Flow Analysis. In that section, Duff & Phelps calculated the enterprise value in a liquidation scenario of $0 to $137 million. Even if the Company were to reach $137 million in a liquidation scenario, its total debt and other liabilities equal $249 million, leaving a negative balance of $112 million in shareholder equity available for distribution to the Company's common stockholders. The Offer is therefore considerably more than the Company's common stockholders would receive if the Company were liquidated.

Opinion of Special Committee's Financial Advisor

     Duff & Phelps has acted as financial advisor to the Special Committee in connection with the Merger and has assisted the Special Committee in its examination of the fairness, from a financial point of view, of the contemplated cash merger the result of which will be the purchase of the Common Stock currently held by the Unaffiliated Stockholders. The Scott Group has offered to purchase all of the outstanding shares of the Common Stock for $0.15 per common share (the "Cash Merger Consideration"). As a result of the Merger, the Common Stock would no longer be publicly traded. Duff & Phelps is one of the nation's largest independent specialty investment banking and financial advisory firms, possessing substantial experience in business valuations, financial opinions, merger and acquisition advisory services, and transaction financing. The Special Committee selected Duff & Phelps as its financial advisor based upon Duff & Phelps' experience, ability and reputation for providing fairness opinions and other advisory services on a wide variety of corporate transactions.

     Duff & Phelps sent a report to the Special Committee on September 13, 2001. In such report, Duff & Phelps reviewed its findings with respect to the fairness, from a financial point of view, of the Merger to the Unaffiliated Stockholders as contemplated as of such date. Duff & Phelps' analysis specifically excluded any potential value to be attributed to the class action claims contained in the Bosco litigation, because, as explained to the Special Committee during its May 10, 2001 meeting, Duff & Phelps requested assistance in determining the value of the derivative class action claims. Subsequent to that meeting, the Special Committee engaged Mr. Hamermesh to determine the value of the Bosco litigation, which value the Special Committee evaluated in addition to and in connection with the Duff & Phelps analysis.

     The full text of the written fairness opinion of Duff & Phelps, delivered on October 15, 2001 to the Special Committee and which sets forth the assumptions made, procedures followed, matters considered, limitations on and scope of review by Duff & Phelps in rendering its opinion, is attached as Appendix B to this Proxy Statement and is incorporated herein by reference (the "Opinion"). Stockholders are urged to read the Opinion in its entirety. The following summary of the Opinion is qualified in its entirety by reference to the full text of the Opinion. The Opinion is directed to the Special Committee and does not constitute a recommendation to any PhyAmerica stockholder as to how such PhyAmerica stockholder should vote with respect to the Merger. The Opinion addresses the fairness of the Cash Merger Consideration to the Unaffiliated Stockholders only from a financial point of view and does not address the relative merits of the Merger or any alternatives to the Merger, the underlying decision of the board to proceed with or effect the Merger or any other aspect of the Merger. The Opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations or undertakings which may be imposed or required in the course of obtaining regulatory approvals for the Merger.

     Scope of Analysis

     In arriving at the Opinion, Duff & Phelps reviewed, among other items, the Merger Agreement dated as of October 15, 2001, including each of the exhibits thereto; Form 10-K for PhyAmerica filed with the Commission for the years ended December 31, 1994 to 2000; Form 10-Q for PhyAmerica filed with the Commission for the period ended June 30, 2001; certain operating and financial information provided to Duff & Phelps by the management of PhyAmerica, including the 2001 financial forecast; the historical prices and trading volume of the Common Stock; transactions involving companies deemed similar to PhyAmerica; financial information and market valuations of publicly traded companies deemed to be reasonably comparable to PhyAmerica; and other financial studies, analyses, and investigations as Duff & Phelps deemed appropriate.

     In addition, Duff & Phelps held discussions with senior management of PhyAmerica regarding past, current, and projected operations and regarding discussions and contacts with other potential acquirers. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent appraisals of the assets or liabilities of PhyAmerica.

     All industry information and data on public companies deemed comparable to PhyAmerica, in whole or in part, and used in Duff & Phelps' analysis were obtained from regularly published industry and investment sources. In performing its analysis and rendering its opinion with respect to the Merger, Duff & Phelps relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including PhyAmerica management, and did not attempt to independently verify any such information. Duff & Phelps' opinion further assumes that information supplied and representations made by PhyAmerica management are substantially accurate regarding PhyAmerica, the background and terms of the Merger and the terms of the settlement agreement for the Bosco litigation described herein in "Legal Proceedings." Duff & Phelps has also made certain assumptions with respect to the funding provided by NCFE related to the receivables expected to be generated by billing for services that have been performed but not billed and for services projected to be performed in the future by the Company. Duff & Phelps' analysis also assumes that usage of the Company's net operating losses would be limited because of the Company's significant operating losses and because of the restrictions contained under Section 382 of the Internal Revenue Code. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the Opinion. Neither PhyAmerica management nor the Board or the Special Committee placed any limitations upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

     Summary of Analyses

     The summary of the Opinion set forth below provides a description of the main elements of Duff & Phelps' report sent to the Special Committee on September 13, 2001. It does not purport to be a complete description of the report of Duff & Phelps to the Special Committee or the analyses performed by Duff & Phelps, but instead summarizes all material aspects of Duff & Phelps' findings. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create a misleading or an incomplete view of the process underlying the Opinion. In addition, some of the summaries of financial analyses performed by Duff & Phelps include information presented in tabular format. In order to fully understand the financial analyses performed by Duff & Phelps, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or an incomplete view of the financial analyses performed by Duff & Phelps.

     In arriving at the Opinion, Duff & Phelps considered the results of all such analyses taken as a whole. Furthermore, in arriving at the Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. No company or transaction used in the analyses as a comparison is identical to PhyAmerica or the Merger. The analyses were prepared solely for the purposes of Duff & Phelps providing the Opinion to the Special Committee as to the fairness of the Merger, from a financial point of view, to the Unaffiliated Stockholders, and do not purport to be appraisals or to necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses are based upon numerous factors or events beyond the control of PhyAmerica, its advisors or any other person, and are inherently uncertain. Actual future results may be materially different from those forecasts.

     Duff & Phelps performed a variety of financial and comparative analyses regarding the valuation of PhyAmerica, including a discounted cash flow analysis of the projected free cash flow of PhyAmerica; a comparison of financial performance and market valuation ratios of PhyAmerica with those of publicly traded companies Duff & Phelps deemed relevant for purposes of its opinion; and a review of recent control transactions involving companies that Duff & Phelps deemed similar to PhyAmerica for purposes of the Opinion.

     Discounted Cash Flow Analysis

     Duff & Phelps performed a discounted cash flow analysis of the projected free cash flows of PhyAmerica. Free cash flow is defined as cash that is available to either reinvest or to distribute to securityholders. The projected free cash flows are discounted to the present at a rate which reflects the relative risk associated with these flows as well as the rates of return which securityholders could expect to realize on alternative investment opportunities.

     PhyAmerica management provided Duff & Phelps with a 2001 financial forecast, and Duff & Phelps informed the Special Committee that Duff & Phelps considered such plan and consulted with PhyAmerica management in developing an independent estimate of the future free cash flows for PhyAmerica. Duff & Phelps estimated PhyAmerica's future free cash flows based on projected earnings, working capital, and capital expenditure requirements for the years ending December 31, 2001 to 2010, and prepared such estimates from the perspective of a hypothetical buyer of a controlling interest in PhyAmerica. To determine the enterprise value (value of equity plus long-term debt) of PhyAmerica, Duff & Phelps conducted three ten-year DCF analyses, which are described as follows:

     Scenario 1 - Liquidation: PhyAmerica meets its 2001 budget (-0.7% EBITDA margin) but fails to realize additional operating improvements in 2002 and beyond. Under this Scenario, the Company will require additional borrowings to fund ongoing operations. This Scenario could result in liquidation as early as 2002 or 2003 as the Company exhausts remaining availability under the NCFE Programs and the revolving credit facility and has no other sources of capital. The liquidation analysis for Scenario 1 results in an enterprise value of $0 to $137 million.

     Scenario 2 - Cash Flow Breakeven: PhyAmerica meets its 2001 budget (-0.7% EBITDA margin) and quickly and dramatically improves operations in 2002 to significantly reduce costs (average EBITDA margin of 6.0%) and fund ongoing operations through cash generated by the business, thereby eliminating the Company's need to incur additional, incremental borrowings. 2002 operating improvements are sustained throughout the forecast period. The discounted cash flow analysis for Scenario 2 yielded an enterprise value in the range of $137 million to $153 million.

     Scenario 3 - Industry Standard: PhyAmerica meets its 2001 budget (-0.7% EBITDA margin) and realizes operating improvements that result in a profitability level (EBITDA margin of 8.0%) comparable to Per-Se Technologies. The comparable public companies most comparable to PhyAmerica are Per-Se Technologies and Phycor, Inc. Of these two companies, Per-Se Technologies has a significantly stronger balance sheet than either Phycor or PhyAmerica, and is also significantly more profitable. Therefore, the Scenario 3 analysis is the most aggressive in terms of improving the Company's operations, cash flow and profitability. The discounted cash flow analysis for Scenario 3 yielded an enterprise value in the range of $181 million to $202 million.

     Duff & Phelps discounted the resulting free cash flows in Scenario 2 and Scenario 3 at rates of 13.5% to 14.5%. The discount rate range reflects, among other things, industry risks, a target capital structure of equity and debt, the relatively small market capitalization of PhyAmerica, and current rates of return required by investors in equity instruments in general.

     Probability weighting the three scenarios yields a range of enterprise values of approximately $80 million to $155 million. This enterprise value range represents the stand-alone value of PhyAmerica as a going concern. As such, it does not include any additional value attributable to the Company's cash and marketable securities, nor is it reduced by the Company's outstanding long-term debt. Therefore, from the $80 million to $155 million enterprise value range, Duff & Phelps would subtract net debt to determine an equity value available to common stockholders. However, since the Company's June 30, 2001 long-term debt balance of $192 million is greater than the enterprise value range of $80 million to $155 million, the only equity value that theoretically exists is option value or the potential value which may accrue to stockholders only if the Company improves its profitability significantly.

     To determine the option value associated with the Company's underlying common equity, Duff & Phelps utilized the Black-Scholes option pricing model to derive a range of theoretical equity values. Using an enterprise value range of $80 million to $155 million, duration of 12 months and a volatility range of 20% to 40%, Duff & Phelps derived a range of theoretical equity values of $0.00 to $0.04 per share of common stock.

     Comparable Company Analysis

     Duff & Phelps selected a set of publicly traded companies based on comparability to PhyAmerica (the "PhyAmerica Comparable Companies"). Although no single company chosen is identical to PhyAmerica, these companies share many of the same operating characteristics and are affected by many of the same economic forces.

     Using publicly available information, Duff & Phelps analyzed the historical financial performance of the PhyAmerica Comparable Companies for the latest twelve months ("LTM") as well as their projected financial performance using regularly published earnings estimates from securities analysts. In addition, Duff & Phelps calculated enterprise values for the PhyAmerica Comparable Companies by taking total market capitalization (based on August 20, 2001 stock prices) and then adding debt and preferred stock and subtracting cash and cash equivalents. The table below shows the PhyAmerica Comparable Companies along with their respective LTM revenues and current enterprise values.

               -----------------------------------------------------------------------------------------
                                                              LTM                   Enterprise
                                                            Revenues                   Value
              Company (Ticker)                           (in millions)             (in millions)
              ------------------------------------------------------------------------------------------
               America Service Group (ASGR)                  $495                     $  119
               Ameripath, Inc. (PATH)                         378                      1,061
               Dynacq International (DYII)                     39                        214
               NDCHealth (NDC)                                350                      1,409
               Per-Se Technologies (PSTI)                     316                        400
               Phycor, Inc. (PHYC)                            503                        267
               -----------------------------------------------------------------------------------------

     Duff & Phelps compared the financial performance of PhyAmerica with the financial performance of the PhyAmerica Comparable Companies and analyzed the enterprise values for the PhyAmerica Comparable Companies as multiples of various financial performance measurements - including earnings before interest, taxes, depreciation and amortization ("EBITDA") and revenues - available as of the date of the Opinion. The following table summarizes Duff & Phelps' analysis of the PhyAmerica Comparable Companies. The "selected comparables" are those companies that Duff & Phelps deemed most comparable to PhyAmerica, giving particular consideration to size, profitability, growth and returns.

               ---------------------------------------------------------------------------------------------------------
                                              LTM              LTM              LTM              Enterprise Value /
                                                                                         -------------------------------
                                            Revenues         EBITDA           Revenue           LTM             LTM
                                         (in millions)       Margin           Growth          Revenues         EBITDA
               ---------------------------------------------------------------------------------------------------------
               Highest                       $503             45.4%            60.7%              5.49x           15.7x
               Lowest                          39             -1.7%           -60.5%              0.24x            7.1x

               Median                         364             16.0%            14.9%              2.04x           12.1x

               Selected Comparables
               --------------------

               Per-Se Technologies            316              8.1%            -0.2%              1.27x           15.7x
               Phycor, Inc.                   503             -1.7%           -60.5%              0.53x             NM

               PhyAmerica                     327             -5.7%             1.0%              0.59x             NM

               --------------------------------------------------------------------------------------------------------

     The enterprise value for PhyAmerica is based upon the terms of the Merger plus long term debt of $192 million and financial performance, both as of June 30, 2001. Given differences in size, services offered, and profitability among the comparable companies and PhyAmerica, Duff & Phelps' comparable public company analysis was primarily utilized to compare and confirm the various valuation assumptions utilized in Duff & Phelps' DCF analyses.

     Comparable Transactions Analysis

     Duff & Phelps reviewed recent control transactions involving target companies deemed similar to PhyAmerica. Duff & Phelps analyzed eleven transactions that had been announced or completed from January 1999 to the present. Duff & Phelps noted that the amount of available public information pertaining to many of these transactions and the financial performance of the acquired companies is limited. Duff & Phelps also noted that, in general, that while there has been strategic and financial buyer activity in the physician and healthcare staffing management industry, the target companies in Duff & Phelps' change of control analysis had significantly stronger balance sheets and superior operating performance relative to PhyAmerica. The table below summarizes Duff & Phelps' comparable transactions analysis and compares those results to the multiples implied by the Cash Merger Consideration as of the announcement date.

               ---------------------------------------------------------------------------------------------------------
                                                               Target LTM      Target LTM        Enterprise Value /
                                                                                          ------------------------------
                                                                 Revenue         EBITDA          LTM           LTM
                               Target                         (in millions)      Margin        Revenue        EBITDA
               ---------------------------------------------------------------------------------------------------------
               Highest multiples-Acquisition of
                Physician Specialty Corp.                            $ 70.2           15.4%         1.45x          9.4x

               Lowest multiples-Acquisition of
                Optimum Home Health, Inc.                            $ 20.0             NA          0.22x            NA

               Median multiples                                                                     0.89x          8.1x
               ----------------------------------------------------------------------------------------------------------
               PhyAmerica Physician Group                             326.2           -5.4%         0.49x            NM
               ----------------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------------

     Duff & Phelps noted that although there were a limited number of transactions involving companies similar to PhyAmerica for which public information was available, the comparable transactions analysis does provide support for the fairness of the Cash Merger Consideration. The Cash Merger Consideration of $0.15 per share represents a 50% premium to the $0.10 per share trading price on the day immediately preceding the announcement of the Merger and a 173% premium prior to September 20, 2001.

     Fee and Other Information

     Duff & Phelps was retained by the Board under an engagement letter dated December 4, 2000. As compensation for its services as financial advisor to the Special Committee in connection with the Merger, PhyAmerica agreed to pay Duff & Phelps a fixed fee upon rendering the Opinion. No portion of the fee paid to Duff & Phelps is contingent upon the conclusion reached in the Opinion. In addition, PhyAmerica has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify Duff & Phelps against certain liabilities, including liabilities under the federal securities laws, relating to, arising out of or in connection with its engagement.

Position of the Scott Group, Dr. Scott, and the Acquisition Company as to Fairness of the Merger

     The Scott Group, Dr. Scott, and the Acquisition Company (collectively, the "Scott Parties") have each concluded that the Merger and the Cash Merger Consideration are fair to the Unaffiliated Stockholders based upon the following factors: (i) their familiarity with the Company and its prospects; (ii) the conclusions and recommendations of the Special Committee and the Board; and
(iii) the fact that Duff & Phelps issued a fairness opinion to the Special Committee to the effect that the Cash Merger Consideration is fair to the Unaffiliated Stockholders from a financial point of view. See "--Opinion of Special Committee's Financial Advisors;" "--Background of the Merger."

     The Scott Parties believe that the manner in which the Merger was considered by the Company was procedurally fair to the Unaffiliated Stockholders because (i) the Special Committee was formed to promote and protect the interest of the Unaffiliated Stockholders; (ii) the Special Committee was comprised solely of directors who were neither employees of the Company nor employees or directors of any of the Scott Parties; (iii) the Special Committee concluded that the Merger was substantively and procedurally fair to the Unaffiliated Stockholders and voted in favor of the Merger; and (iv) the Special Committee retained an independent financial advisor and independent legal counsel. In light of the above factors, the Scott Parties believe that the Merger was procedurally fair even though the Merger is not conditioned upon the favorable vote of a majority of the Unaffiliated Stockholders, an unaffiliated representative has not been appointed to act on behalf of the Unaffiliated Stockholders for purposes of negotiating the Merger or discussing its fairness, and that by the time the Special Committee made its recommendation to the Board, two of the three original members had resigned from the Special Committee - one due to his relationship with Dr. Scott and the other for health reasons.

     In reaching the conclusion that the Merger and the Cash Merger Consideration are fair to the Unaffiliated Stockholders, the Scott Parties placed significant reliance upon the fact that the Cash Merger Consideration represents a premium of approximately 50% over the $0.10 closing sale price for the Company's common stock on the last trading day before the Company announced the initial offer by the Scott Group. In addition, the recommendations and conclusions of the Special Committee and the fairness opinion of Duff & Phelps supported the conclusions of the Scott Group with respect to the fairness of the Merger and the Cash Merger Consideration, and accordingly have been adopted by the Scott Group. The factors set forth above include all material factors considered by the Scott Parties in concluding that the Merger and Cash Merger Consideration are fair to the Unaffiliated Stockholders. The Scott Parties recognize that their interests in the Merger are not the same as the interests of the Unaffiliated Stockholders and that the foregoing should not be construed as a recommendation by the Scott Parties to vote to approve the Merger Agreement. See "--Interests of Certain Persons in the Merger."

Purposes and Reasons of the Scott Parties for the Merger

     The Scott Parties are engaging in the Merger for the following reasons:

     . PhyAmerica over the last three years has explored other strategic alternatives (e.g., the spinoff of the Billing and

          Business Management Services business, the sale of the Billing and Business Management Services business, and the sale of the Emergency Physician Management Services business and Government Services business to Dr. Scott discussed earlier herein) to improve its financial viability given the financial pressure on the Company and the general valuations of physician management companies in the public markets. However, after due study and deliberation of each option, the Board determined that none of such options could be recommended for the Company. Some time after the Board ruled out these other options, Dr. Scott approached the Board with his proposal to take the Company private. Taking the Company private is viewed by the Scott Parties as the Company's final option to improve its refinancing alternatives, lower its legal compliance costs, and improve its ability to negotiate new contracts.

     . The Scott Parties believe that PhyAmerica, as a private company, will have greater operating flexibility to incur expenses, hire personnel, incur debt and expand PhyAmerica's business without the constraint of the public markets' emphasis on short-term quarterly results.
          Because PhyAmerica often seeks hospital contracts through a competitive bidding process, the Scott Parties believe that PhyAmerica is disadvantaged as a public company in bidding for contracts. As a public company, PhyAmerica is required to disclose financial information that enables its competitors and potential customers to hold the Company's current financial condition against the Company in the bidding process.

     . The Scott Parties also believe that the costs incurred by PhyAmerica to maintain itself as a public company, including filing reports under the Exchange Act, providing annual reports and proxy statements to PhyAmerica stockholders, listing its common stock on the OTC Bulletin Board, directors and officers insurance premiums, investor relations expenses and outside board member fees (estimated, in the aggregate, at between $75,000 - $100,000 per year) are not justified given the size of PhyAmerica, the thin trading market for its Common Stock and the lack of any following of PhyAmerica by research analysts. The Scott Parties believe these resources could be used more effectively in the business operations of PhyAmerica as a private company.

     Dr. Scott and the Scott Group were interested in a transaction that enabled them to obtain control of PhyAmerica as a private company. However, the Scott Group was also aware that the proposed Merger and the Cash Merger Consideration offered by the Scott Group would be publicly announced, giving any interested third party an opportunity to discuss with the Scott Group or PhyAmerica a business combination transaction that might yield more than $0.15 per share for Unaffiliated Stockholders. The Scott Group was willing to consider any third-party proposals made to PhyAmerica that would enable the Unaffiliated Stockholders to realize more than $0.15 for its shares of Common Stock.

     The Scott Group structured the transaction as a merger to enable it to acquire all of the Common Stock in a single transaction. This structure also allows any Unaffiliated Stockholder who does not believe that a cash price of $0.15 per share is fair to exercise appraisal rights under Delaware law. The primary reason for the timing of the transaction was Dr. Scott's frustration with the competitive disadvantages that PhyAmerica confronted as a public company, the costs incurred by PhyAmerica as a public company, the lack of liquidity in the Common Stock, the depressed price of the Common Stock and PhyAmerica's inability to access the capital markets.

Purposes and Reasons of the Company for the Merger and Structure of the Merger

     For PhyAmerica, the purpose of the Merger is to allow PhyAmerica stockholders to realize the value of their investment in PhyAmerica in cash at a price that represents a premium over the market price of the Common Stock before the public announcement of the Offer by the Scott Group to take PhyAmerica private. The Board believes that because of the limited liquidity of the shares of the Common Stock and the valuation of the Common Stock in the public markets, PhyAmerica has not been able to fully realize the benefits of its status as a public company. At the same time, PhyAmerica's status as a public company has imposed a number of limitations on PhyAmerica and its management in conducting PhyAmerica's operations. Accordingly, one of the purposes of the Merger is to afford greater operating flexibility to the Company, by allowing PhyAmerica management to concentrate on its long-term viability instead of its quarter-to-quarter performance often emphasized by the public markets. Further, the Merger is intended to enable PhyAmerica to use in its operations those funds that would otherwise be expended in complying with those requirements of the federal securities laws applicable to public companies.

     PhyAmerica's purpose in submitting the Merger to a vote of its stockholders with a favorable recommendation at this time is to allow its stockholders an opportunity to receive a cash payment at a fair price and provide a prompt and orderly transfer of ownership of PhyAmerica to the Scott Group.

Interest of Certain Persons in the Merger

     In considering the recommendations of the Special Committee and the Board with respect to the Merger Agreement, the Unaffiliated Stockholders should be aware that Dr. Scott is an officer and director of the Company, the Scott Group, and Acquisition Company and that certain other officers and directors of the Company are or are expected to also be officers and directors of the Scott Group or its affiliates and have interests in connection with the Merger which may present them with actual or potential conflicts of interest. The Special Committee and the Board were aware of these interests and considered them among the other matters described under "Special Factors - The Special Committee's and the Board's Recommendation." The Special Committee and the Board believed that all such interests had been fully disclosed and were of the view that none of such disclosed interests should affect their conclusion and recommendations with respect to the Merger.

Members of Special Committee

     Charles E. Potter, Ernest Bacon, and Frederick J. Jinks were appointed to serve as members of the Special Committee on November 8, 2000. Messrs. Potter, Bacon and Jinks had served as directors of the Company since August 28, 1997, September 19, 2000, and September 19, 2000, respectively. None of these directors have ever been employees of the Company or employees or directors of the Scott Group. On November 27, 2000, Mr. Potter resigned from the Special Committee due to his long standing professional and social relationship with Dr. Scott. Messrs. Jinks and Bacon confirmed that they did not have any conflicts that would affect their own independence in evaluating the Offer made by Dr. Scott and continued to serve as members of the Special Committee. On February 8, 2001, Mr. Jinks resigned from the Special Committee and full Board due to health issues, and from thence forward, Mr. Bacon was the sole member of the Special Committee

     Pursuant to the Company's compensation policy for directors who are not employees of the Company, Messrs. Bacon and Jinks each received $1,200 for each meeting of the Special Committee and the Chair of the Special Committee received a stipend of $500 per month. Mr. Jinks received $9,200 for his service as a member of the Special Committee, and Mr. Bacon has received $16,500 to date for his service as a member of the Special Committee. These payments to Messrs. Jinks and Bacon were not dependent upon a favorable recommendation by the Special Committee respecting the Merger Agreement or the successful consummation of the Merger. In addition, the Company reimbursed Messrs. Bacon and Jinks for their out-of-pocket expenses incurred in performing their services as members of the Special Committee.

Indemnification

     In the Merger Agreement, the Company agrees to indemnify, defend and hold harmless the Scott Group, the Company and its affiliates, and the present and former officers and directors of each from and against all damages, penalties, fines, costs, reasonable attorneys' fees, witness fees, and other expenses incurred as a result of the Company's breach of the Merger Agreement or any applicable law.

Treatment of Stock Options

     The Company has agreed, pursuant to the terms of the Merger Agreement, that at the Effective Time, each outstanding option to purchase shares of the Common Stock, whether or not then exercisable, shall be converted into and become the right to receive the Cash Merger Consideration less the exercise price of such stock option. To the extent such exercise price is greater than the Cash Merger Consideration, then such stock option shall be deemed canceled as of the Effective Time. None of the options outstanding have an exercise price which is less than the Cash Merger Consideration, and therefore it is anticipated that all of the outstanding options will be cancelled.

Treatment of Preferred Rights

     On January 20, 1995, the Board adopted a Shareholder Rights Plan, under which the Company distributed a dividend of one (1) Preferred Share Purchase Right (a "Right") for each outstanding share of the Company's Common Stock.
Each Right becomes exercisable upon the occurrence of certain events for one one-hundredth (1/100) of a share of Junior Participating Cumulative Preferred Stock, par value $.01 per share, at a purchase price of $120 per share subject to modification. Under the Shareholder Rights Plan, 500,000 shares of Junior Participating Cumulative Preferred Stock have been reserved for issuance. The Rights currently are not exercisable. Pursuant to an amendment to the Shareholder Rights Plan (effective June 3, 1997), the Rights will become exercisable only if a person or group acquires beneficial ownership of twenty percent (20%) or more of the Company's outstanding shares of Common Stock, or in the case of a group consisting of Dr. Scott and his associates and affiliates, more than fifty-five (55%) of the Company's outstanding shares of Common Stock, (an "Acquiring Person"). The Rights, which expire on February 3, 2005, are redeemable in whole, but not in part, at the Company's option, at any time, for the price of $.01 per Right. In accordance with the Merger Agreement, the Board, in anticipation of the Merger, will amend the Shareholder Rights Plan such that the Scott Group will not be deemed an Acquiring Person as a result of the Merger. As a result of such amendment, the Rights will not become exercisable in connection with the consummation of the Merger.

Certain Effects of the Merger

     As a result of the Merger, the Unaffiliated Stockholders will not have an opportunity to continue their equity interest in the Company and, therefore, will not share in the future earnings and potential growth of the Company. Upon consummation of the Merger, the Common Stock will no longer be traded on the OTC Bulletin Board System, price quotations will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock under the Exchange Act will eliminate the requirement to provide information to the Commission and will make the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with stockholders meetings, no longer applicable.

     The Company's net book value was approximately ($144.2) million at December 31, 2000 and ($169.8) million at September 30, 2001. Based on the Scott Group's current percentage ownership of 52.1% of the outstanding Common Stock, its interest in the Company's net book value was approximately $(75.1 million) at December 31, 2000 and $(88.5 million) at September 30, 2001. The Company's net loss for the year ended December 31, 2000 was approximately $(47.9) million and the Company's net loss for the nine months ended September 30, 2001 was $(25.6 million). Based on the Scott Group's current percentage ownership of 52.1% of the outstanding Common Stock, its interest in the Company's net loss for the year ended December 31, 2000 was approximately $(24.9) million and its interest in the Company's net loss for the nine months ended September 30, 2001 was $(13.3) million. Assuming the Merger had occurred on December 31, 2000 and September 30, 2001, respectively, and the Scott Group had owned all the Company's outstanding Common Stock as of such dates, (i) the Scott Group's pro forma interest in the Company's net book value at December 31, 2000 and September 30, 2001 would have been approximately $(144.2 million) and $(169.8 million), respectively, (ii) its pro forma interest in the net loss of the Company for the year ended December 31, 2000 would have been approximately $(47.9) million, and (iii) its pro forma interest in the Company's net loss for the nine months ended September 30, 2001 would have been approximately $(25.6) million.

     At the Effective Time, the Scott Group will own 100% of the equity interest in the Company. The Scott Group will be the sole beneficiary of any future earnings and growth of the Company and will have the ability to benefit from any corporate opportunities that may be pursued by the Company in the future. The Scott Group will also bear the risk of any decreases in the value of the Company.

     Among the benefits of the Merger to PhyAmerica and its affiliates is the elimination of the expenses related to PhyAmerica being a publicly-traded company and filing periodic reports with the Commission under the Exchange Act. Those expenses aggregate, on an annual basis, between about $115,000 and $150,000. A benefit to the Scott Group is that future earnings and growth of PhyAmerica will be solely for its benefit. The detriments to PhyAmerica and the Scott Group are the lack of liquidity for the Common Stock following the Merger and the payment of approximately $6.6 million to fund the Merger.

     The only benefit to the Unaffiliated Stockholders is the right to receive $0.15 per share for their shares of Common Stock. The detriments are that such stockholders will cease to participate in future earnings and growth, if any, of PhyAmerica and that the receipt of the payment for their shares will be a taxable transaction for federal income tax purposes. Each stockholder's gain or loss per share will be equal to the difference between $0.15 and the stockholder's stock basis per share in the Common Stock. If a stockholder holds the Common Stock as a capital asset, the gain or loss from the exchange will be a capital gain or loss. The gain or loss will be long term if the stockholder's holding period is more than one year. See "Federal Income Tax
Considerations." (Tax matters are very Complicated and the tax consequences of the Merger to each Company stockholder will depend upon the stockholder's individual situation. Unaffiliated Stockholders should consult with their own tax advisors for a full understanding of the tax consequences of the Merger to them)


     The receipt of cash pursuant to the Merger will be a taxable transaction. See "Federal Income Tax Consequences."

Conduct of the Company's Business After the Merger

     Officers of the Scott Group are continuing to evaluate the Company's business, outlook, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and to consider what changes, if any, will be desirable or necessary. Subject to the foregoing, the Company and the Scott Group expect that the day-to-day business operations of the Company following the Merger will be conducted substantially as they are currently being conducted by the Company. The Scott Group does not currently intend to dispose of any assets of the Company, other than in the ordinary course of business. The Scott Group does not currently contemplate any material change in the composition of the Company's current management or Board. Current members of the Board will resign effective upon consummation of the closing of the Merger. The future composition of the Board has not yet been chosen. The Scott Group does not currently contemplate any further material change in the composition of the Company's current management.

Regulatory Matters

     The Company is not aware of any governmental or regulatory approvals required for consummation of the Merger.

                                  THE MERGER


     The Company, the Scott Group and Acquisition Company have entered into the Merger Agreement pursuant to which Acquisition Company, will merge into the Company, and each outstanding share of Common Stock, except for those shares of Common Stock held by stockholders who exercise their appraisal rights, will be converted into the right to receive $0.15. As a result of the Merger, the Company will be wholly-owned by the Scott Group, a corporation controlled by Dr. Scott and his affiliates.

Parties to the Merger Transaction

     The Company

     The Company, together with its subsidiaries, is a provider of physician management services to physicians, hospitals, government agencies, and other health care organizations nationwide. The Company provides services in more than 400 settings for physicians, hospitals and government agencies. The principal executive offices of the Company are located at 2828 Croasdaile Drive, Durham, North Carolina 27705, and its telephone number is (919) 383-0355. See "Business of the Company."

     The Scott Group

     The Scott Group is a privately-held North Carolina corporation organized to hold all of the Common Stock currently held by Dr. Scott and his affiliates, and is the sole stockholder of Acquisition Company. The principal executive offices of the Scott Group are located at 2828 Croasdaile Drive, Durham, North Carolina 27705. The Scott Group's telephone number is (919) 383-0355.

     Acquisition Company

     Acquisition Company is a newly-formed North Carolina corporation that is a wholly-owned subsidiary of the Scott Group organized for the sole purpose of effecting the Merger and has not conducted any business, and is not anticipated that it will conduct any business outside of its role as a merger vehicle in the Merger. The principal executive offices of Acquisition Company are located at 2828 Croasdaile Drive, Durham, North Carolina 27705. Acquisition Company's telephone number is (919) 383-0355.

Effective Time

     The Merger will be effective as soon as practicable following stockholder approval of the Merger Agreement and upon the acceptance of a Certificate of Merger by the Secretary of State of the State of Delaware and acceptance of Articles of Merger by the Secretary of State of the State of North Carolina. The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement. See "The Merger-Conditions."

Conversion of Securities

     At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of issued and outstanding Common Stock immediately prior to the Effective Time (other than shares held by stockholders who become entitled to appraisal rights) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. Except for the right to receive the Cash Merger Consideration or, with respect to those shares held by stockholders who become entitled to appraisal rights, the right to receive payment as set forth in Section 262 of the Delaware General Corporation Law, from and after the Effective Time, all shares, by virtue of the Merger and without any action on the part of the holders, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a certificate formerly representing any shares (other than shares held by stockholders who become entitled to appraisal rights) will after the Effective Time cease to have any rights with respect to such shares other than the right to receive the Cash Merger Consideration for such shares upon surrender of the certificate. Each holder of a certificate representing any shares held by stockholders who become entitled to appraisal rights will have the rights set forth in Section 262 of The Delaware General Corporation Law as summarized below under "Rights of Stockholders Exercising Their Appraisal Rights."

     No interest will be paid or accrued on the amount payable upon the surrender of any certificate. If payment shall be made to a person other than the registered holder of the certificate surrendered, then such payment shall be conditioned upon the certificate so surrendered being properly endorsed and otherwise in proper form for transfer, as determined by First Union National Bank Corporate Trust Group (the "Conversion Agent"). Further, the person requesting such payment will be required to pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or must establish to the satisfaction of the Conversion Agent that such tax has been paid or is not payable. Within ten (10) days following six months after the Effective Time, the Conversion Agent, without further action or request, will deliver to the Company any funds made available to the Conversion Agent which have not been disbursed to holders of certificates formerly representing shares outstanding prior to the Effective Time, and thereafter such holders will be entitled to look to the Company only as general creditors with respect to cash payable upon due surrender of their certificates. Notwithstanding the foregoing, neither the Conversion Agent nor any party to the Merger Agreement will be liable to any holder of certificates formerly representing shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Each share of Acquisition Company's common stock that is issued and outstanding immediately prior to the Merger will be converted at the Effective Time into one share of Common Stock of the Company.

Termination of the Company Stock Options

     At the Effective Time, each outstanding stock option to purchase shares of the Common Stock, whether or not then exercisable, shall be converted into and become the right to receive the Cash Merger Consideration less the exercise price of such stock option. To the extent such exercise price is greater than the Cash Merger Consideration, then such stock option shall be deemed canceled as of the Effective Time.

Transfer of Shares

     No transfers of shares subject to the Cash Merger Consideration will be made on the stock transfer books at or after the Effective Time. If, after the Effective Time, certificates representing such shares are presented to the Conversion Agent, such shares will be canceled and exchanged for the Cash Merger Consideration.

Conditions

     Each party's respective obligation to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions: (i) the Merger Agreement and the transactions contemplated therein shall have been approved, in the manner required by applicable law by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon; (ii) no court, government or governmental body, agency or instrumentality having or asserting jurisdiction over the parties ("Governmental Authority") shall have enacted, issued, promulgated, enforced, or entered any law or order which is in effect and which has the effect of making illegal or otherwise prohibiting consummation of the Merger; (iii) this Proxy Statement shall have been reviewed by the Commission and authorized for transmittal to the Unaffiliated Stockholders of the Company; (iv) no party shall be subject to any action which enjoins or prohibits the consummation of the Merger or which could constitute a material adverse event as to the Company, or the Scott Group and Acquisition Company; and (v) no action shall be pending or threatened which seeks to restrain or prohibit the Merger or to obtain any substantial monetary or other relief in connection with this Agreement unless in the reasonable opinion of counsel to the party wishing to proceed, such action is likely to be resolved in such a way as to not deprive any party of any of the material benefits to be derived from the consummation of the Merger or in such a way which would not constitute a material adverse event as to the party subject thereto.

     In addition to the conditions set forth above, the obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions, unless waived by the
Company: (i) the representations and warranties of Acquisition Company and the Scott Group in the Merger Agreement shall be true and correct in all material respects as of the Effective Time as though made at the Effective Time, (ii) the Scott Group and Acquisition Company shall have performed in all material respects all obligations and covenants required to be performed by them under the Merger Agreement prior to the Effective Time, and the Company shall have received a joint certificate by the Presidents of the Scott Group and Acquisition Company to that effect; (iii) the Company shall have received a legal opinion from counsel to the Scott Group and Acquisition Company as to such matters as the Company and its counsel may reasonably request; and
(iv) the Company's receipt of the Fairness Opinion.

     In addition to the conditions set forth above, the obligations of Acquisition Company and the Scott Group to effect the Merger are subject to the satisfaction at or prior to the Effective Time, of each of the following conditions, unless waived by Acquisition Company and the Scott Group: (i) the representations and warranties of the Company contained in the Merger Agreement;
(ii) the Company shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed at or prior to the Effective Time; (iii) the Scott Group and Acquisition Company shall have received an opinion of counsel to the Company on matters reasonably requested by the Scott Group; and (iv) the Company shall have delivered written cancellation instruments, in form and substance satisfactory to the Scott Group and Acquisition Company, executed by the holders of all rights to acquire Common Stock in the Company.

Representations and Warranties

     The Company has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing and authority to enter into the Merger Agreement, its capitalization, its subsidiaries, its authorization for the Merger, its financial statements, the absence of certain changes in the business of the Company since June 30, 2001, the content and submission of forms and reports required to be filed by the Company with the Commission, requisite governmental and other consents and approvals, compliance with all applicable laws, absence of litigation to which the Company is a party, the absence of material violations of laws and obligations, tax matters, reserves for accounts receivable brokers and finders fees, the status of its employee benefit plans and their compliance with applicable law, the status of its employee relations and its compliance with all laws relating to the employment of labor, environmental matters, the absence of defaults under its organizational documents and material contracts, and the absence of material undisclosed liabilities.

     The Scott Group and Acquisition Company have made representations and warranties in the Merger Agreement regarding, among other things, their organization and good standing and authority to enter into the Merger Agreement, subsidiaries, if any, compliance with all applicable laws, authority to consummate the Merger, the absence of any filing with or action by any governmental authority, other than the filing of the Certificate of Merger and compliance with requirements of the Commission, no violation of the organizational documents of either Acquisition Company or the Scott Group or any applicable governmental regulation, and the absence of brokers and finders.

     The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger.

Covenants

     Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, the Company shall: (i) conduct business only in the ordinary course substantially consistent with past practice; (ii) cause a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of voting on the approval of the Merger Agreement and the transactions contemplated therein; (iii) cause the appropriate documents to be filed with the Commission in accordance with its requirements and without any untrue statement of material fact or omission of a material fact; (iv) permit the Scott Group and Acquisition Company and their agents access to the books, records and properties of the Company; and (v) notify the Scott Group and Acquisition Company of certain events. The Merger Agreement also provides that the Scott Group and Acquisition Company shall make no material misstatement of fact or omit a material fact to be used in the Company's filings with the Commission and shall notify the Company of certain events.

     The parties to the Merger Agreement covenant to (i) use their best efforts in consummating the transactions contemplated therein, (ii) cooperate with each other in the consummation of the transactions contemplated in the Merger Agreement, (iii) consult with each other before making any public announcement and (iv) take such further actions as may be necessary to consummate the Merger.

Indemnification

     The Merger Agreement provides that the Company shall indemnify, among others, the Scott Group, Acquisition Company and the Company's current directors and officers of the Company from the Effective Time with respect to acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted under the Delaware Act, and the Company's Certificate of Incorporation and Bylaws.

Expenses

     The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, except that in the event of a wrongful termination of the Merger Agreement, the terminating party shall reimburse the other party for its expenses.

Termination, Amendment and Waiver

     At any time prior to the Effective Time, the Merger Agreement may be terminated by the mutual consent of the parties. Any of the parties may terminate the Merger Agreement prior to the Effective Time by written notice to the other parties if (i) the Merger is not completed within 60 days of approval of the stockholders of the Company at the Special Meeting necessary to consummate the Merger, (ii) approval of the stockholders of the Company necessary to consummate the Merger has not been obtained, (iii) any court of competent jurisdiction, regulatory authority, or other governmental entity issues an order, decree or ruling or takes any action enjoining, restraining or prohibiting the Merger and such order, decree, ruling or action becomes final and nonappealable; or (iv) in the event of a material breach by the other party which is not cured after thirty (30) days written notice thereof is given to the party committing such breach.

     Subject to the provisions of applicable law, the Merger Agreement may be modified or amended, and provisions thereof waived, by written agreement of the parties. However, after approval of the principal terms of the Merger Agreement by the stockholders of the Company, no amendment or waiver of a provision may be made relating to the manner or basis in which shares of the Common Stock will be converted into the Cash Merger Consideration which would adversely affect the stockholders of the Company unless such amendment or waiver of a provision is approved by the stockholders.

Source of Funds for the Merger

     The total amount of funds required to pay the Cash Merger Consideration to the Unaffiliated Stockholders, to make cash payments to holders of outstanding options upon their cancellation and to pay the Company's related fees and expenses in connection with the Merger is estimated to be approximately $6.5 million. Such amounts will be provided to the Conversion Agent by the Scott Group prior to the consummation of the Merger.

     To fund the Merger, the Scott Group will be capitalized with approximately $6.5 million of personal funds of Dr. Scott. The purchase of the shares of Common Stock held by the Unaffiliated Stockholders will cost approximately $2.7 million. Since those shares of Common Stock not held by the Unaffiliated Stockholders are held by the Scott Group, the remaining $3.8 million in funds will be paid, in effect, by a wholly-owned subsidiary of the Scott Group to the Scott Group, wholly-owned by Dr. Scott, for its shares of Common Stock. The purchase of those shares of Common Stock held by the Scott Group is being made solely to satisfy a legal principle that all shareholders be treated equally.

Expenses of the Transaction

     Assuming the Merger is consummated, the estimated costs and fees in connection with the Merger, financing and the related transactions, which will be paid by the Company and the Scott Group are as follows:

                 Cost or Fee                                 Estimated Amount
                 -----------                                 ----------------
                 Financial advisory fees                          $150,000
                 Legal fees and expenses                           177,000
                 Special Committee fees                             31,100
                 Printing and mailing expenses                      20,500
                 Commission filing fees                              1,320
                 Conversion Agent fees                               9,000
                 Accounting fees                                    25,000
                 Miscellaneous                                      10,000

                         Total                                    $423,920

     Of the total estimated costs and fees, $17,000 of the legal fees and expenses will be paid by the Scott Group to its legal counsel. The balance of the estimated costs and fees will be paid by the Company. See "Special Factors -
- Opinion of the Special Committee's Financial Advisor" for a description of the fees to be paid to Duff & Phelps in connection with its engagement. For a description of certain fees paid to the members of the Special Committee, see "Special Factors - Members of the Special Committee."

Accounting Treatment

     The purchase of the Company's outstanding common stock from the Unaffiliated Stockholders for cash will be accounted for by the Scott Group as an acquisition of minority interest using the purchase method of accounting.

Other Agreements and Transactions With Dr. Scott And His Affiliates

     Employment Agreement. In April 1991, Dr. Scott and the Company entered into a five-year employment agreement that renews automatically each year, unless either party gives notice of non-renewal, and terminates in any event when Dr. Scott reaches age 70. The employment agreement provides for an annual base salary of $550,000, which is to be reviewed annually by, and can be increased at the discretion of, the Compensation Committee. Dr. Scott is also entitled to incentive compensation in an amount determined at the discretion of the Compensation Committee, based on its consideration of the Company's financial results, the development, implementation and attainment of strategic business planning goals and objectives, increases in the Company's revenues and operating profits, and other factors deemed relevant by the Compensation Committee in evaluating Dr. Scott's performance. In addition, the Compensation Committee may grant Dr. Scott discretionary bonuses from time to time.

     In the event of Dr. Scott's disability prior to the age of 70, he would be entitled to base compensation, incentive compensation and bonus compensation for twelve months. The bonus compensation would equal the average of the bonus compensation paid or payable to Dr. Scott during the thirty-six months preceding the disability. The incentive compensation would equal the greater of (i) the average of the incentive compensation paid or payable to Dr. Scott during the thirty-six months preceding the disability or (ii) an amount equal to (x) 50% of Dr. Scott's base salary for any year in which the Company's revenues and operating profits increased 12% over the prior year, (y) 75% of Dr. Scott's base salary if the Company's annual revenues and operating profits increased 17% over the prior year or (z) 100% of Dr. Scott's base salary if the Company's annual revenues and operating profits increased 22% over the prior year. If the disability is continuous for a period of twelve consecutive months, Dr. Scott would be entitled to receive 75% of his base salary and the averages of both incentive compensation and bonus compensation paid or payable during the thirty-six months preceding the disability, which amount shall be increased by five percent annually. In the event of Dr. Scott's death prior to the age of 70, his surviving spouse (or his estate in the event of her death or remarriage) would be entitled to receive for ten years an amount equal to Dr. Scott's base salary and the average of both incentive compensation and bonus compensation paid or payable during the thirty-six months preceding his death, which amount shall be increased by five percent annually.

     If the Company terminates Dr. Scott without cause, Dr. Scott would be entitled to receive for the remainder of the then existing five-year term of the agreement his base salary and the averages of both incentive compensation and bonus compensation paid or payable during the thirty-six months preceding termination, which amount shall be increased by five percent annually. In the event that Dr. Scott terminates his employment agreement as a result of the Company's material breach thereof, which breach remains uncured for 60 days after written notice, Dr. Scott would be entitled to receive compensation equal to that payable to him upon termination by the Company without cause.

     In order to facilitate the December 31, 1997 purchase of assets from the Company and certain of its subsidiaries by Scott Medical Group, LLC, the Company entered into a partial release of the non-compete agreements pursuant to the employment agreement between Dr. Scott and the Company. See "- Certain Relationships and Transactions." The release allows Scott Medical Group, LLC and any other entity owned or controlled by Dr. Scott to own, manage, operate or otherwise provide physician practice and management services to physician and clinic practices.

     In order to facilitate the purchase by Dr. Scott of Doctors Health Plan, Inc. ("DHP") and Health Enterprises, Inc. ("HPSE") in 1998, the Company entered into a partial release of the non-compete agreements pursuant to the employment agreement between Dr. Scott and the Company. See "- Certain Relationships and Transactions." The release allows Dr. Scott and any other entity owned or controlled by Dr. Scott to own, manage, operate or otherwise provide services to HMOs. Dr. Scott and any other entity owned or controlled by Dr. Scott are permitted to increase and expand their ownership, management and operation of HMOs, including without limitation creating start-up locations or acquiring additional HMOs in any geographic location.

     Certain Relationships and Transactions. The Company engaged in transactions with entities owned or controlled by Dr. Scott including American Alliance Holding Company and certain of its affiliates ("Alliance"), which included Century American Insurance Company ("Century Insurance") until Century Insurance was sold by Alliance to a purchaser unaffiliated with the Company in May 1998. Dr. Scott is the beneficial owner of all of the outstanding shares of common stock of Alliance. Amounts paid by the Company to these entities, including amounts paid to Century Insurance through May 1998, net of amounts received, were net payments of $1,336,000 for the year ended 2000, $2,275,000 for the year ended December 31, 1999 and net receipts of $6,978,000 for the year ended December 31, 1998 (including a settlement of a $5.0 million note from Doctors Health Plan). These transactions and relationships are described below.

     The Company and certain of its subsidiaries sublease office space in Durham, North Carolina from entities owned or controlled by Dr. Scott. For additional information, regarding these leases, see Note 12 to the Notes to Consolidated Financial Statements (Audited) included with this Proxy Statement.

     The Company leased office space from corporations controlled by Dr. Scott and paid rent to such corporations during 2000 of $57,000. As discussed below, the Company entered into a termination of the remaining lease obligations for certain office space under lease through 2002.

     DHP, a health maintenance organization licensed in North Carolina that is owned by Dr. Scott, subleases from HBR 19,074 square feet in one of the buildings pursuant to a written sublease agreement. The remainder of the space is subleased to unrelated third parties. HBR received rental income of $177,000 in 2000. Future minimum rents to be received under this agreement, which expires in June 2002, are $324,000 in 2001 and $167,000 in 2002.

Material Federal Income Tax Consequences

     The following is a discussion of the material federal income tax considerations relevant to the Merger that are generally applicable to holders of Common Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Common Stock as described herein. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation.

     The receipt of the Cash Merger Consideration in the Merger by holders of Common Stock will be a taxable transaction for federal income tax purposes. Except as provided in the following paragraph, each holder's gain or loss per share will be equal to the difference between $0.15 and the holder's basis per share in the Common Stock. Such gain or loss generally will be a capital gain or loss. In the case of individuals, such capital gain will be subject to maximum federal income tax rates of 20% for Common Stock held for more than 12 months. The foregoing discussion may not be applicable to stockholders who acquired their Common Stock pursuant to the exercise of options or other compensation arrangements or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Code.

     A holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to payments of Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholdings rules. To prevent the possibility of backup federal income tax withholding on payments made to certain holders with respect to shares of Common Stock pursuant to the Merger, each holder must provide the Conversion Agent with his correct TIN by completing a Form W-9 or Substitute Form W-9. A holder of Common Stock who does not provide the Company with his or her correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. The Company (or its agent) will report to the holders of Common Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

     The foregoing tax discussion is included for general information only and is based upon present law. Each holder of the Common Stock should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder, including the application and effect of federal, state, local and other tax laws and the possible effect of changes in such tax laws.

            RIGHTS OF STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS

     Holders of shares of Common Stock are entitled to appraisal rights under
Section 262 of the Delaware Act with respect to the Merger, provided that they comply with the conditions established by Section 262. The following discussion is not a complete statement of the law relating to such appraisal rights and is qualified in its entirety by reference to Appendix C. This discussion and Appendix C should be reviewed carefully by any stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights.

     A record holder of shares of Common Stock who makes the demand described below with respect to such shares, who does not vote in favor of or deliver a written consent approving the Merger, and who otherwise complies with the statutory requirements of Section 262, will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her shares of Common Stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of Common Stock" are to the record holder or holders of shares of Common Stock.

     Under Section 262, where a proposed merger is to be submitted for adoption and approval at a meeting of stockholders, as in the case of the Special Meeting, a corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in that notice a copy of Section 262. This Proxy Statement constitutes that notice to the holders of Common Stock, and the applicable statutory provisions of the Delaware Act are attached to this Proxy Statement as Appendix C. Any stockholder who wishes to exercise appraisal rights or who wishes to preserve that right should review carefully the following discussion and Appendix C. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Common Stock, the Company believes that stockholders who consider exercising such appraisal rights should seek the advice of counsel, which counsel or other appraisal services will not be paid for by the Company. Failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights.

     Holders of shares of Common Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to the Company before the taking of the vote on the Proposal at the Special Meeting. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform us of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Common Stock. A proxy or vote against the Proposal shall not constitute such a demand. Within ten (10) days after the Effective Time, the Company will notify each stockholder who has made such a demand and did not vote in favor of the Proposal of the date that the Merger has become effective.

     A person having a beneficial interest in shares of Common Stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

     A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares of Common Stock as to which such person is the record owner.
In such case, the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner.

     Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. The Company has no present intent to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will file such a petition or that the Company will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares of Common Stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of
Section 262 will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock not voting in favor of the Merger and with respect to which demands for appraisal were received by the Company and the number of holders of such shares. Such statement must be mailed within ten days after the Company has received the written request therefor.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold shares of Common Stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

     No representation is made as to the outcome of the appraisal of fair value as determined by the Court. In determining "fair value", the Delaware Court is required to take into account all relevant factors. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the $0.15 per share they would receive under the Merger Agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions are not opinions as to fair value under Section 262.

     The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys' and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys' and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Common Stock entitled to appraisal.

     Any holder of shares of Common Stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose any shares of Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record as of a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger (i.e., to accept the Cash Merger Consideration); after this period, the stockholder may withdraw such demand for appraisal only with the Company's consent. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, the stockholders' rights to appraisal shall cease, and all holders of shares of Common Stock will be entitled to retain their shares of Common Stock pursuant to the terms of the Merger Agreement. Any holder of shares of Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw his or her demand for appraisal by delivering to the Company a written withdrawal of his or her demand for appraisal, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require the Company's written approval and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

                                   BUSINESS


General

     The Company and its subsidiaries provide physician management services to physicians, hospitals, government agencies, managed care organizations, employers and other health care organizations nationwide in more than 400 settings. In July 1999, the Company changed its name from Coastal Physician Group, Inc. to PhyAmerica Physician Group, Inc.

     Founded in 1977 to assist hospitals in staffing their emergency departments, the Company expanded in the years 1991 to 1995 to provide hospital-based physician contract services, as well as physician business management services such as practice management, billing and collection. In addition, the Company acquired two HMOs and developed another HMO. In 1993 and 1994, the Company, through a series of acquisitions and expansion efforts, added fee-for-service and capitated clinic networks in New Jersey, Maryland, North Carolina and Florida.

     Beginning in the fourth quarter of 1995 and continuing through 1998, the Company divested all of its non-core health care operations. These divestitures, with the exception of the south Florida capitated primary care clinics which were divested in the fourth quarter of 1995, were made pursuant to the plan approved by the

Board in July 1996 to focus on improving the Company's operations in the areas of physician contract services and physician business management services.

     In July 1999, in order to expand its Emergency Physician Management Services business, the Company acquired the hospital emergency department staffing assets of Sterling, a subsidiary of FPA Medical Management, Inc., which was in a Chapter 11 proceeding under the United States Bankruptcy Code, for a purchase price of approximately $69.3 million plus assumption of up to $18 million in operating liabilities. The Sterling Acquisition increased the number of emergency department staffing contracts in the Emergency Physician Management Services business from approximately 151 to 280 (since reduced to approximately 213 as of June 30, 2001, through contract attrition). In addition, on December 14, 1999 the Company increased the size of its Billing and Business Management Services business by approximately 25% when Healthcare Business Resources, Inc. ("HBR"), a subsidiary of the Company, acquired from a subsidiary of Per Se the assets used in providing billing services for the hospital staffing contracts acquired in the Per Se Acquisition. The Company paid $6.7 million to terminate the billing agreement with Per Se Technologies, Inc. and to acquire the billing operations assets. The Per Se Acquisition increased the number of patient visits billed in the Billing and Business Management Services business from approximately 3.8 million per year to approximately 5 million per year.

     As of September 30, 2001, the Company's ongoing businesses included providing physicians to staff hospital emergency departments, providing billing and collection services for emergency department physicians and physician groups, as well as contract services to a number of government agencies. These operations comprise the Company's core businesses. Information about industry segments is included in the Notes to Consolidated Financial Statements.

Emergency Physician Management Services

     Under contracts principally with hospitals and government agencies, the Company identifies and recruits physicians as candidates for admission to a client's medical staff and coordinates the on-going scheduling of independent contractor physicians who provide clinical coverage in designated areas. While the Company also provides obstetrics, gynecology and pediatrics physician contract services, the provision of contract management services to hospital emergency departments represents the Company's principal hospital-based service.

     To fulfill its obligations to clients, the Company obtains the services of physicians who, as independent contractors, agree to provide the necessary clinical coverage. The Company maintains a proprietary data base of physicians who might be available as independent contractors in particular specialties and locations. To carry out contract management services such as the contracting of physicians, staffing and administration, the Company's local and regional offices are generally staffed with a manager, often a consulting medical officer. These personnel are supported by a centralized administrative staff consisting of recruiters, credentialers and staffing coordinators.

     Hospital Services. The Company contracts, in most cases, to provide all necessary physician coverage for hospital emergency departments on a 24-hour, 365-day per year basis. The Company believes that hospitals utilize physician management firms to help solve problems associated with the administration and management of hospital emergency departments such as recruitment, scheduling and retention of emergency medicine physicians, the relief of other hospital physicians from emergency department coverage, budgetary concerns, risk shifting, changing patient volumes and the historically extensive use of hospital emergency departments for routine primary care, particularly at night and on weekends. In addition to obtaining the services of independent contractor physicians to provide emergency department coverage, the Company also typically contracts with the physician whom the hospital selects as the medical director of the emergency department. The medical director works directly with the hospital medical staff and administration in such areas as quality assurance, risk management and departmental accreditation.

     Government Services. The Company provides physician contract services to the United States Department of Defense and county and state agencies responsible for correctional facilities. Governmental agencies contract with the Company to assist such agencies in fulfilling their obligations to provide health care for active-duty and retired military personnel and their dependents, veterans and correctional facility inmates.

The Company presently has government services contracts for the operation, staffing and management of emergency, obstetric, gynecological and other primary care facilities and assists in the implementation of quality assurance, quality control and risk management programs which complement medical treatment.

Billing and Business Management Services

     The Company provides a range of billing, collection and business management services to support independent contractor physicians, independent practices and other healthcare practitioners. These services are often provided as part of the Company's Emergency Physician Management Services business and are also marketed independently to unaffiliated providers. The Company provides these services to over 4,000 physicians in over two hundred forty (240) hospitals in twenty-eight (28) states. The Company codes, bills and collects for professional services with respect to over five (5) million patient visits annually. Approximately 49% of the Company's Billing and Business Management Services operations serve providers with which the Company's Emergency Physician Management Services group does not have a contract management relationship.

     The Company specializes in providing physician business management services to physicians in emergency medicine practices. The Company estimates that approximately ninety-nine percent (99%) of its net billing and collection revenue for 2000 and 1999, and ninety-seven percent (97%) for 1998 (including work for contract management clients and contracted healthcare professionals) was derived from Billing and Business Management Services. This change is primarily attributable to the Company's renewed focus on emergency medicine billing with less emphasis on billing for clinical settings.

Contractual Arrangements and Customers

     The Emergency Physician Management Services business includes the following types of contracts:

     Hospital Contracts. The Company provides physician contract management services to hospitals under two separate contractual arrangements: flat-rate contracts and fee-for-service contracts. Hospitals entering into flat-rate contracts primarily pay fees to the Company based on the hours of physician coverage provided. Hospitals entering into fee-for-service contracts agree to authorize the Company and its contracted health care professionals to bill and collect the professional component of the charges for medical services rendered by the Company's contracted health care professionals. Under fee-for-service arrangements, the Company generally bills payors directly for services rendered and, depending on the hospital's patient volume and payor mix, may also receive an availability fee from the hospital. Pursuant to fee-for-service contracts, the Company accepts responsibility for billing and collection and assumes the risks of non-payment, changes in patient volume or payor mix and delays attendant to reimbursement through government programs or third-party payors. All of these factors generally are taken into consideration by the Company in arriving at contractual arrangements with health care institutions and professionals. While the term of the Company's service contracts is generally one to three years, such contracts typically provide for termination without cause by either party on 60 to 180 days' prior notice.

     A significant portion of the Company's net revenue in recent years has been attributable to fee-for-service billing and collection arrangements. As a result of increasing public and private sector pressures to restrain health care costs and to restrict reimbursement rates for medical services, fee-for-service contracts have developed less favorable cash flow characteristics than traditional flat-rate contracts, resulting in a need for increased liquidity and capital resources.

     Physician Contracts. In its physician contract services businesses, the Company generally contracts with physicians and certain other health care professionals to provide services to fulfill the Company's contractual obligations to its clients. The Company regards its contracted health care professionals as independent contractors and, therefore, does not withhold income taxes or otherwise treat such professionals as employees. Professional fees from the Company to the physicians have historically been calculated on an hourly basis. Some physicians may receive, in addition to an hourly fee, certain incentive payments based on activity and performance. Beginning in the fourth quarter of 1997, the Company has entered into new agreements with certain physicians that provide for the calculation of professional fees based on the number of Relative Value Units ("RVUs"), as defined by the Centers for Medicare and Medicaid Services (formerly known as the Health Care Finance Administration), billed by the Company for the professional services rendered.

     Under the Company's contracts with its hospital and other health care clients, the physician is responsible for the provision of professional services and is required to obtain professional liability insurance with coverage limits as specified in such contracts. The Company's agreements with physicians typically have one-year terms (with options on the part of the physicians for renewal) and can be terminated by the Company at any time under certain circumstances (including termination of the Company's contract with the health care facility) or by either party, typically upon 30 to 90 days' prior notice.

     Government Contracts. Federal government contracts are usually awarded for a base period ranging from one month to 24 months with options on the part of the contracting governmental agency for annual renewal for up to a five year total contract term. Such renewals are dependent upon annual appropriations, budgetary constraints, applicable governmental requirements and other factors and are subject to termination for convenience by the government. If a contract were to be terminated for convenience, the Company would be reimbursed for its allowable costs to the date of termination and would be paid a proportionate amount of the stipulated profits or fees attributable to the work actually performed and, in certain cases, costs incurred in connection with the termination of the contract.

Government Regulation

     Existing governmental regulation can adversely affect the Company's business through, among other things, its potential to reduce the amount of reimbursement received by the Company's clients for health care services. Substantially all of the Company's revenue is derived from management fees that are based upon a percentage of net collections of health care receivables. During the past decade, federal and state governments have implemented legislation designed to stimulate a reduction in the increase in health care costs and it is anticipated that such legislative initiatives will continue. There can be no assurance that current or future government regulations will not have a material adverse effect upon the Company's business.

     The Company is also subject to applicable federal and state billing and credit collection agency laws and regulations. In general, these laws provide for various fines, penalties, damages and other assessments for violations, including possible exclusion from Medicare, Medicaid and certain other federal and state health care programs. A majority of the Company's clients are reimbursed by private insurers as well as federal and state medical insurance providers. Since the beginning of 1995, governmental agencies have instituted investigations of, and actions against, at least two industry participants for improper billing practices. Although management believes that its billing practices are in material compliance with applicable laws and government regulations, given the highly technical nature of this area, there can be no assurance that a change in government regulations, industry practice or an increased focus by governmental agencies on billing practices would not have a material adverse effect on the industry and the Company.

     Certain market changes are occurring in the health care market, that may continue regardless of whether comprehensive federal or state health care reform legislation is adopted and implemented, and that could adversely affect the accounts receivable management services provided by the Company. These market reforms include certain employer initiatives, such as creating purchasing cooperatives and contracting for health care services for employees through managed care companies (including health maintenance organizations), certain provider initiatives, such as risk-sharing among health care providers and managed care companies through capitated contracts and integration of hospitals and physicians into comprehensive delivery systems, and certain payor initiatives, such as new alliances between health care providers and third party payors in which the health care providers are employed by such third party payors. These changes may result in fixed fee schedules or capitation payment arrangements lower than standard charges. Some of these changes may affect the viability of certain billing and collection operations. Because the Company derives its revenue largely based on the fees charged by its physician clients, reductions in payments to physicians could have an adverse affect on the Company's operations. Furthermore, because the Company's revenue is generally based on its clients' net collections, any delay in its clients' receipt of medical claims reimbursement, including due to an economic recession, could have a material adverse effect on the Company.

     Various state and federal laws may regulate the Company's business of providing business management services to physicians. The Company also is subject to laws and regulations relating to business corporations generally. Management believes that the Company's operations are in material compliance with applicable laws. However, many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation, and certain areas of the Company's business are highly technical in nature. In addition, as the Company's business expands by the addition of services provided or geographically, it may become subject to additional federal or state regulations based on the services it provides or the states in which it conducts business.

     Regulatory authorities have broad discretion concerning how these laws and regulations are interpreted and how they are enforced. The Company may, therefore, be subject to lengthy and expensive investigations of its business operations. If the Company were found to be in violation of these laws or regulations, the Company could be subject to criminal and civil penalties or both, which could limit or prevent the Company from providing its physician business management services.

     In accordance with Medicare regulations, physicians and hospitals are permitted to assign Medicare claims to a billing and collection service only in certain limited circumstances. The Medicare statutes that restrict assignment of Medicare claims are supplemented by Medicare regulations and provisions in the Medicare Carrier's Manual (the "Manual"). The Medicare regulations and the Manual provide that a billing service that prepares and send bills for the provider or physician and does not receive and negotiate the checks made payable to the provider or physician does not violate the restrictions on assignment of Medicare claims. Management believes that the Company's practices do not violate the restrictions on assignment of Medicare claims and that it operates in a manner consistent with these provisions.

     The Social Security Act imposes criminal penalties for paying or receiving remuneration (which is deemed a kickback, bribe or rebate) in connection with Medicare or Medicaid programs. Violation of this law is a felony, punishable by fines and imprisonment. These anti-kickback laws and rules have been broadly interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of Medicare or Medicaid patients or any item or service that is covered by Medicare or Medicaid reimbursement. The Company believes that its business operations do not put it in a position to make or induce the referral of patients or services reimbursed under government programs and, therefore, believes that its practices do not violate the federal anti-kickback statute. If, however, the Company were found in violation of these laws, the Company could be subject to substantial civil monetary fines, criminal sanctions or both.

     The Company may also be subject to criminal, civil and administrative penalties under federal and state law prohibitions against submitting false claims for payments. Generally, criminal penalties subjecting participants to fines and imprisonment require that the entity act knowingly, willfully, or with fraudulent intent. Civil statues provide for monetary penalties. The Company also may be subject to criminal laws regarding failure to disclose known overpayments under Medicare or Medicaid.

     Various states prohibit a physician from sharing or "splitting" fees with persons not authorized to practice medicine. The Company believes that its charges to its clients do not violate applicable fee splitting prohibitions. If this belief is incorrect and the Company is determined to be engaged in fee splitting arrangements with its clients, those clients would be subject to charges of professional misconduct and penalties ranging from censure and reprimand to revocation of their medical licenses. In addition, the Company could be deprived of access to the courts to collect fees due from those clients, thereby materially and adversely affecting the Company's revenues and prospects.

     Billing and collection practices and activities are regulated by both federal and state law. The Federal Fair Debt Collection Practices Act (the "Federal Fair Debt Act") sets forth various provisions designed to eliminate abusive, deceptive and unfair debt collection practices by debt collectors. The Federal Fair Debt Act also provides for, among other things, a civil right against any debt collector who fails to comply with the provisions thereof. Various states have also promulgated laws and regulations that govern collection practices. In general, these laws and regulations prohibit certain fraudulent and oppressive collection practices and also may impose license or registration requirements upon collection agencies. In addition, state credit collection laws and regulations generally provide for criminal fines, civil penalties, injunctions and jail terms for collection agency personnel who fail to comply with such laws and regulations and may entitle states to recover unclaimed refunds from overcollections. The accounts receivable management services the Company provides to its clients are not considered debt collection services and the Company is not a "debt collector" under the Federal Fair Debt Act. One of the Company's subsidiaries, First Collect, Inc., specializes in collecting medical service receivables for its clients.

     Various states regulate the provision of administrative and business services by third parties to physician-sponsored health plans. In addition, certain federal or state consumer protection laws may apply to the Company's billing activities insofar as the Company bills patients directly for the cost of physician services provided.

     The Company anticipates that various health care reform proposals may be introduced at the federal or state level. The Company is unable to predict whether any such proposals will apply to the operation of the Company's business or whether, if adopted, any such proposals would materially adversely affect the Company.

Corporate Liability and Insurance

     Each of the Company's physician contract services subsidiaries maintain professional liability insurance in amounts deemed appropriate by management based upon historical claims and the nature and risks of the business. There can be no assurance that a future claim will not exceed the limits of available insurance or that such coverage will continue to be available. Such insurance provides coverage, subject to policy limits, in the event the Company's contracting subsidiary were held liable as a co-defendant in a lawsuit against a contracted health care professional or hospital client. To the extent health care professionals were regarded as agents of the Company in the practice of medicine, the Company could be held vicariously liable for any medical negligence of such health care professionals. In addition, the Company and its contracting subsidiaries may be exposed to liability in cases in which the Company's contracting subsidiary itself was negligent.

     In addition, the Company's contracts with hospital clients generally contain provisions under which the Company's contracting subsidiary agrees to indemnify the client for losses resulting from the contracting physician's malpractice up to the limits of such contracting physician's liability insurance (whether or not such losses are covered by insurance policies) and the client agrees to indemnify the Company's contracting subsidiary up to the limits of the client's professional liability insurance for losses resulting from the negligence of the client or client personnel (whether or not such losses are covered by insurance policies). In addition, the Company's contracts with the Department of Defense generally provide for the Company's contracting subsidiary to indemnify the government, without limitation as to amount, for losses incurred under similar circumstances. The Company's contracting subsidiary requires the contracted physicians to indemnify the Company's contracting subsidiary for losses related to the performance of medical services and to obtain professional liability insurance.

Competition

     The physician business management services business is highly competitive. The Company competes with national, regional and local physician business management services organizations and physicians that provide their own practice management. As a protective measure, the Company has entered into confidentiality, noncompete and non-solicitation agreements with its key employees. In general, these agreements contain certain covenants on the part of the key employees concerning confidential and proprietary information of the Company and preclude the key employees from soliciting customers or employees of the Company or competing with the Company.

Employees

     At September 30, 2001, the Company had approximately one thousand nine hundred fifty (1,950) employees.

     On December 20, 2000, the Board determined that the cost of maintaining and administering certain stock option or purchase plans outweighed any benefits to the Company. Therefore, the 1991 Stock option Plan of Coastal Healthcare Group, Inc., the Coastal Healthcare Group, Inc. Stock Purchase Plan, the Coastal Healthcare Group, Inc. Independent Directors' Stock Option Plan and the 1987 Non-qualified Stock Option

Plan of Coastal Physician Group, Inc. amended and restated as of March 23, 1994 (as amended March 19, 1996), were all terminated as of December 31, 2000.

Properties

     The Company's office headquarters is located in Durham, North Carolina, where the Company leases, under a lease effective January 1, 2001, sixty-one thousand two hundred fifty-one (61,251) square feet of an office building from American Alliance Realty Company, a corporation controlled by Dr. Scott, the Company's Chairman, Chief Executive Officer, and majority stockholder. The lease provides for a term through December 31, 2003 and is an extension of a previous three (3)-year sublease with the same termination date. This space is occupied by the Company and certain of its operating subsidiaries. This lease comprises approximately eighty-nine percent (89%) of the total leasable space in the building.

     The Company leases and partially occupies two (2) additional office buildings, taking approximately eighty-five thousand six hundred eighty-seven (85,687) square feet, located in Durham, North Carolina. The buildings, leased from an unrelated third party, are the headquarters for PhyAmerica Government Services, Inc., a subsidiary of the Company which houses a division of Healthcare Business Resources, Inc., a subsidiary of the Company. PhyAmerica Government Services, Inc. leases approximately four thousand three hundred (4,300) square feet and Healthcare Business Resources, Inc. leases approximately fifty-one thousand five hundred forty-seven (51,547) square feet. These leases are for a total of approximately fifty-five thousand eight hundred forty-seven (55,847) square feet or sixty-five percent (65%) of the available square feet. The remainder of the space, twenty-nine thousand eight hundred forty (29,840) square feet or thirty-five percent (35%), is subleased to third parties. Of the sublet space, nineteen thousand seventy-four (19,074) square feet is leased to Doctors Health Plan, a Health Maintenance Organization licensed in the State of North Carolina. Doctors Health Plan is controlled by Dr. Scott. The remainder of space is leased to several unrelated third parties.

     The Company's operating subsidiaries generally lease office space in locations in which they do business. Total rent expense for all office space leased by the Company under non-cancelable operating leases was $3,882,235 for the year ended December 31, 2000.

     Further information concerning properties leased from related parties is disclosed in "Certain Relationships and Related Transactions".

Legal Proceedings

     On February 4, 1998, Jacque J. Sokolov, M.D., who previously served as Chairman of the Company and President of Advanced Health Plans, Inc., a subsidiary of the Company, filed a Demand for Arbitration with J*A*M*S/ENDISPUTE in Los Angeles, California alleging various breaches of an Employment Contract dated November 1994 with the Company. Arbitration was held in August, 1999 in Washington, D.C. and the arbitrator entered an award in favor of Dr. Sokolov. The arbitration provisions of the Employment Agreement provided that the award of the arbitrator was reviewable by a court of law for errors of law made by the arbitrator. Following the award, the Company filed an action in the U.S. District Court for the Middle District of North Carolina alleging that the arbitrator made errors of law. The parties have filed Motions for Summary Judgment and are currently awaiting a decision from the court. If the Company is not able to reach a settlement of this matter, the Company intends to continue to vigorously challenge the ruling of the arbitrator. The Company has provided a reserve for the amount of the award in its financial statements with respect to this matter.

     On March 23, 2000, two (2) stockholders filed a lawsuit styled Bosco, et al
v. Scott, et al in the U.S. District Court for the District of Delaware, individually and on behalf of all those similarly situated, and derivatively as stockholders of the Company, alleging five (5) claims for relief. The first claim alleged a breach of fiduciary duty by the directors, primarily related to the sales of certain assets to Dr. Scott. The second claim was brought against NCFE and Lance Poulsen, Chairman and Chief Executive Officer of NCFE, alleging the aiding and abetting of the breach of a fiduciary duty by the individual defendants. The third claim was brought derivatively against Dr. Scott, Mr. Poulsen and NCFE alleging violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The fourth claim was brought against the individual directors for allegedly unlawfully amending the Company's Certificate of Incorporation to restrict the transferability of the Company's Common Stock. The fifth claim was brought individually against the directors for breach of a fiduciary duty in failing to disclose the reason for the delisting of the Company's stock by the New York Stock Exchange in December 1998.

     The case was transferred to the U.S. District Court for the Middle District of North Carolina on August 31, 1998. Following a mediation, the case was settled for the sum of $4,650,000 payable, after deduction for attorney fees to the plaintiffs' counsel and the costs of class notice, to class members who sold shares of the stock during the period from August 19, 1998 through the settlement date of September 19, 2001 and those individuals who are shareholders as of the final court approval. On November 29, 2001, the court issued an Order granting preliminary approval of the settlement and establishing a notice period that expires on March 25, 2002. It is anticipated that the distribution of funds will occur at the end of March, 2002 upon entry of the final judgment by the court.

     The Revenue Cabinet of Kentucky has issued several Tentative Notices of Assessment for various periods from July 1, 1993 through the notice date to Coastal Government Services, Inc. (now PhyAmerica Government Services, Inc.) and Coastal Physician Services, Inc., (now PhyAmerica Physician Services, Inc.) seeking to assess taxes, penalties and interest in the amount of approximately $2.5 million for 1997 and $1.4 million for 1998 under Kentucky Revised Statutes
131.150 allowing for a Health Care Provider Tax. The Company retained counsel and has contested the proposed assessments. It is the Company's position that it is not responsible for the tax on the grounds that it does not come within the statutory definition of a "health care provider" under Kentucky law since it is not a physician, hospital or other licensed provider and that the tax should be assessed directly against the hospitals or the physicians. This tax was phased out after June 30, 1999. The Company has held settlement conferences with representatives of the Revenue Cabinet in an effort to resolve this matter without litigation. Although those discussions are still ongoing, it is the Company's intention to vigorously challenge the assessments. At this stage, the exposure to the Company cannot be determined.




     The New York State Department of Taxation and Finance has written a letter to Better Health Plan, Inc. ("BHP") stating that as a result of an audit of the Corporation Finance Tax return filed by BHP for the period from May 2, 1995 to May 5, 1995, it has determined that an adjustment in the amount of $4.6 million is required for the BHP tax liability for that period. The Company has retained counsel to advise it with respect to this matter and to contest the assessment. Based on the limited information available at this time, the exposure to the Company, if any, cannot be determined.

     In addition to those specific matters described above, the Company and its subsidiaries are involved in various legal proceedings incidental to their businesses, substantially all of which involve claims related to the alleged medical malpractice of contracted physicians, contractual and lease disputes or individual employee relations matters. In the opinion of the Company's management, no individual item of this litigation or group of similar items of litigation is likely to have a materially adverse effect on the Company's financial position or results of operations.

Executive Officers

     The following table sets forth certain information with respect to the executive officers of the Company and the executive officers of subsidiaries of the Company who have significant policy-making authority:

Name                                 Age                        Position
------------------------------------------------------------------------------------------
Steven M. Scott, M.D.                 53         Chairman of the Board, President and
                                                 Chief Executive Officer

Eugene F. Dauchert, Jr.               48         Secretary, Executive Vice President  and
                                                 General Counsel

Edward L. Suggs, Jr.                  50         President and Chief Executive Officer,
                                                 Healthcare Business Resources, Inc.

Sherman M. Podolsky, M.D.             50         President, PhyAmerica Physician Services
                                                 of South Florida, Inc.

Marc V. Weiner                        49         Executive Vice President and Chief Operating
                                                 Officer of PhyAmerica Physician Services,
                                                 Inc.

Stanley K. Haines                     52         Executive Vice President and Chief Financial
                                                 Officer of PhyAmerica Physician Group, Inc.

                   MARKET FOR REGISTRANT'S COMMON EQUITY AND
                          RELATED STOCKHOLDER MATTERS


     Transactions in the Common Stock are quoted on the OTC Bulletin Board System under the symbol "ERDR." Prior to January 4, 1999, the Common Stock was listed on the New York Stock Exchange under the symbol "DR." The following table shows the range of market prices per share for the Common Stock in 2001, 2000 and 1999.


                                         2001                         2000                           1999
                                   High         Low              High        Low               High         Low
                                  ------------------           ------------------              -----------------
      First Quarter               $ 0.12      $ 0.07            $0.44       $0.22              $0.41       $0.19
      Second Quarter               0.085        0.06             0.38        0.10               0.72        0.22
      Third Quarter                 0.13       0.055             0.24        0.12               0.56        0.27
      Fourth Quarter                0.14        0.09             0.15        0.08               0.44        0.25


     As of September 30, 2001, the Company had approximately 4,100 stockholders, of whom approximately 870 were holders of record.

     In the last two fiscal years, the Company has not paid, nor does it currently intend to pay, cash dividends on its Common Stock but, rather, it intends to retain any future earnings for reinvestment in its business. In addition, the Company has not made any repurchases of its Common Stock in the last two years.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General


     Over the past several years, the Company has undergone significant changes in its business that have had a significant adverse financial impact on the Company. During this period, the Company identified a number of operating units that were either underperforming or were not deemed critical to the overall operating strategy. The Company sold DHP in March 1998, and HPSE in October 1998. The Company sold BHP in August 1997. Collectively, these businesses are referred to as the HMOs. During 1997, the Company also sold the last of its clinic operations. The Company refers to the HMOs, clinic operations and some smaller related businesses as the divested businesses. The core businesses are Emergency Physician Management Services, Government Services and Billing and Business Management Services.

     In July 1999, in order to expand its Emergency Physician Management Services business, the Company acquired the hospital emergency department staffing assets of Sterling, for a purchase price of approximately $69.3 million plus assumption of up to $18 million in operating liabilities. The Sterling Acquisition increased the number of emergency department staffing contracts in the Emergency Physician Management Services business from one hundred fifty-one
(151) to two hundred eighty (280). As of December 31, 2000, the number of contracts was two hundred eighteen (218) and at September 30, 2001, the number of contracts was two hundred six (206). This reduction was a result of planned termination of poorly performing contracts as well as selective non-renewal of contracts.

     On December 14, 1999, the Company increased the size of its Billing and Business Management Services business by approximately twenty-five percent (25%) when HBR, a subsidiary of the Company, acquired from a subsidiary of Per-Se the assets used in providing billing services for the hospital staffing contracts acquired in the Sterling Acquisition. The Per-Se Acquisition increased the number of patient visits billed in the Billing and Business Management Services business from approximately 3.5 million per year to approximately 5 million per year. The acquisitions were accounted for in accordance with the purchase method of accounting and, therefore, the results of operations for the acquired operations are included in the accompanying financial statements since the acquisition date. As of December 31, 2000, HBR had two hundred forty-one (241) contracts in twenty-eight (28) states with four million nine hundred eighty-five thousand seven hundred eight (4,985,708) processed visits.

     For the past three (3) years, the Company has incurred net losses. A more detailed, comparative review of the results of operations for 2000 as compared to 1999 and 1999 as compared to 1998 appears below, along with a comparison of the quarter ended September 30, 2001 to the quarter ended September 30, 2000 and a comparison of the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000.

Third Quarter Ended September 30, 2001 Compared To The Third Quarter Ended September 30, 2000

Operating Revenue, Net

     Net operating revenue in the third quarter of 2001 was $84.8 million, an increase of $3.0 million, or 3.7%, from operating revenues of $81.8 million as compared to the third quarter of 2000.

     The increase in the revenue of the core businesses was due to an increase in the number of visits processed by the billing company, an overall increase in collections for each occasion of service rendered in the Emergency Physician Management Business and increased net revenue in the Government Services Group. As compared to the same period a year ago, Emergency Physician Management experienced an increase of approximately $1.9 million or 2.7% due primarily to an increase in the collection rate used in the revenue accrual. The increase in the collection rate resulted from a regular re-evaluation of the historical collection rates for the active contracts. Government Services increased approximately $1.0 million or 21%. Billing and Business Management net revenue was essentially flat as compared to the same period in 2000.

Physician and Other Provider Services Costs and Expenses


     Physician and other provider services costs and expenses consist primarily of fees paid to physicians and other health care providers. Physician and other provider services costs and expenses decreased by approximately $1.0 million, or 1.6%, to approximately $61.9 million in the third quarter of 2001 from approximately $62.9 million in the third quarter of 2000. This was due to decreased expenses related to physician coverage during this quarter in the Emergency Physician Management Business.


Medical Support Services Costs and Expenses


     Medical support services costs and expenses include all other direct costs and expenses of practice management activities, as well as billing, collection and Physician Business Management Services costs and expenses. Medical support services costs and expenses increased by $0.3 million, or 2.8%, to $12.3 million in the third quarter of 2001 from $12.0 million in the third quarter of 2000. Expenses in this category remained level with those of this period last year.


Selling, General and Administrative Costs and Expenses


     Selling, general and administrative costs and expenses decreased by $1.4 million or 10.5%, to $12.3 million in the third quarter of 2001 from $13.7 million in the third quarter of 2000. The decline in this category was due to decreases in a broad spectrum of expenses.


Related Party Income (Expense), Net


     Related party expense, net increased by $0.5 million to $1.0 million in the third quarter of 2001 from $0.5 of expense in the third quarter of 2000. This increase is primarily due to nonrecurring items in 2001.


Other Income (Expense)


     Other income (expense) increased $2.3 million to $5.5 million as compared to the third quarter of 2000. The change was due primarily to a $1.0 million increase in interest expense and the receipt of a settlement of litigation in the third quarter of 2000 that did not recur in 2001. The increased interest expense, was due to a higher level of outstanding amounts of debt incurred since the third quarter of 2000. The costs associated with the sale of eligible accounts receivable in the third quarter of 2001 and 2000 have been included in selling, general and administrative expenses.


Benefit (Provision) For Income Taxes


     There was no benefit (provision) for income taxes for the third quarter of 2001 and 2000. This is due to continued net operating losses.


Net Loss


     Primarily as a result of the foregoing, the Company reported a net loss of approximately $8.2 million in the third quarter of 2001 compared to a net loss of $10.5 million in the third quarter of 2000.


Nine Months Ended September 30, 2001 Compared To The Nine Months Ended September 30, 2000


Operating Revenue, Net


     Net operating revenue for the nine months ended September 30, 2001 was $251.3 million, an increase of $10.0 million, or 4.1 %, from operating revenues of $241.3 million as compared to the nine months ended September 2000.


     The increase in the revenue of the core businesses was due to an overall increase in visits by location, an overall increase in collections for each occasion of service rendered in the Emergency Physician Management Business and increased net revenue in both the Government Services Group and in Billing and

Business Management Services. As compared to the same period a year ago, Emergency Physician Management experienced an increase of approximately $5.6 million or 2.7% due to an increase in the historical collection rate as previously noted as well as the addition of new business. Government Services increased approximately $1.3 million or 8.1% and Billing and Business Management increased by approximately $3.1 million or 20.0%.

Physician and Other Provider Services Costs and Expenses

     Physician and other provider services costs and expenses consist primarily of fees paid to physicians and other health care providers. Physician and other provider services costs and expenses increased by approximately $1.6 million, or 0.9% to approximately $186.3 million for the nine months ended September 30, 2001 from approximately $184.7 million for the nine months ended September 30, 2000. This was due to increased expenses related to other healthcare provider coverage earlier in the year in the Emergency Physician Management Business and increased expenses in the Government Services Group that resulted in the generation of increased revenue.

Medical Support Services Costs and Expenses

     Medical support services costs and expenses include all other direct costs and expenses of practice management activities, as well as billing, collection and physician business management services costs and expenses. Medical support services costs and expenses increased by $3.6 million, or 10.6%, to $37.7 million for the nine months ended September 30, 2001 from $34.1 million for the nine months ended September 30, 2000. Medical malpractice expenses contributed to the year to year increase.

Selling, General and Administrative Costs and Expenses

     Selling, general and administrative costs and expenses decreased by $4.1 million or 10.2%, to $36.2 million for the nine months ended September 30, 2001 from $40.3million for the nine months ended September 30, 2000. This is mainly due to decreases in Selling, General and Administrative expenses in all segments as well as a decrease in legal and consulting fees for the nine months ended September 30, 2001 as compared to the nine months ended September 30 of 2000.

Related Party Income Expense, Net

     Related party expense, was flat at $1.1 million, for the nine months ended September 30, 2001 when compared to $1.3 million for the nine months ended September 30, 2000.

Other Income (Expense)

     Other income (expense) increased by approximately $4.1 million to $15.6 million for the nine months ended September 30, 2001 as compared to the same period in 2000 that did not recur in 2001. The change was due primarily to a $3.7 million increase in interest expense, and receipt of a settlement of litigation in the third quarter of 2000. The increased interest expense was due to a higher level of outstanding debt incurred since the end of the third quarter in 2000.

Benefit (Provision) For Income Taxes

     There was no benefit (provision) for income taxes for the third quarter of 2001 and 2000. This is due to continued net operating losses.

Net Loss

     Primarily as a result of the foregoing, the Company reported a net loss of approximately $25.6 million in the first nine months of 2001 compared to a net loss of $35.5 million in the first nine months of 2000. The net loss in 2000 included $5.0 million related to the cumulative effect of a change in an accounting principle, as further discussed in note 5.

TWELVE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO THE TWELVE MONTHS ENDED DECEMBER 31, 1999


Operating Revenue, Net

     Net operating revenue for 2000 was $320.4 million, representing an increase of $55.7 million, or 21.0%, from net operating revenue for 1999 of $264.7 million.

     The majority of the increase in this line item relates to the acquisition of Sterling. Sterling was acquired in June 1999; thus, as of December 31, 1999, only six (6) months of Sterling activity was included, and as of December 31, 2000, a full year of Sterling activity was impacting the balances. This additional Sterling activity caused an increase in the operating revenue. In 2000, the Emergency Physician Management Services business generated approximately $277.7 million in revenue, which was an increase of $49.4 million, or 21.6%, from approximately $228.3 million of revenue in 1999. The Government Services business accounted for approximately $20.1 million of revenue in 2000, which was an increase of approximately $2.3 million, or 12.9%, from $17.8 million of revenue in 1999. The increase in revenue of the Government Services business was mainly due to new contracts. The Billing and Business Management Services business had an increase of $1.6 million of revenue, or 7.9%, to $20.3 million of revenue in 2000 from $18.7 million in 1999 due to growth in billing contracts and fees. Revenue of the Billing and Business Management Services business excludes intersegment revenue of approximately $27.1 million in 2000 and approximately $16.3 million in 1999 representing fees billed to the Emergency Physician Management Services business.

Physician and Other Provider Services Costs and Expenses


     Physician and other provider services costs and expenses consist primarily of fees paid to physicians and other healthcare providers. Physician and other provider services costs and expenses increased by approximately $45.8 million, or 22.9%, to approximately $245.6 million in 2000 from approximately $199.8 million in 1999. These expenses for the core businesses increased mostly because of the additional Sterling activity.

Medical Support Services Costs and Expenses

     Medical support services costs and expenses include all other direct costs and expenses of practice management activities, as well as billing, collection and physician business management services costs and expenses. Medical support services costs and expenses increased by $12.6 million, or 36.3%, to $47.3 million in 2000 from $34.7 million in 1999.

     These expenses for the core businesses increased because of the additional Sterling activity and growth in the billing operations.

Selling, General and Administrative Costs and Expenses

     Selling, general and administrative costs and expenses increased by $11.8 million, or 26.8%, to $55.8 million in 2000 from $44.0 million in 1999. The $11.8 million increase in SG&A between December 31, 1999 and December 31, 2000 is in part due to the amortization of goodwill. Further, this line item is impacted by the increase in program costs related to the increase in the outstanding purchase balance.

Related Party Expense, Net

     Net related party expense decreased by $0.1 million, or 7.1%, to $1.3 million in 2000 from $1.4 million in 1999. The decrease is primarily due to payment of outstanding obligations.

Gain (Loss) on Divested Assets, Net

     There were no gains or losses on divested assets during 2000.

Interest Expense

     Interest expense increased by $4.3 million or 29.7% to $18.8 million in 2000 from $14.5 million in 1999 due primarily to the increase in the outstanding debt balance. The costs associated with the sale of eligible accounts receivable in 2000 and 1999 have been included in selling, general and administrative expenses.

Other, Net

     Other expenses decreased by $8.2 million from $2.9 million of expenses in 1999 to income of $5.7 million in 2000 due primarily to the escheat and litigation settlements in the Company's favor. (See Notes to Financial Statements for further information.)

Benefit (Provision) For Income Taxes

     There was no benefit (provision) for income taxes for 2000 and 1999. This is due to continued net operating losses.

Net Loss

     Primarily as a result of the foregoing, the Company reported a net loss of $47.9 million in 2000 compared to a net loss of $32.7 million in 1999. Included in the net loss of $47.9 million is the cumulative effect of the change in accounting principle for the adoption of SEC Staff Accounting Bulletin No. 101 during 2000. The total cumulative effect of the accounting principle was a loss of $5.0 million, thus making the Net Loss before Cumulative Effect $42.9 million or $10.3 million greater than in 1999. (See Notes to Financial Statements for detail regarding the change in accounting principle.)


TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO THE TWELVE MONTHS ENDED DECEMBER 31, 1998

Operating Revenue, Net

     Net operating revenue for 1999 was $264.7 million, representing a decrease of $29.5 million, or ten percent (10.0 %), from 1998 operating revenue of $294.2 million. The changes in operating revenue among the various businesses were as follows:

                                                  Increase
                            1999        1998     (Decrease)         %
                           --------------------------------------------
    Core businesses        $264.7      $201.3      $ 63.4          31.5%

    Divested businesses       0.0        92.9       (92.9)        100.0%
                           ---------------------------------
                           $264.7      $294.2      $(29.5)        (10.0)%
                           ============================================

     The increase in the revenue of the core businesses was due mostly to the Sterling Acquisition. In 1999, the Emergency Physician Management Services business generated approximately $228.3 in revenue, which was an increase of approximately $63.6 million, or 38.6%, from approximately $164.7 million of revenue in 1998. Approximately $66.5 million of this increase was attributable to the Sterling Acquisition offset by a slight decrease in the non-Sterling contracts because of contract terminations. The Government Services business accounted for approximately $17.8 million in 1999, which was a decline of approximately $2.4 million, or 11.9%, from $20.2 million in 1998. The decrease in revenue of the Government Services business was mainly due to contract terminations. These decreases were partially offset by an increase in revenue of the billing and collections operations of approximately $2.5 million, or 15.4%, to $18.7 million in 1999 from $16.2 million in 1998 due to growth in the billing contracts and fees. Revenue of the Billing and Business Management Services business excludes intersegment revenue of approximately $16.3 million in 1999 and approximately $12.7 million in 1998 representing fees billed to the Emergency Physician Management Services business. Other miscellaneous revenue decreased by approximately $0.1 million from approximately $0.2 million in 1998 to approximately $0.1 million in 1999.

Physician and Other Provider Services Costs and Expenses

     Physician and other provider services costs and expenses consist primarily of fees paid to physicians and other healthcare providers. Physician and other provider services costs and expenses decreased by approximately $34.2 million, or 14.6%, to approximately $199.8 million in 1999 from approximately $234.0 million in 1998. Physician and other provider services costs and expenses decreased as follows:

                                                     Increase
                             1999         1998       (Decrease)      %
                            --------------------------------------------
   Core businesses          $199.8       $145.5       $ 54.3        37.3%

   Divested businesses         0.0         88.5        (88.5)      100.0%
                            --------------------------------------------
                            $199.8       $234.0       $(34.2)      (14.6)%
                            ============================================

     These expenses for the core businesses increased mostly because of the Sterling Acquisition. In 1999, physician and other provider services costs and expenses for the Emergency Physician Management Services business were approximately $185.6 million. This represented an increase of $56.9 million, or 44.2%, from $128.7 million in 1998. Approximately $61.3 of this increase was attributable to the Sterling Acquisition offset by a slight decrease in the non-Sterling contracts because of contract terminations. The expenses of the Government Services business were approximately $14.2 million in 1999, representing a decrease of approximately $2.6 million, or 15.5%, from approximately $16.8 million in 1998. The decrease in physician and other provider services costs and expenses of the Government Services business was mainly due to contract terminations. The Billing and Business Management Services business did not incur physician and other provider services costs and expenses.

Medical Support Services Costs and Expenses

     Medical support services costs and expenses include all other direct costs and expenses of practice management activities, as well as billing, collection and physician business management services costs and expenses. Medical support services costs and expenses increased by $1.3 million, or 3.9%, to $34.7 million in 1999 from $33.4 million in 1998. Medical support services costs and expenses increased as follows:


                                                   Increase
                           1999         1998       (Decrease)      %
                          --------------------------------------------
   Core businesses        $34.6        $33.1        $ 1.5          4.5%

   Divested businesses      0.1          0.3         (0.2)        66.7%
                          --------------------------------------------
                          $34.7        $33.4        $ 1.3          3.9%
                          ============================================

     These expenses for the core businesses increased due to the growth in the billing operations. In 1999, medical support services costs and expenses for the Emergency Physician Management Services business were approximately $5.5 million. This represented a decrease of $0.2 million, or 3.5%, from $5.7 million in 1998. The expenses of the Government Services business were approximately $1.8 million in 1999, representing a decrease of approximately $0.5 million, or 21.7%, from approximately $2.3 million in 1998. The expenses of the Billing and Business Management Services business were approximately $27.3 million in 1999 representing an increase of approximately $2.2 million, or 8.8%, from approximately $25.1 million in 1998.

Selling, General and Administrative Costs and Expenses

     Selling, general and administrative costs and expenses increased by $8.8 million, or 25.0%, to $44.0 million in 1999 from $35.2 million in 1998. Selling, general and administrative costs and expenses increased as follows:

                                                  Increase
                             1999      1998       (Decrease)        %
                            -------------------------------------------
   Core businesses          $43.9     $24.7       $ 19.2           77.7%

   Divested businesses        0.1      10.5        (10.4)         (99.0)
                            -------------------------------------------
                            $44.0     $35.2       $  8.8           25.0%
                            ===========================================

     Selling, general and administrative costs and expenses for the core businesses increased because of the Sterling Acquisition. In 1999, selling, general and administrative costs and expenses for the Emergency Physician Management Services Business, were approximately $33.4 million. This represented an increase of $14.3 million, or 74.7%, from $19.1 million in 1998. Approximately $11.6 million of the increase is attributable to the Sterling Acquisition. The expenses of the Government Services business were approximately $0.7 million in 1999 representing an increase of approximately $0.5 million, or 250.0%, from approximately $0.2 million in 1998. The expenses of the Billing and Business Management Services business were approximately $1.8 million in 1999 representing a decrease of approximately $0.3 million, or 14.3%, from approximately $2.1 million in 1998. Selling, general and administrative costs and expenses not allocated to any particular core business increased to approximately $8.0 million in 1999 representing a increase of approximately $4.7 million, or 142.4%, from approximately $3.3 million in 1998. Effective for the third (3/rd/) quarter of 1998, the Company received certain credits for certain selling, general and administrative fees relating to its Sales and Subservicing Agreements with NCFE. The credits arose from incentives negotiated by the Company with NCFE and were earned by the Company's commitment to complete its divestiture plan with the sale of its remaining HMO. Approximately $765,000 related to its accounts receivable sales and subservicing programs costs and was accounted for as a reduction of selling, general and administrative costs and expenses. No credits were received in 1999.

Related Party Expense, Net

     Related party expense, net decreased by $0.2 million, or 12.5%, to $1.4 million in 1999 from $1.6 million in 1998. The decrease is primarily due to an insurance company affiliate of the Company being purchased by an unaffiliated party in May 1998. See "Notes to Consolidated Financial Statements".

Gain (Loss) on Divested Assets, Net

     There were no gains or losses on divested assets during 1999. Because the sales of the HMOs in 1998 were to a related party, no gains were recorded. Instead, the amounts that would have been recorded as gains on divested assets if the sales were to an unrelated party were credited directly to additional paid-in capital. In 1998, the Company recorded adjustments to notes receivable and to the purchase price of certain of those assets resulting in an additional loss of approximately $1.6 million in 1998.

Interest Expense

     Interest expense increased by $5.8 million to $14.5 million in 1999 from $8.7 million in 1998 due primarily to the Sterling Acquisition resulting in higher outstanding amounts of debt during 1999. The costs associated with the sale of eligible accounts receivable in 1999 and 1998 have been included in selling, general and administrative expenses.

     Effective for the third (3/rd/) quarter of 1998, the Company received certain credits for interest relating to its Sales and Subservicing Agreements with NCFE. The credits arose from incentives negotiated by the Company with NCFE and were earned by the Company's commitment to complete its divestiture plan with the sale of its remaining HMO. Approximately $1.5 million was accounted for as a reduction of interest expense. No credits were received in 1999.

Other, Net

     Other expenses increased by $2.7 million from $0.2 million in 1998 to $2.9 million in 1999 due primarily to litigation expenses and settlements in 1999.

Benefit (Provision) For Income Taxes

     There was no benefit (provision) for income taxes for 1999 and 1998. This is due to continued net operating losses.

Net Loss

     Primarily as a result of the foregoing, the Company reported a net loss of $32.7 million in 1999 compared to a net loss of $20.1 million in 1998.

Liquidity and Capital Resources

     The Company's primary financing source consists of 3 accounts receivable sale programs with affiliates of NCFE. Under these programs, NCFE purchases qualified receivables generated by the Company or acquired by the Company from independent contractor physicians. The proceeds from these sales are used to fund the Company's working capital needs. One program purchases receivables generated by the hospital contracts of the Company other than those acquired in the Sterling Acquisition (the "Coastal Program"), one program purchases receivables generated by the hospital contracts acquired in the Sterling Acquisition (the "Sterling Program"), and a third program purchases receivables generated in the Government Services Business (the "Government Program"). The Emergency Physician Management business and the Government Services business have not been able to generate sufficient receivables to sell to the programs to finance the ongoing working capital needs of the Company. NCFE has supported the Company by funding the purchase of receivables billed by the Company and those to be billed in the future by the Company. As of September 30, 2001, the Company had received $74.3 million related to billed receivables (which is reflected as a reduction of trade accounts receivable, net) and approximately $186.5 million related to future receivables. Financing related to the purchase of future receivables in the Coastal Program and Sterling Program totaling $151.2 million is reflected as long-term debt in the accompanying financial statements. During the three months ended September 30, 2001, the financing related to the purchase of future receivables in the Government Program totaling $35.3 million was reclassified from long-term debt to current maturities of long-term debt since the expiration date of the program became less than 12 months into the future. The Company expects that the Government Program will be extended to 2003. The Sterling Program provides for the purchase of up to $95 million of receivables and terminates on June 30, 2003. The Government Program provides for the purchase of up to $50 million of receivables and terminates on June 30, 2002. New Sale and Subservicing Agreements for the Coastal Program were signed effective March 30, 2001. The new agreements increase the funding availability to $150 million, fix the interest rate at 10.5% and extend the termination date to June 30, 2004. Including the new agreements, the purchase commitment has been increased to $295 million. Of the total purchase commitments of $295 million on these facilities, there is approximately $34 million of remaining availability for purchases as of September 30, 2001. As of September 30, 2001, NCFE held approximately $52 million in reserves ($15.2 million of which relates to billed receivables and $36.8 million of which relates to debt). These reserves are account balances maintained by a Trustee, to allow for repurchase of receivables, which may default or be underpaid by the insurance carriers. Pursuant to the Sale Agreement, the Company pays a program fee ranging from 10.5% to 12.50% per annum on the outstanding amount of uncollected purchased current and rights to future receivables.

     Under a separate loan and security agreement, an affiliate of NCFE has agreed to provide the Company with a revolving line of credit of up to $20 million through July 31, 2002. Interest on outstanding amounts under this line of credit is payable monthly at prime plus 3%. The line of credit is secured by substantially all of the Company's assets, including pledges of the common stock of each of its subsidiaries. There is no outstanding balance as of September 30, 2001.


     The Company has met its cash requirements during the periods covered by the accompanying consolidated financial statements through the sale of certain existing and future accounts receivable, as more fully discussed below. The Company's principal uses of cash have been to support operating activities. Net cash used in operating activities decreased by $9.3 million, or 38.8%, for the nine months ended September 30, 2001, to $14.7 million as compared to $24.0 million for the nine months ended September 30, 2000. The Company's net use of cash to support operating activities resulted primarily from operating losses, including medical costs of providers, administrative expenses, legal and professional fees and information technology initiatives. Net cash used in investing activities was $1.7 million for the nine months ended September 30, 2001. Net cash provided by financing activities decreased by $5.3 million, or 21.4%, to $19.4 million for the nine months ended September 30, 2001, from $24.7 million for the nine months ended September 30, 2000. During the nine months ended September 30, 2001, the Company had net borrowings of $19.4 million as compared to $24.6 million for the nine months ended September 30, 2000.

     The Company expects to satisfy its anticipated demands and commitments for cash in the next six months from the amounts available under the various agreements with NCFE discussed above, as well as a reduction in cash used in operations. As part of its ongoing effort to improve cash flow, the Company undertook a comprehensive review of all hospital contracts and operating units. Underperforming contracts and operations were renegotiated or terminated. The Company also remains committed to increasing the implementation of the Practice Partners Program(C) for compensating the independent contract physicians. Practice Partners links the compensation of the participants to the profitability of the hospital contract. The Company implemented new budgeting and financial control systems to better monitor performance by its various departments. New business development continues to be a focal point of the organization. The primary objectives of these programs are to improve cash flow and slow the growth of our dependence on outside cash sources. If the Company is unable to achieve these objectives, it will likely experience a material decrease in liquidity which would cause the Company to increase its reliance on financing under the revolving line of credit provided by an affiliate of NCFE. Until the Company significantly improves cash flow, it will be dependent upon the continued weekly purchases of eligible and rights to future accounts receivable by NCFE and the line of credit provided by an affiliate of NCFE in order to meet its obligations.

     For the foreseeable future, to continue as a going concern, the Company will depend upon NCFE to fund its working capital needs either by purchases of current and future accounts receivable or through the line of credit. The Company's accounts receivables sales programs with NCFE have been extended to June 30, 2002 and beyond. Management believes that NCFE will be able to fulfill the Company's needs. The consolidated financial statements do not include any adjustments to the financial statements that might be necessary should NCFE not provide the necessary working capital or should the Company be unable to continue as a going concern.

Other Trends and Uncertainties

     The healthcare industry has seen numerous consolidations and combinations led by a number of major healthcare companies that continue to experience financial difficulties. Many of those companies have embarked on divestiture programs to eliminate unprofitable operations. The Company divested its non-core businesses during 1997 and 1998, expanded its core business through the acquisition of Sterling in 1999 and in 2000 focused its efforts on improving operations, increasing revenue and decreasing costs. While there have been improvements in operations within the Company's core business, the Company continues to incur significant losses.

     Although the Company has continued its marketing efforts, the number of new contracts obtained has been lower than that historically experienced by the Company. Management attributes the reduced rate of new business development to several factors, including increased competition from local and regional groups, increased payment and reimbursement pressures on hospitals, consolidation and closures involving client hospitals and the Company's financial condition.
Since the beginning of 2001, the Company has had a net decrease of ten contracts. While the Company believes it has an excellent record in providing services, it believes that its financial condition has been an impediment to the awarding of new contracts that it would otherwise have received. Hospital administrators have expressed concerns about awarding and renewing contracts both as to operational ability and financial viability of companies operating in the Company's industry. The Company believes its success is dependent upon retaining and renewing existing contracts, terminating poorly performing contracts and obtaining new hospital contracts.

     The Emergency Physician Management Business is under pressure industry-wide as government reimbursement programs and private insurance programs seek to contain and reduce medical costs at the same time that the costs of delivering those services continue to rise. In late March 1997, the Health Care Financing Administration ("HCFA") indicated that it would no longer allow companies to obtain group provider numbers to bill Medicare claims for services rendered by their independent contractor physicians. The Company took steps to individually enroll the independent contractor physicians and to modify the contractual arrangement with independent contractor physicians in order to comply with HCFA's interpretation of the reimbursement regulations. Efforts to individually enroll the independent contractor physicians depend upon their cooperation.

     Prior to July 1999, Sterling Healthcare Group, Inc. was also subject to these enrollment requirements, but had not completed the individual enrollment of its independent contractor physicians. Effective with the

Sterling Acquisition, the US Bankruptcy Court issued orders that allowed the Company additional time to individually enroll the physicians, to continue to bill and collect using group provider numbers and to enter into new contractual arrangements with the former Sterling independent contractor physicians in order to comply with HCFA's interpretation of the reimbursement regulations. The Company continues to make progress in the re-enrollment process for the former Sterling independent contractors in order to bring their enrollment into compliance with HCFA's requirements. Although the Court Orders have provided the Company some assurances that the independent contractors will be reimbursed for their services, some delays in reimbursement may occur and the Company may incur additional costs to complete this process; however, the full financial impact is not known at this time.

     In certain states, the interpretation of laws prohibiting a corporation from providing medical care may apply to the Company's business. This affects the ability to contract directly with a hospital to provide services. In those states, the Company forms a professional corporation or professional association ("PC/PA") to contract with the hospital. Generally, the PC/PA has a sole shareholder who is a physician and, in most cases, is a Company shareholder, employee or officer. The PC/PA, as well as the sole shareholder of the PC/PA, enters into a share transfer agreement with the Company that allows the Company, among other things, to change the sole shareholder at the Company's will with no more than a nominal cost and no significant adverse impact on the Company or the PC/PA. The PC/PA also contracts with the Company via a services agreement for various management services such as physician scheduling, making disbursements to physicians and vendors, or providing accounting and tax services, etc. In exchange for these services, the PC/PA assigns all accounts receivable to the Company. The Company has evaluated these standardized agreements including their provisions as to the 10-year term of the contractual relationship and termination provisions. Based on these provisions, as well as the Company's control established through the share transfer agreements, and the Company's ability to reset the financial terms of the services agreements at will, the Company believes that these standardized agreements meet the criteria contained in Emerging Issues Task Force Consensus 97-2 "Application of APB Opinion No. 16, Business Combinations, and FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to Physician Practice Management Entities and Certain Other Entities with Contractual Arrangements" that require consolidation.

     Successful competition in the industry will increasingly require better information systems to rapidly provide more data and analysis related to the practice of emergency medicine. The Company continues to evaluate statistical analysis software, scanning technology and expanded electronic claims submission and remittance processing to reduce use of paper charts and claims and to speed up the claims reimbursement process. Increased use of information technology may result in increased costs as the Company continues to evaluate and implement technology products available in the market.

     The Company has attempted to stabilize its labor force, limit the use of temporary personnel and non-physician independent contractors and minimize professional fees. Sterling's headquarters office in Miami, FL was closed in January 2000 and functions were transferred to the Corporate Office in Durham, NC. During 2000 and during the first nine months of 2001, some regional offices were closed, consolidated or reduced in size. Various administrative and support functions historically provided by the Corporate Office in Durham, NC have been significantly reduced, eliminated completely or redeployed to the operating companies requiring those functions.

     Developments in the healthcare industry are also expected to continue to impact the Company's financial performance and operating strategy. These developments include trends of medical expenses in HMOs and other businesses where the risk of higher medical costs is assumed, as well as changing levels of utilization in hospital-based and clinic operations. The Company may experience a reduction in visits as a result of utilization policies of managed care plans. Additionally, the Company will continue to be subject to changes in premiums and levels of reimbursement from payers including HMOs, insurance companies, Medicare and Medicaid.

     Because the Company bills for a large number of emergency medicine visits, it will always be subject to changes in premiums and levels of reimbursement from payers including HMOs, insurance companies, Medicare and Medicaid. Efforts by Medicare and Medicaid to reduce costs, including costs incurred due to inaccurate or fraudulent billing practices, continue to be an area of exposure to all organizations that render medical services reimbursed under these programs. The Company maintains compliance programs and procedures in order to help discover and address any billing practices that may not comply with Medicare regulations. However, the Company may undergo audits similar to those that have been initiated against other healthcare providers and billing companies. While no audits have been initiated against the Company, there can be no assurance that the Company's billing procedures, if subjected to such an audit, would be found to comply with all applicable regulatory requirements.

Forward-looking Information or Statement

     Except for statements of historical fact, statements made herein are forward-looking in nature and are inherently subject to uncertainties. The actual results of the Company may differ materially from those reflected in the forward-looking statements based on a number of important risk factors, including, but not limited to: the level and timing of improvements in the operations of the Company's businesses; the possibility that the Company may not be able to improve operations as planned; the inability to obtain continued and/or additional necessary working capital financing as needed; and other important factors discussed above under "Other Trends and Uncertainties" and disclosed from time to time in the Company's Form 10-K, Form 10-Q and other periodic reports filed with the Commission.

Quantitative and Qualitative Disclosures About Market Risk

     The table below provides quantitative disclosure information about the Company's market risk sensitive instruments as of September 30, 2001 and December 31, 2000. The market risk sensitive instruments are categorized as instruments entered into for other than trading purposes. The Company's primary market risk exposure is associated with debt obligations arising from 3 accounts receivable sale programs with affiliates of NCFE. These debt obligations are maintained at fixed interest rates. The details on how these programs are managed are described in the preceding section on Liquidity and Capital Resources. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.


                                                   Liabilities
                                      ---------------------------------------
                                      September 30, 2001    December 31, 2000
                                      ---------------------------------------
   Short-term Debt                    $ 45,156                   ---

   Long-term Debt

     Fixed Rate                       $151,318              $175,352

   Weighted Average Interest Rate        11.00%                11.29%


                                 OTHER MATTERS

     The Board knows of no other business to be brought before the Special Meeting. If, however, any business that was unknown to the Board a reasonable time before the data of this Proxy Statement should properly come before the Special Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors.............................................................................        F-2

Consolidated Balance Sheets, December 31, 2000 and 1999....................................................        F-3

Consolidated Statements of Operations, Years ended December 31, 2000, 1999 and 1998........................        F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit) and Comprehensive Income (Loss)
Years ended December 31, 2000, 1999 and 1998...............................................................        F-5

Consolidated Statements of Cash Flows, Years ended December 31, 2000, 1999 and 1998........................        F-6

Notes to Consolidated Financial Statements (Audited).......................................................        F-7

Consolidated Balance Sheets at September 30, 2001 (Unaudited) and December 31, 2000........................        F-27

Unaudited Consolidated Statements of Operations for the Three Months Ended September 30, 2001 and 2000.....        F-28

Unaudited Consolidated Statements of Operations for the Nine Months Ended September 30, 2001 and 2000......        F-29

Unaudited Consolidated Condensed Statements of Cash Flows for the Nine Months Ended
September 30, 2001 and 2000................................................................................        F-30

Notes to Consolidated Financial Statements (Unaudited).....................................................        F-31

                         INDEPENDENT AUDITOR'S REPORT



THE BOARD OF DIRECTORS AND STOCKHOLDERS

PHYAMERICA PHYSICIAN GROUP, INC.



We have audited the accompanying consolidated balance sheets of PhyAmerica Physician Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2000 (included on pages F-3 through F-26 herein). The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PhyAmerica Physician Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                                                KPMG LLP


Raleigh, North Carolina
  April 16, 2001, except
  for note 17 which is
  as of October 15, 2001

PHYAMERICA PHYSICIAN GROUP, INC.
Consolidated Balance Sheets
(In thousands, except per share data)


                                                                   December 31,                         December 31,
                                                                       2000                                 1999
                                                           ----------------------------          -------------------------
                        Assets
Current assets:
 Cash and cash equivalents                                          $                --                $               ---
 Trade accounts receivable, net                                                  32,514                             31,913
 Reserves held by NCFE                                                           14,947                             15,067
 Accounts receivable, other                                                       1,301                              2,329
 Receivables from related party                                                     716                              1,129
 Prepaid expenses and other current assets                                        4,693                              7,194
                                                                    -------------------                -------------------
Total current assets                                                             54,171                             57,632

Property and equipment, at cost, less accumulated                                11,407                              7,651
 depreciation
Excess of cost over fair value of net assets acquired, net                       19,340                             24,158
Other assets                                                                      2,194                              5,042
                                                                    -------------------                -------------------
Total assets                                                        $            87,112                $            94,483
                                                                    ===================                ===================

          Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Current maturities and other short-term borrowings                 $             1,728                $             7,477
 Accounts payable                                                                28,957                             30,277
 Accrued physician fees and medical costs                                        18,054                             18,429
 Accrued expenses                                                                 7,211                              8,191
                                                                    -------------------                -------------------
Total current liabilities                                                        55,950                             64,374

Long-term debt, excluding current maturities                                    175,352                            126,436
                                                                    -------------------                -------------------
Total liabilities                                                               231,302                            190,810
                                                                    -------------------                -------------------

Stockholders' equity (deficit):
Preferred stock $.01 par value; shares authorized 10,000
Series D convertible preferred stock shares authorized                              ---                                ---
 1,200; no shares issued and outstanding
Additional paid-in capital preferred stock
Common stock $.01 par value; shares authorized 100,000;
 shares issued and outstanding 42,991 and 42,573, respectively                      430                                426
Additional paid-in capital                                                      178,331                            178,285
Common stock warrants                                                             1,675                              1,675
Retained earnings (accumulated deficit)                                        (324,626)                          (276,713)
                                                                    -------------------                -------------------
Total stockholders' equity (deficit)                                           (144,190)                           (96,327)
                                                                    -------------------                -------------------
Total liabilities and stockholders' equity (deficit)                $            87,112                $            94,483
                                                                    ===================                ===================


         See accompanying notes to consolidated financial statements.

PHYAMERICA PHYSICIAN GROUP, INC.
Consolidated Statements of Operations
(In thousands, except per share data)


                                                                   Years Ended December 31,
                                                             2000            1999           1998
                                                          =========       =========      =========
Operating revenue, net                                   $  320,396       $ 264,710      $ 294,221

Costs and expenses:
 Physician and other provider services                      245,594         199,812        234,038
 Medical support services                                    47,327          34,734         33,374
 Selling, general and administrative                         55,780          43,992         35,188
 Related party expense, net                                   1,331           1,403          1,602
                                                          ---------       ---------      ---------
Total costs and expenses                                    350,032         279,941        304,202

Loss on divested assets, net (including losses on
divestitures to related parties of $0, $0 and $1,595,
respectively)                                                   ---             ---         (1,595)

                                                          ---------       ---------      ---------
Operating loss                                              (29,636)        (15,231)       (11,576)

Other income (expense):
 Interest expense                                           (18,789)        (14,456)        (8,675)
 Interest income                                                255             258            116
 Other related party income (expense), net                     (407)           (358)           203
 Other, net (includes $5,000 for escheat settlement in
  2000)                                                       5,657          (2,876)          (206)
                                                          ---------       ---------      ---------
 Total other expense                                        (13,284)        (17,432)        (8,562)

                                                          ---------       ---------      ---------
Loss before income taxes                                    (42,920)        (32,663)       (20,138)

Benefit for income taxes                                        ---             ---            ---

Net loss before cumulative effect of change in
 accounting principle                                    $  (42,920)      $ (32,663)     $ (20,138)

Cumulative effect of change in accounting principle          (4,993)            ---           -----
                                                          ---------       ---------      ---------

Net loss                                                    (47,913)        (32,663)       (20,138)
                                                          =========       =========      =========

Net loss per common share:
Basic and diluted loss per share                         $    (1.01)      $   (0.84)     $   (0.53)
Cumulative effect of change in accounting principle      $    (0.12)      $     ---      $     ---

Net loss per share                                       $    (1.12)      $   (0.84)     $   (0.53)
                                                          =========       =========      =========

Shares used to compute loss per share, basic and
 diluted                                                     42,702          38,697         37,676
                                                          =========       =========      =========


         See accompanying notes to consolidated financial statements.

PHYAMERICA PHYSICIAN GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) (In thousands)

                                                                                                  Additional Paid-in
                                                Comprehensive          Shares of      Preferred        Capital           Shares of
                                                Income (Loss)       Preferred Stock     Stock      Preferred Stock     Common Stock
====================================================================================================================================

Balance at December 31, 1997                                                    ---       $---0                  ---         37,493

====================================================================================================================================

Shares issued:
   Employee stock purchase for cash                                             ---         ---                  ---            217
    Directors' stock compensation                                               ---         ---                  ---            122
   Issuance of stock related to convertible
    debenture                                                                   445           4                2,061            ---
Comprehensive income (loss)
   Net loss                                         $(20,138)                   ---         ---                  ---            ---
   Other comprehensive income (loss), net of
    tax                                                   74                    ---         ---                  ---            ---
                                              --------------
Total comprehensive income (loss)                   $(20,064)
                                              ==============
   Additional expense related to fair market
    value of warrants                                                           ---         ---                  ---            ---
   Gain on sale of divested assets                                              ---         ---                  ---            ---
====================================================================================================================================

Balance at December 31, 1998                                                    445           4                2,061         37,832

====================================================================================================================================

Shares issued:
   Employee stock purchase for cash                                             ---         ---                  ---            230
   Exercise of warrants for stock                                               ---         ---                  ---             61
   Conversion of preferred stock                                               (445)         (4)              (2,061)         4,450
Comprehensive income (loss)
   Net loss                                         $(32,663)                   ---         ---                  ---            ---
   Other comprehensive income (loss), net of             ---                    ---         ---                  ---            ---
    tax                                                  ---                    ---         ---                  ---            ---
                                              --------------
Total comprehensive income (loss)                   $(32,663)
                                              ==============
====================================================================================================================================

Balance at December 31, 1999                                                    ---         ---                  ---         42,573

====================================================================================================================================

Shares issued:
   Employee stock purchase for cash                                             ---         ---                  ---            418
Comprehensive income (loss)
   Net loss                                         $(47,913)                   ---         ---                  ---            ---
   Other comprehensive income (loss), net of
    tax                                                  ---                                ---                  ---            ---
                                              --------------
Total comprehensive income (loss)                   $(47,913)                   ---
                                              ==============
====================================================================================================================================

Balance at December 31, 2000                                                    ---         ---                  ---         42,991

====================================================================================================================================

                                                                                      Retained     Accumulated
                                                                                      Earnings        Other
                                                        Additional    Common Stock  (Accumulated  Comprehensive  Total Stockholders'
                                        Common Stock  Paid-in Capital   Warrants      Deficit)    Income (Loss)   Equity (Deficit)
====================================================================================================================================

Balance at December 31, 1997                    $375         $160,374       $1,582     $(223,912)         $ 154           $ (61,427)

====================================================================================================================================

Shares issued:
   Employee stock purchase for cash                1               93          ---           ---            ---                  94
    Directors' stock compensation                  2              226          ---           ---            ---                 228
   Issuance of stock related to
    convertible debenture                        ---              ---          ---                          ---               2,065
Comprehensive income (loss)
   Net loss                                      ---              ---          ---       (20,138)           ---             (20,138)
   Other comprehensive income (loss),
    net of tax                                   ---              ---          ---           ---             74                  74
Total comprehensive income (loss)                                                                                               ---

   Additional expense related to fair
    market value of warrants                     ---              ---          109           ---            ---                 109
   Gain on sale of divested assets               ---           15,504          ---           ---           (228)             15,276
====================================================================================================================================


Balance at December 31, 1998                     378          176,197        1,691      (244,050)           ---             (63,719)
====================================================================================================================================

Shares issued:
   Employee stock purchase for cash                2               53          ---           ---            ---                  55
   Exercise of warrants for stock                  1               15          (16)          ---            ---                 ---
   Conversion of preferred stock                  45            2,020          ---           ---            ---
Comprehensive income (loss)                                                                                                     ---
   Net loss                                      ---              ---          ---       (32,663)           ---             (32,663)
   Other comprehensive income (loss),
    net of tax                                   ---              ---          ---           ---            ---                 ---
Total comprehensive income (loss)

====================================================================================================================================

Balance at December 31, 1999                     426          178,285        1,675      (276,713)                           (96,327)

====================================================================================================================================

Shares issued:
   Employee stock purchase for cash                4               46          ---           ---            ---                  50
Comprehensive income (loss)
   Net loss                                      ---              ---          ---       (47,913)           ---             (47,913)
   Other comprehensive income (loss),
    net of tax                                   ---              ---          ---           ---            ---                 ---

Total comprehensive income (loss)

====================================================================================================================================

Balance at December 31, 2000                    $430         $178,331       $1,675     $(324,626)           ---           $(144,190)

====================================================================================================================================

         See accompanying notes to consolidated financial statements.

PHYAMERICA PHYSICIAN GROUP, INC.
Consolidated Statements of Cash Flows
(In thousands)

                                                                             Years Ended December 31,
                                                                    ---------------------------------------
                                                                       2000           1999           1998
                                                                    ---------      ---------      ---------
Cash flows from operating activities:
Net loss                                                            $ (47,913)     $ (32,663)     $ (20,138)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation                                                            1,843          1,472          3,023
Amortization                                                            4,818          2,398            411
Cumulative effect of change in accounting principle                     4,993            ---            ---
Loss on disposal of fixed assets, net                                      22            333            137
Gain on sale of marketable securities and investments                     ---            ---           (576)
Write-down of related party receivables                                   ---            ---          1,595
Change in assets and liabilities, net of effects from
acquisitions and dispositions:
    Trade accounts receivable, net                                     (7,200)         9,143         (2,725)
    Reserves held by NCFE                                                 120           (524)           996
    Accounts receivable, other                                          1,028         (1,643)         8,841
    Receivables from related party                                        413         (2,352)         8,478
    Prepaid expenses and other current assets                           2,501          3,952          2,395
    Other assets                                                        2,848           (149)         1,286
    Accounts payable and accrued expenses                                (694)         3,137        (17,848)
    Accrued physicians fees and medical costs                            (375)        (6,935)        (3,083)
                                                                    ---------      ---------      ---------
                    Total adjustments                                  10,317          8,832          2,930
                                                                    ---------      ---------      ---------
Net cash used in operating activities                                 (37,596)       (23,831)       (17,208)
                                                                    ---------      ---------      ---------

Cash flows from investing activities:
    Purchases of marketable securities and investments, net               ---            ---            (42)
    Proceeds from maturity of marketable securities and                   ---            ---            752
    investments
    Purchases of property, plant and equipment, net                      (713)          (131)        (1,399)
    Proceeds from sale of fixed assets                                    131            ---            ---
    Acquisition of subsidiaries, net of cash acquired                     ---        (71,271)           ---
    Disposition of subsidiaries, net of cash sold                         ---            ---          6,612
                                                                    ---------      ---------      ---------
          Net cash (used in) provided by investing activities            (582)       (71,402)         5,923
                                                                    ---------      ---------      ---------

Cash flows from financing activities:
    Borrowings                                                         43,877         95,133          2,315
    Repayments of short term debt                                      (5,749)           ---            ---
    Net proceeds from issuances of common stock                            50             55             94
                                                                    ---------      ---------      ---------
          Net cash provided by financing activities                    38,178         95,188          2,409
                                                                    ---------      ---------      ---------
          Net decrease in cash and cash equivalents                       ---            (45)        (8,876)
Cash and cash equivalents at beginning of year                            ---             45          8,921
                                                                    ---------      ---------      ---------
Cash and cash equivalents at end of year                            $     ---      $     ---      $      45
                                                                    =========      =========      =========

Supplemental disclosures of cash flow information:
    Cash payments during the period for:
          Interest                                                  $  17,880      $  14,521      $   8,676
          Income taxes                                                    311            401            180
Supplemental disclosure of non-cash investing and financing
 activity
          Fixed assets acquired through capital lease obligation    $   5,039            ---            ---

         See accompanying notes to consolidated financial statements.

                       PHYAMERICA PHYSICIAN GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


A.  General
     PhyAmerica Physician Group, Inc. (the "Company" or "PhyAmerica") is a Physician Management Company which provides a broad range of healthcare and administrative services to physicians, hospitals, government agencies, managed care programs and other healthcare organizations. Such services consist primarily of the provision of physician coverage to hospital and government facility clients, and the provision of billing and collection services to various healthcare practitioners. The Company operates on a nationwide basis. In July 1999, the Company changed its name from Coastal Physician Group, Inc.

     For the foreseeable future, to continue as a going concern, the Company will depend upon National Century Financial Enterprises, Inc. ("NCFE") to fund its working capital needs either by purchases of eligible accounts receivable or rights to future accounts receivable or through the line of credit. The Company's accounts receivable sales programs with NCFE have been extended to June 30, 2002 and beyond. Management believes that NCFE will be able to fulfill the Company's needs. The consolidated financial statements do not include any adjustments to the financial statements that might be necessary should NCFE not provide the necessary working capital or should the Company be unable to continue as a going concern.

B.  Principles of Consolidation and Basis of Presentation
     The consolidated financial statements of the Company include the accounts of PhyAmerica and its wholly owned subsidiary companies and are presented in accordance with principles generally accepted in the United States of America. All significant inter-company balances and accounting transactions have been eliminated in consolidation. In certain states, the interpretation of laws prohibiting a corporation from providing medical care may apply to the Company's business. This affects the ability to contract directly with a hospital to provide services. In those states, the Company forms a professional corporation or professional association ("PC/PA") to contract with the hospital. Generally, the PC/PA has a sole stockholder who is a physician and, in most cases, is a Company stockholder. The PC/PA, as well as the sole stockholder of the PC/PA, enters into a share transfer agreement with the Company that allows the Company, among other things, to change the sole stockholder at the Company's will with no more than a nominal cost and no significant adverse impact on the Company or the PC/PA. The PC/PA also contracts with the Company via a services agreement for various management services such as physician scheduling, making disbursements to physicians and vendors, or providing accounting and tax services, etc. In exchange for these services, the PC/PA assigns all accounts receivable to the Company. The Company has evaluated these standardized agreements including their provisions as to the ten (10)-year term of the contractual relationship and termination provisions. Based on these provisions, as well as the Company's control established through the share transfer agreements, and the Company's ability to reset the financial terms of the services agreements at will, the Company believes that these standardized agreements meet the criteria contained in Emerging Issues Task Force Consensus 97-2 "Application of APB Opinion No. 16, Business Combinations, and FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to Physician Practice Management Entities and Certain Other Entities with Contractual Arrangements" that require consolidation.

C.  Cash and Cash Equivalents and Regulatory Requirements
     Cash in excess of daily requirements invested in short-term investments with original maturities of three (3) months or less are considered to be cash equivalents for financial statement purposes.

     Non-cash investing and financing activities are as follows:


                 (In Thousands)                                    2000           1999          1998
                                                                   ----           ----          ----
   Conversion of debenture and related interest                    $ ---         $  ---       $ 2,065
   Issuance of stock under Directors' deferred
    compensation plan                                                ---            ---           228
   Conversion of warrants to Common Stock (1)                        ---             16           ---
   Conversion of Preferred Stock to Common Stock                     ---          2,065           ---

                 (In Thousands)                                     2000           1999          1998
                                                                    ----           ----          ----
   Warrants purchase price adjustment                                ---            ---           109
   Unrealized appreciation of available for sale
    securities                                                       ---            ---            74
   Disposition of subsidiaries                                       ---            ---        15,504

       (1) On February 16, 2001, 704,259 warrants were converted to Common
Stock.

D.  Accounts Receivable and Reserves Held by NCFE

       In June 1997, the Company and certain of its subsidiaries entered into a number of Sale and Subservicing Agreements with National Century Financial Enterprises, Inc. ("NCFE") and its affiliates, whereby certain eligible accounts receivable were sold to NCFE (See Note 5). Eligible trade accounts receivable are comprised primarily of amounts due from hospitals under flat rate contracts and amounts due under fee-for-service contracts from patients, government-sponsored healthcare programs and other third party payers such as insurance companies and self-insured employers. Ineligible receivables are comprised primarily of amounts billed to individuals not covered by insurance and certain other minor fee-for-service receivables deemed to be ineligible by NCFE and not sold. The receivables are geographically dispersed throughout the United States. The purchaser may require the Company under certain conditions to repurchase sold receivables if they have remained outstanding for more than 180 days. Management believes that it adequately provides for this obligation upon the sale of the receivables.

       Accounts receivable due under fee-for-service contracts include an allowance for contractual adjustments and uncollectibles, which is charged to operations based on evaluation of potential losses. Contractual adjustments result from the differences between the physician rates for physician services performed and amounts allowed by government-sponsored healthcare programs, insurance companies and other payers for such services. Uncollectibles represent receivables considered unrecoverable. The allowance considered necessary to cover contractual adjustments and uncollectibles is based on an analysis of current and past due accounts, collection experience in relation to amounts billed and other relevant information. Although the Company believes amounts provided are adequate, the ultimate amounts uncollectible could be in excess of the amounts provided.

       Reserves held by NCFE represent a portion of the proceeds from the sales of accounts receivable to provide for underpayments by payers or other payment defaults. The amount of the reserves are determined by the various agreements and are a percentage of the net eligible accounts receivable sold. At the time an account receivable is fully collected by NCFE, remaining reserve balances applicable to the account receivable are credited to the Company.

E.  Depreciation

       Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives of the assets as follows:

               Buildings                             31.5 years
               Leasehold improvement                 5 years
               Furniture and equipment               3 to 10 years
               Automobiles                           3 years

F.  Excess of Cost Over Fair Value of Net Assets Acquired

       The assets and liabilities of acquired entities accounted for under the purchase method of accounting are adjusted to their estimated fair values as of the acquisition dates. The amounts recorded as excess of cost over fair value of net assets acquired ("goodwill") represent amounts paid that exceed estimated fair values assigned to the assets and liabilities of each acquired business. Such amounts are being amortized on a straight-line basis over periods ranging from five (5) to twenty (20) years, depending on the specific circumstances of each acquisition. Accumulated amortization of goodwill was $8,210,369 and $3,396,000 at December 31, 2000 and 1999 respectively.

       Management performs an evaluation of the carrying value and remaining amortization periods of unamortized amounts of goodwill, using estimated undiscounted cash flows. Management performs such an evaluation whenever events or changes in circumstances occur which indicate such carrying values may not be recoverable. No such events or changes in circumstances were identified during 2000, 1999 or 1998.

G.  Revenue and Medical Cost Recognition

       Contractual arrangements with hospitals are primarily (a) flat rate contracts whereby the Company receives fees from hospitals based on hours of physician coverage provided and (b) fee-for-service contracts whereby the Company bills and collects the charges for medical services rendered by the Company's contracted healthcare professionals and assumes the financial risks related to patient volume, payer mix, reimbursement rates, and collection. For the Physician Management segment, revenue is recognized at the time service is performed. The billing segment recognizes revenue dependent on the type of billing arrangement. For billing services provided under flat rate agreements revenue is recognized at the time the service is performed. For billing services provided under a percentage of collection agreements, revenue is recognized at the time of collection.

       The Company recognizes capitation revenue from employers and prepaid managed care plans that contract with the Company for the delivery of healthcare services on a monthly basis. This capitation revenue is at the contractually agreed-upon per-member, per-month rates. Premium revenue for prepaid healthcare is recognized as earned on a pro rata basis over the contract period.

       Costs of medical services are recorded as expenses in the period in which they are incurred. Accrued medical claims are based upon costs incurred for services rendered prior to the balance sheet date. Incurred but not reported medical claims are estimated by the Company based on trends, experience and judgment. The ultimate amount of such claims may differ from amounts provided and such adjustment will be reflected in the period in which such differences become apparent. Losses on contracts for fully insured coverage are accrued when management determines that it is probable that the costs of providing medical care will exceed the premiums received.

H.  Presentation of Expenses

       Physician and other provider services costs and expenses are comprised primarily of fees paid to physicians and other healthcare providers.

       Medical support services costs and expenses include all the direct costs and expenses of practice management activities, as well as billing, collection and physician business management services costs and expenses.

       Selling, general, and administrative costs and expenses include all other operating expenses.

I.  Per Share Data

       In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," basic earnings (loss) per common share available to common shareholders are based on the weighted average number of common shares outstanding. Diluted earnings (loss) per common share available to common shareholders are based on the weighted average number of common shares outstanding and the dilutive potential common shares, such as dilutive stock options and warrants. The computation of diluted net loss per share of Common Stock was anti-dilutive in each of the periods presented; therefore, the amounts reported for basic and diluted are the same. The number of shares under options and warrants that are considered anti-dilutive are 1,662,000, 1,761,000 and 1,887,000 for 2000, 1999 and 1998 respectively.

J.  Stock-based Compensation

       The Company applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. No compensation cost has been recognized for its fixed stock option plans and its stock purchase plan since the options were granted at the stock's then current market value. In addition, no pro forma disclosure of net loss and loss per share, in accordance with Statement of Financial Accounting Standards No. 123, has been provided due to the immaterial effect of the amount of stock-based compensation plans.

K.  Use of Estimates

       The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

L.  Reclassifications

       Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on previously reported net income (loss) or shareholders' equity (deficit).

M.  Recent Accounting Pronouncements

       Effective for fiscal quarters of fiscal years beginning after June 15, 2000, the Company will adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires entities to disclose information for derivative financial instruments, and to recognize all derivatives as assets or liabilities measured at fair value. The Company does not believe that this pronouncement will have a material impact on its financial position or results of operations.

       In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("A Replacement of FASB Statement 125") ("SFAS 140"). SFAS 140 provides the accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. While most of the provisions of SFAS 140 are effective for transactions entered into after March 31, 2001, the disclosures in SFAS 140 are effective for fiscal years ending after December 15, 2000.

N.  Fair Value of Financial Instruments

       Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company believes that the carrying value of its financial instruments (except for long term debt) approximates their fair value due to the short-term maturity of these instruments. The fair value of the Company's long-term debt approximates its carrying balance.

O.  Comprehensive Loss

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes rules for the reporting and display of comprehensive income or loss and its components. The Statement requires that unrealized gains or losses on the Company's available-for-sale securities be included in other comprehensive income. For the three years ended December 31, 2000 comprehensive loss consists of the Company's net loss plus changes in unrealized gains on available-for-sale securities.

P.  Cumulative Effect of Change in Accounting Principle

       On December 3, 1999, the Securities and Exchange Commission (the "Commission") issued Staff Accounting Bulletin Number 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain views of the Commission in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. SAB 101 provides interpretative guidance on unbilled accounts receivable and related revenue recognition within the Company's industry. The Commission's guidance requires the accounting change to be adopted by the Company in the quarter ended December 31, 2000 and reflected as a cumulative effect of a change in accounting principle as of January 1, 2000. Therefore, consistent with the Commission's guidance and changing industry practice for services provided under a percentage of collections basis within its billing segment, the Company began recognizing revenue at the time of collection on January 1, 2000. The impact of this change in accounting principle was to increase the Company's net loss for 2000 by approximately $5.0 million. There is no effect on cash flow resulting from this change.

2. ACQUISITIONS

     In July 1999, in order to expand its Emergency Physician Management Business, the Company acquired the hospital emergency department staffing assets of Sterling Healthcare Group, Inc. ("Sterling"), a subsidiary of FPA Medical Management, Inc., which was in a Chapter 11 proceeding under the United States Bankruptcy Code, for a purchase price of approximately $69.3 million plus assumption of up to $18 million in operating liabilities. This acquisition (the "Sterling Acquisition") increased the number of emergency department staffing contracts in the Emergency Physician Management Business from one hundred fifty-one (151) to two hundred eighty (280) (since reduced to two hundred eighteen
(218) as of December 31, 2000 through contract attrition). In addition, on December 14, 1999, the Company acquired from a subsidiary of Per-Se Technologies Inc., the assets used in providing billing services for the hospital staffing contracts acquired in the Sterling Acquisition (the "Per-Se Acquisition"). The Company paid $6.7 million to terminate the billing agreement with Per-Se Technologies, Inc. and to acquire the billing operations assets. The acquisitions were accounted for in accordance with the purchase method of accounting, and, therefore, the results of operations for the acquired operations are included in the accompanying financial statements since the acquisition dates. The excess purchase price over the estimated fair market value of the net assets acquired is being amortized on a straight line basis over five (5) years for the Sterling Acquisition and ten (10) years for the Per-Se Acquisition. Unaudited pro forma results of operations for the Sterling Acquisition are not presented because the historical results of operations are not indicative of the results of operations of the business going forward due to the short-term nature of the contracts and the financial condition during bankruptcy of the business acquired. Unaudited pro forma results of operations for the Per-Se Acquisition are not presented because the transaction was not a significant acquisition.

3. TRADE ACCOUNTS RECEIVABLE AND OPERATING REVENUE

Trade accounts receivable, net, consisted of the following:


                                                                                    As of December 31,
                                                                             ------------------------------
                                (In Thousands)                                 2000                   1999
                                                                               ----                   ----
Gross trade receivables                                                      $35,107               $ 42,723

Less allowance for contractual
adjustments and uncollectibles                                                (2,593)               (10,810)
                                                                             -------               --------

Trade accounts receivable, net                                               $32,514               $ 31,913
                                                                             =======               ========

Operating revenue, net consisted of the following:


                                                                      For the years ended December 31,

                        (In Thousands)                        2000                   1999                  1998
                                                              ----                   ----                  ----
Gross non-capitated revenue                              $ 723,941              $ 558,700             $ 381,161

Gross capitated revenue                                        299                    200                92,370
                                                         ---------              ---------             ---------
Total gross revenue                                        724,240                558,900               473,531

Less contractual adjustments and                          (403,844)              (294,190)             (179,310)
 uncollectibles                                          ---------              ---------             ---------

Operating revenue, net                                   $ 320,396              $ 264,710             $ 294,221
                                                         =========              =========             =========

4.  PROPERTY AND EQUIPMENT

     The cost, accumulated depreciation, and book value of property and equipment are summarized as follows:

                                                                               December 31,
                                                                               -----------
                        (In Thousands)                                  2000                   1999
                                                                        ----                   ----
     Land                                                           $  1,325               $  1,325
     Buildings                                                         8,323                  3,427
     Leasehold improvements                                            2,546                  2,373
     Construction in progress                                             13                    282
     Furniture and equipment                                          18,892                 17,724
     Automobiles                                                         143                    143
                                                                    --------               --------
     Total                                                            31,242                 25,274
     Less accumulated depreciation                                   (19,835)               (17,623)
                                                                    --------               --------
     Net property and equipment                                     $ 11,407               $  7,651
                                                                    ========               ========

5.  BORROWINGS

     Long-term debt consisted of the following:

                                                                                      December 31,
                                                                                      -----------
(In Thousands)                                                                  2000               1999
                                                                                ----               ----
Funds received from NCFE:
NPF-XI, base rate of 10.94%                                                $   7,846          $  47,049
NPF-VI, base rate of 12.5%                                                    92,841             31,802
NPF-WL, base rate of 10.94%                                                    3,921              3,921
NPF-XII, base rate of 10.8%                                                   62,545             40,298
                                                                           ---------          ---------
   Total amounts due to NCFE                                               $ 167,153          $ 123,070
                                                                           =========          =========

Term note payable in monthly installments through September
 2000 bearing interest at 13.0%                                                  ---              6,738
Obligations under capital leases                                               9,927              3,426

Other                                                                            ---                679
                                                                           ---------          ---------
Total                                                                        177,080            133,913

Less current maturities                                                       (1,728)            (7,477)
                                                                           ---------          ---------
Long term portion                                                          $ 175,352          $ 126,436
                                                                           =========          =========

     The Company's primary source of funding consists of three (3) accounts receivable sale programs with affiliates of NCFE. Under these programs, NCFE purchases qualified receivables generated by the Company, acquired by the Company from independent contractor physicians and advances funds for the rights to future receivables. The proceeds from these sales and advances are used to fund the Company's working capital needs. Cash received for the rights to future receivables is recorded as long-term debt in the accompanying consolidated balance sheets.

     One program purchases receivables generated by the hospital contracts of the Company other than those acquired in the Sterling Acquisition (the "Coastal Program"), one program purchases receivables generated by the hospital contracts acquired in the Sterling Acquisition (the "Sterling Program"), and a third program purchases receivables generated in the Government Services Business (the "Government Program"). The Emergency Physician Management Business and the Government Services Business have not been able to generate sufficient receivables to sell to the programs to finance the ongoing working capital needs of the Company. NCFE has supported the Company by funding the purchase of receivables billed by the Company and those to be billed in the future by the Company. As of December 31, 2000, the Company received $71 million related to billed receivables and approximately $167 million of which related to future receivables. The Coastal Program provides for the purchase of up to $115 million of receivables and terminates on June 30, 2001. The Sterling Program provides for the purchase of up to $95 million of receivables and terminates on June 30, 2003. The Government Program provides for the purchase of up to $50 million of receivables and terminates on June 30, 2002. Of the total purchase commitments of $260 million on these facilities, the remaining availability for purchases is approximately $22 million at December 31, 2000. New Sale and Subservicing Agreements were signed effective March 30, 2001. The new agreements increase the funding availability to $150 million, fix the interest rate at 10.5% and extend the termination date to June 30, 2004. Of the total purchase commitments of $260 million on these facilities, there is $22 million of remaining availability for purchases as of December 31, 2000. Including the new agreements, the purchase commitment has been increased to $295 million. Pursuant to the Sale Agreement, the Company pays a program fee ranging from approximately 10.8% to approximately 12.50% per annum on the outstanding amount of uncollected purchased receivables and long-term debt.

     The Company records a servicing liability to recognize the estimated fair value of its obligation to service the sold accounts receivable. This liability totaled approximately $1.5 million at December 31, 2000, and is based on the Company's estimate of the fair value of the remaining effort required to collect the sold accounts receivable.

     Pursuant to a separate loan and security agreement, an affiliate of NCFE has agreed to provide the Company with a revolving line of credit of up to $20 million through June 30, 2002. Interest on outstanding amounts under this line of credit is payable monthly at prime plus three percent (3%.) There is no outstanding balance as of December 31, 2000. The line of credit is secured by substantially all of the assets of PhyAmerica Physician Group, Inc., including pledges of the Common Stock of each of its subsidiaries.

     Effective for the third (3rd) quarter of 1998, the Company received certain credits for interest and certain selling, general and administrative fees relating to its Sales and Subservicing Agreements with NCFE. The credits arose from incentives negotiated by the Company with NCFE and were earned by the Company's commitment to complete its divestiture plan with the sale of its remaining HMO. Approximately $1.5 million was accounted for as a reduction of interest expense in 1998. Approximately $0.8 million related to its accounts receivable sales and subservicing programs costs and was accounted for as a reduction of selling, general and administrative costs and expenses in 1998.

     As of December 31, 2000, the Company had received funds from NCFE totaling approximately $167 million for which repayment has been waived until June 30, 2002 and beyond, provided the Company remains in compliance with the terms and conditions of its various agreements with NCFE. The Company remains dependent upon NCFE to continue to purchase eligible and rights to future accounts receivable and to provide funds pursuant to the $20 million revolving line of credit described above in order to fund its operations.

     The Company was in non-compliance with its debt covenant related to negative shareholder equity on December 31, 2000. Under the new agreement, the Company is in compliance with this covenant.

The assets represented by the obligations under capital leases shown above consist primarily of two buildings having a cost basis of $8,029,000 and accumulated depreciation of $1,660,000 as of December 31, 2000 and one building having a cost basis of $3,170,000 and accumulated depreciation of $746,000 as of December 31, 2000.

     The following is a schedule of maturities of long-term debt and minimum lease payments under capital leases as of December 31, 2000 (in thousands):

                                           Long term debt                Capital leases                 Total
                                       ---------------------          -------------------         ---------------
     2001                                                305                      $ 2,674               $   2,979
     2002                                            167,153                        8,673                 175,826
     2003                                                  5                          ---                       5
     2004                                                  6                          ---                       6
     2005                                                  6                          ---                       6
     Thereafter                                           48                          ---                      48
                                       ---------------------          -------------------         ---------------
     Totals                                         $167,523                      $11,347               $ 178,870
                                       =====================          ===================         ===============

     Less amount representing interest on capital leases                                                $   1,790
                                                                                                  ---------------
                                                                                                          177,080
                                                                                                  ---------------
     Less current maturities                                                                                1,728
                                                                                                        $ 175,352
                                                                                                  ===============

6.  DIVESTITURES

     In October 1998, the Company sold Health Enterprises, Inc. whose primary operating subsidiary is HealthPlan Southeast, Inc. ("HPSE"), to Steven M. Scott, M.D., Chairman and Chief Executive Officer of the Company. In March 1998, the Company sold Doctors Health Plan, Inc. to DHP Holdings LLC, an entity controlled by Dr. Scott.

7.  SEGMENT INFORMATION

     During the years ended December 31, 2000, 1999, and 1998, the Company had four (4) reportable segments: Emergency Physician Management, Government Services, Billing and Business Management Services and Divested Businesses. The Emergency Physician Management Group contracts principally with hospitals and government agencies to identify and recruit physicians as candidates for admission to a client's medical staff and to coordinate the on-going scheduling of independent contractor physicians who provide clinical coverage in designated areas. While the Company also provides Obstetrics, Gynecology and Pediatrics Emergency Physician Management, the provision of contract management services to hospital emergency departments represents the Company's principal hospital-based service. The Government Services segment provides similar services to governmental agencies such as the Department of Defense and state and local governments. The Billing and Business Management Services segment provides support to independent contractor physicians, independent practices and other healthcare practitioners. These services are often provided as part of the Company's Emergency Physician Management and are also marketed independently to unaffiliated providers. Divested Businesses in 1998 consisted of two (2) health plans and the wrap up of businesses divested prior to 1998. The Company also has a corporate group included in "All Other" that provides administrative services to the operating segments. "All other" also includes amounts related to eliminations.

Information About Segment Profit/Loss and Segment Assets

     The Company evaluates performance based on profit or loss from operations before interest, income taxes, depreciation and amortization. Intersegment revenues are recorded at amounts similar to revenues from external customers. Intersegment profits or losses are eliminated in consolidation. Also, the Company does not allocate certain expenses such as certain professional fees or certain employee benefits to its segments. The Company's reportable segments are business units that are responsible for certain quantitative thresholds of revenue, profits or losses or assets. As disclosed in footnote 1 (P), SAB 101 was adopted during the quarter ended December 31, 2000. This change effects the Billing Segment of the Company.

     The change in accounting principle resulted in the elimination of $6.6 million of unbilled accounts receivable and $1.6 million of accrued expenses to complete the billing process for the unbilled accounts receivable as of January 1, 2000. The one-time, cumulative non-cash charge in the Company's December 31, 2000 Statement of Operations reflects the $5.0 million elimination of the unbilled accounts receivable and accrued expenses to complete the billing process for the unbilled accounts receivable.

Year ended December 31, 2000

                                       Physician     Gov't               Divested   Reportable      All
(In Thousands)                        Management   Services   Billing   Businesses   Segments      Other     Totals
--------------------------------------------------------------------------------------------------------------------
Revenue from external sources           $277,701    $20,144   $20,312          ---    $318,157   $  2,239   $320,396

Intersegment revenues                        ---        ---    27,103          ---      27,103        ---   $ 27,103

Interest expense                         (13,384)    (4,051)     (194)         ---     (17,629)    (1,160)  $(18,789)

Depreciation and amortization              5,273         28     1,019            1       6,321        340   $  6,661

Segment profit (loss)                    (26,847)    (4,755)     (187)         321     (31,468)   (16,445)  $(47,913)

Segment assets                            76,155      3,476     6,297        2,409      88,337     (1,225)  $ 87,112


                                Reconciliations


The following are reconciliations of reportable segment revenues, profit or loss and assets to the Company's consolidated totals.

Revenues for the year ended December 31, 2000

Total external revenues for reportable segments                      $ 318,157

Intersegment revenues for reportable segments                           27,103
Other revenue                                                            2,239
Elimination of intersegment revenues                                   (27,103)
                                                                     ---------
Total consolidated revenues                                          $ 320,396
                                                                     =========

Profit or Loss for the year ended December 31, 2000

Total loss for reportable segments                                   $ (31,468)
Other profit or loss                                                   (16,445)
                                                                     ---------
Net loss                                                             $ (47,913)
                                                                     =========

Assets as of December 31, 2000

Total assets for reportable segments                                 $  88,337
Other assets                                                            (1,225)
                                                                     ---------
Total consolidated assets                                            $  87,112
                                                                     =========

Year ended December 31, 1999

                                     Physician     Gov't              Divested    Reportable      All
(In Thousands)                      Management   Services   Billing  Businesses    Segments      Other     Totals
------------------------------------------------------------------------------------------------------------------
Revenue from external sources         $228,291    $17,752   $18,689       $ ---        $264,732   $    (22)  $264,710

Intersegment revenues                      ---        ---    16,274        ----          16,274        ---   $ 16,274

Interest expense                        10,788      3,459         2         ---          14,249        207   $ 14,456

Depreciation and amortization            3,004         28       695           2           3,729        141   $  3,870

Segment profit (loss)                  (24,361)    (2,482)    5,719        (204)        (21,328)   (11,335)  $(32,663)

Segment assets                          71,772      5,152    15,819       2,411          95,154       (671)  $ 94,483

                                Reconciliations


The following are reconciliations of reportable segment revenues, profit or loss and assets to the Company's consolidated totals.

Revenues for the year ended December 31, 1999

Total external revenues for reportable segments                       $264,732
Intersegment revenues for reportable segments                           16,274
Other revenue                                                              (22)
Elimination of intersegment revenues                                   (16,274)
                                                                      --------
Total consolidated revenues                                           $264,710
                                                                      ========

Profit or Loss for the year ended December 31, 1999

Total loss for reportable segments                                    $(21,328)
Other profit or loss                                                   (11,335)

                                                                   --------
Net loss                                                              $(32,663)

                                                                  ========

Assets as of December 31, 1999

Total assets for reportable segments                                  $ 95,154
Other assets                                                              (671)
                                                                      --------
Total consolidated assets                                             $ 94,483
                                                                      ========

Year ended December 31, 1998

                                          Physician     Gov't              Divested    Reportable     All
(In Thousands)                           Management   Services   Billing  Businesses    Segments     Other     Totals
----------------------------------------------------------------------------------------------------------------------


Revenue from external sources              $164,700    $20,185   $16,164     $92,895     $293,944   $   277   $294,221

Intersegment revenues                           ---         36    12,710         ---       12,746       ---   $ 12,746

Interest expense                              6,065      2,599       ---          65        8,729       (54)  $  8,675

Depreciation and amortization                   591         55     1,331       1,132        3,109       325   $  3,434

Segment profit (loss)                        (7,957)    (1,791)    1,492      (7,018)     (15,274)   (4,864)  $(20,138)

Segment assets                               30,781      4,798    11,529       2,585       49,693     5,381   $ 55,074


                                Reconciliations

The following are reconciliations of reportable segment revenues, profit or loss and assets to the Company's consolidated totals.

Revenues for the year ended December 31, 1998

Total external revenues for reportable segments                      $ 293,944
Intersegment revenues for reportable segments                           12,746
Other revenue                                                              277
Elimination of intersegment revenues                                   (12,746)
                                                                     ---------
Total consolidated revenues                                          $ 294,221
                                                                     =========

Profit or Loss for the year ended December 31, 1998

Total loss for reportable segments                                   $ (15,274)
Other profit or loss                                                    (4,864)
                                                                     ---------
Net loss                                                             $ (20,138)
                                                                     =========

Assets as of December 31, 1998

Total assets for reportable segments                                 $  49,693
Other assets                                                             5,381
                                                                     ---------

Total consolidated assets                                            $  55,074
                                                                     =========

8.  INCOME TAXES

     Benefit (provision) for income taxes consisted of the following:

                                                         Year Ended December 31,
                                                         ----------------------
(In Thousands)                                   2000          1999              1998
                                                 ----          ----              ----
Current:
     Federal                                    $ ---         $ ---             $ ---
     State                                        ---           ---               ---
Deferred:
     Federal                                      ---           ---               ---
     State                                        ---           ---               ---
                                           ------------------------    --------------
Benefit (provision) for income taxes            $ ---         $ ---             $ ---
                                           ========================    ==============

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:


(In Thousands)                                                  Years Ended December 31,
                                                   ------------------------------------------------
                                                                   2000                        1999
                                                   --------------------         -------------------
Deferred tax assets:
     Net operating loss carryforward                          $ 104,557                    $ 87,449
     Reserve for liabilities                                      2,395                       4,159
     Depreciation and amortization                                3,039                       2,227
     Other                                                        2,620                       2,571
                                                   --------------------         -------------------
Total gross deferred tax assets                                 112,611                      96,406
Less valuation allowance                                       (111,826)                    (95,611)
                                                   --------------------         -------------------

Net deferred tax assets                                       $     785                    $    795
                                                   ====================         ===================

Deferred tax liabilities:
Deferred revenue and prepaid expenses                               785                         795
                                                   --------------------         -------------------
Total gross deferred tax liabilities                                785                         795
                                                   --------------------         -------------------
Net deferred tax assets                                       $     ---                    $    ---
                                                   ====================         ===================

     The valuation reserve in 2000 increased by $16.2 million primarily due to current year loss carryforwards. The net change in the total valuation reserve for the year ended December 31, 1999 was an increase of $14.2 million due to current year loss carryforwards. The net change in the total valuation reserve for the year ended December 31, 1998 was a decrease of $4.9 million. Due to the recent history of losses by the Company, it is the view of management that a valuation reserve is necessary for the net deferred assets of the Company.

     As of December 31, 2000, the Company had Federal loss carryforwards of approximately $252 million. In addition, as of December 31, 2000, the Company had State loss carryforwards of approximately $268 million. These net operating loss carryforwards expire at various dates to 2020.

     A reconciliation of the benefit (provision) for income taxes to the amount computed by applying the thirty-four percent (34%) Statutory Federal Income Tax Rate to income (loss) before income taxes is as follows:

                                                            Years Ended December 31,
                                             2000                   1999                    1998
                                             ----                   ----                    ----
"Expected" benefit                           34.0%                  34.0%                   34.0%
State income taxes.                           5.8%                   5.3%                    5.3%
Change in valuation reserve                 (39.7)%                (39.3)%                 (40.8)%
Other                                        (0.1)%                  0.0%                    1.5%
                                          -------                 ------                  ------
"Actual" benefit                              0.0%                   0.0%                    0.0%
                                          =======                 ======                  ======

9.  CAPITAL STOCK

     In 1996, the Company granted Common Stock purchase warrants to certain lenders entitling them to purchase at par value up to 1,254,509 shares of its Common Stock. A portion of the warrants vested immediately, with the balance subject to cancellation based upon the Company's compliance with a specified repayment schedule. Warrants to purchase 250,902 shares were canceled as a result of $40 million in payments made by the Company prior to January 2, 1997. Warrants covering 186,789 shares have been exercised. The remaining warrants have vested and are exercisable through May 2001. In February of 2001, 704,259 warrants were exercised by NCFE. The remaining warrants were cancelled in compliance with the underlying agreement.

     On January 20, 1995, the Board of Directors adopted a Shareholder Rights Plan, under which the Company distributed a dividend of one (1) Preferred Share Purchase Right (a "Right") for each outstanding share of the Company's Common Stock. Each Right becomes exercisable upon the occurrence of certain events for one one-hundredth (1/100) of a share of Junior Participating Cumulative Preferred Stock, par value $.01 per share, at a purchase price of $120 subject to modification. Under the Shareholder Rights Plan, 500,000 shares of Junior Participating Cumulative Preferred Stock have been reserved for issuance. The Rights currently are not exercisable. Pursuant to an amendment to the Shareholder Rights Plan (effective June 3, 1997), the Rights will become exercisable only if a person or group acquires beneficial ownership of twenty percent (20%) or more of the Company's outstanding shares of Common Stock, or in the case of a group consisting of Dr. Scott and his associates and affiliates (the "Scott Group"), more than fifty-five (55%) of the Company's outstanding shares of Common Stock. The Rights, which expire on February 3, 2005, are redeemable in whole, but not in part, at the Company's option, at any time, for the price of $.01 per Right.

     On January 21, 1997, the Company authorized 47,500 shares of Series A Convertible Preferred Stock ("Series A Preferred") and 32,500 shares of Series B Convertible Preferred Stock ("Series B Preferred"), and on June 3, 1997, authorized 1,200,000 shares of Series C Convertible Preferred Stock ("Series C Preferred"), each series with a par value of $0.01 per share. On February 21, 1997, the Company increased the number of authorized shares of Series B Preferred from 32,500 to 33,000. Following the Trigger Date (as defined below), shares of the Series A Preferred, the Series B Preferred, and the Series C Preferred are convertible into Common Stock at an initial conversion rate of ten
(10) shares of Common Stock for each share of Series A Preferred, Series B Preferred, or Series C Preferred. The Trigger Date means the date on which the conversion feature of each series of preferred stock is approved by the Company's common shareholders. On January 21, 1997, the Company reserved 800,000 shares of Common Stock for issuance upon conversion of the Series A Preferred and Series B Preferred, and on June 3, 1997, reserved 12,000,000 shares of Common Stock for issuance upon conversion of the Series C Preferred. The conversion feature was approved at the Company's Annual Meeting of Shareholders on August 29, 1997.

     In December 1998, the New York Stock Exchange notified the Company that it did not meet its continuing listing standards and, therefore, would delist its Common Stock. Effective January 1999, the Company's stock is quoted on the OTC Bulletin Board under the symbol ERDR.

     For additional capital stock transactions with related parties, see Note
11.

10.  COMMITMENTS AND CONTINGENCIES

     The Company procures professional liability insurance coverage on behalf of its operating subsidiaries on a claims-made basis. The insurance contracts specify that coverage is available only during the term of each insurance contract. Management of the Company has renewed the existing claims-made policies in prior years and has purchased a new current year claims-made policy for 2001. When coverage is not renewed, the subsidiary companies purchase a one-year extended reporting period endorsement ("tail coverage") to provide professional liability coverage for losses incurred prior to, but reported subsequent to, the termination of the claims-made policies. Management intends to purchase additional tail coverage or claims-made policies after the expiration of the current policies.

     The Company and certain independent contractor physicians are defendants in medical malpractice lawsuits arising under policies issued for the period from 1988 to 1990. Some of the insurers responsible for coverage for those claims are in receivership or are otherwise not paying any claims. The Company has also commuted treaties of insurance with three (3) insurance syndicates that were providing coverage for these claims. Management has accrued for the expected losses.

     The Company entered into a long-term contract for telecommunications services which initially obligated the Company to purchase approximately $39,500,000 in services through 2005. In December 1997, the Company and the service provider entered into a revised agreement that provides for the Company to use the service provider as the exclusive voice and data long distance provider. In May 2000, the Company reached agreement to terminate the contract.

     The Company's subsidiary, Healthcare Business Resources, Inc. (HBR) leases approximately 85,690 square feet in three (3) office buildings located in Durham, North Carolina pursuant to two (2) lease agreements. The Company has guaranteed the obligations of HBR under the lease agreements. The agreements provide for HBR to purchase the buildings on or before June 30, 2002, the termination date of the agreements. The purchase prices range from $3,467,460 to $3,606,258 for one (1) building and from $5,895,239 to $6,131,048 for the remaining properties. The lessor also has the option of requiring the purchase of the properties on seventy-five (75) days prior written notice. No such notice has been received. One of the buildings is fully occupied by HBR. PhyAmerica Government Services, Inc. leases approximately 2,400 square feet in one of the other buildings, and the remainder of the space is sublet to various third parties.

     Doctors Health Plan, Inc. ("DHP"), a health maintenance organization licensed in North Carolina that is owned by Dr. Scott, the Company's Chairman, CEO and majority shareholder, subleases from HBR 19,074 square feet in one of the buildings pursuant to a written sublease agreement. The remainder of the space is subleased to unrelated third parties. HBR received rental income of $177,000 in 2000. Future minimum rents to be received under this agreement, which expires in June 2002, are $324,000 in 2001 and $167,000 in 2002.

     On February 4, 1998, Jacque J. Sokolov, M.D., who previously served as Chairman of the Company and President of Advanced Health Plans, Inc., a subsidiary of the Company, filed a Demand for Arbitration with J*A*M*S/ENDISPUTE in Los Angeles, California alleging various breaches of an Employment Contract dated November, 1994 with the Company. An Arbitration was held in August, 1999 in Washington, D.C. and the arbitrator entered an award of approximately $2,300,000 in favor of Dr. Sokolov. The arbitration provisions of the Employment Agreement provided that the award of the arbitrator was reviewable by a court of law for errors of law made by the arbitrator. Following the award, the Company filed an action in the U.S. District Court for the Middle District of North Carolina alleging that the arbitrator made errors of law. The parties have filed Motions for Summary Judgment and are awaiting a decision by the
court.   If the Company is not able to reach a settlement of this matter, the
Company intends to continue to vigorously challenge the ruling of the arbitrator. The Company has provided a reserve for the amount of the award in its financial statements with respect to this matter.

     On March 23, 2000, two (2) shareholders filed a lawsuit styled Bosco, et al
v. Scott, et al in the U. S. District Court for the District of Delaware, individually and on behalf of all those similarly situated, and derivatively as shareholders of the Company, alleging various class claims and derivative claims for relief. As further discussed in Note 16, on August 21, 2001, the parties reached a settlement of all such matters in dispute.

     The New York State Department of Taxation and Finance has written a letter to Better Health Plan, Inc. ("BHP") stating that, as a result of an audit of the Corporation Finance Tax return filed by BHP for the period from May 2, 1995 to May 5, 1995, it has determined that an adjustment in the amount of $4.6 million is required to the BHP tax liability for that period. The Company has requested additional time to review the findings. Based on the limited information available at this time, the exposure to the Company, if any, cannot be determined.

     The Revenue Cabinet of Kentucky has issued several Tentative Notices of Assessment for various periods from July 1, 1993 through the notice date to Coastal Government Services, Inc. (now PhyAmerica Government Services, Inc.) and Coastal Physician Services, Inc., (now PhyAmerica Physician Services, Inc.) seeking to assess taxes, penalties and interest in the amount of approximately $2.5 million for 1997 and $1.4 million for 1998 under KRS 131.150 allowing for a Health Care Provider Tax. The Company retained counsel and has contested the proposed assessments. It is the Company's position that it is not responsible for the tax on the grounds that it does not come within the statutory definition of a "health care provider" since it is not a physician, hospital or other licensed provider and that the tax should be assessed directly against the hospitals or the physicians. This tax was phased out after June 30, 1999. The Company has held settlement conferences with representatives of the Revenue Cabinet in an effort to resolve this matter without litigation. Although those discussions are still ongoing, it is the Company's intention to vigorously challenge the assessments. At this stage, the exposure to the Company cannot be determined.

     The Company and its subsidiaries are involved in various legal proceedings incidental to their businesses, substantially all of which involve claims related to the alleged medical malpractice of contracted physicians, contractual and lease disputes or individual employee relations matters. In the opinion of the Company's management, no individual item of this litigation or group of similar items of litigation is likely to have a materially adverse effect on the Company's financial position or results of operations.

11. RELATED PARTY TRANSACTIONS

     Included as related party expenses, net, or other related party, "net" in the accompanying Statements of Operations are the following transactions. The Company engaged in transactions with Century American Insurance Company ("Century Insurance") until Century Insurance was sold to an unrelated third party in May 1998. In connection with the sale, certain real estate owned by Century Insurance and leased by the Company, was transferred to American Alliance Real Estate Corporation ("Alliance"). Following the transfer, the Company continued to lease the property from Alliance, and the lease with Century Insurance was assumed by Alliance. Dr. Scott is the beneficial owner of all of the outstanding shares of Common Stock of Alliance. Amounts paid by the Company to these entities, including amounts paid to Century Insurance through May 1998, net of amounts received, were net payments of $1,336,000 for the year ended December 31, 2000, $2,275,000 for the year ended December 31, 1999 and net receipts of $6,978,000 for the year ended December 31, 1998 including settlement of a $5.0 million note receivable from Doctors Health Plan. These transactions and relationships are described below.

     The Company and certain of its subsidiaries lease approximately 61,251 square feet of office space in a building in Durham, North Carolina that was formerly owned by Century Insurance and which is currently owned by Alliance. During the years ended December 31, 2000, 1999 and 1998, the Company and certain of its subsidiaries paid approximately $1,107,000, $758,000 and $676,000 respectively in rents for such years.

     The Company leased additional office space from corporations controlled by Dr. Scott and paid rent to such corporations during 2000, 1999 and 1998 of $57,000, $73,000 and $33,000, respectively. As discussed below, the Company entered into a termination of the remaining lease obligations for certain office space under lease through 2002.

     As of December 31, 1997, the Company held several unsecured promissory notes bearing interest at rates from 5.84% to 12% per annum in the aggregate amount of $8,003,000, as well as several other receivables in the amount of $1,402,000 from Scott Medical LLC. The promissory notes and other receivables arose in connection with the acquisition of Integrated Provider Networks, Inc. ("IPN"), Practice Solutions, Inc. ("PSI"), Sunlife, the South Florida Clinics, the Additional Clinics, the Sunlife Receivables and the Clinic Receivables by Scott Medical LLC in May and December, 1997. In accordance with the terms of the notes, the principal amounts of the notes and accrued interest were decreased during 1998 by approximately $937,000 due to lower than expected collections on the related accounts receivable. Additionally, in accordance with the terms of the purchase agreement, the purchase price for the sale of IPN was adjusted in 1998 by approximately $658,000 as a result of lower than expected collections on the related accounts receivable. The combined balance of these notes as of December 31, 2000 is $1,620,000. In addition, the Company made payments of approximately $172,000 and $1,445,000 to entities controlled by Dr. Scott for health insurance premiums and other reimbursements net of management fees and other receipts during 2000 and 1999, respectively.

     On March 3, 1998, Bertram E. Walls, M.D., a Director of the Company, made an investment of $2.0 million in the Company in exchange for a $2.0 million convertible debenture due July 1, 1998 bearing interest at ten percent (10%) per annum. The debenture, including accrued interest, was convertible, at the holder's option, into the Company's Common Stock and a new series of Preferred Stock. The conversion price for the Common Stock was equal to the lower of: (i) the average closing price of the Common Stock on the New York Stock Exchange for the ten (10) trading days ending on March 3, 1998, the date of the issuance of the debenture, or (ii) the average closing price for the ten (10) trading days ending on June 30, 1998. The conversion price for the Preferred Stock was ten
(10) times the conversion price for the Common Stock. On May 1, 1998, Dr. Scott acquired the debenture from Dr. Walls. On June 29, 1998, the debenture was amended to provide for conversion solely into Series D Convertible Preferred Stock ("Series D Preferred"). On June 30, 1998, Dr. Scott elected to convert the debenture into 444,974 shares of Series D Preferred. Subsequent to approval by the holders of the Common Stock in July 1999, the Series D Preferred was converted into ten (10) shares of Common Stock for each share of Preferred Stock, or 4,449,740 shares of Common Stock, in November 1999.

     On March 18, 1998, PhyAmerica Physician Group, Inc. (the "Company") completed the sale of Doctors Health Plan, Inc. ("Doctors Health Plan") to DHP Holdings, LLC (the "Purchaser") for a price of $5,993,532. The Purchaser is a privately held limited liability company controlled by Dr. Scott. The Purchaser acquired all of the outstanding stock of Doctors Health Plan in the transaction. Because the sale was to a significant shareholder, $7,619,000, representing the difference in the sales price and the negative equity of the subsidiary, was recorded as a contribution to capital. For a period of twelve (12) months from the closing, the Company had the right to market and sell Doctors Health Plan to potential third party purchasers. No third party purchasers were identified prior to March 18, 1999.

     On October 30, 1998, the Company completed the sale of Health Enterprises, Inc., whose primary operating subsidiary is HealthPlan Southeast, Inc. ("HPSE"), to Dr. Scott. Dr. Scott acquired all of the outstanding stock of HPSE in a transaction which is effective as of October 1, 1998 for financial reporting purposes. The Purchase Price of $15 million was used to decrease debt. Because the sale was to a significant shareholder, $7,885,000, representing the difference in the sales price and the equity of the subsidiary, was recorded as a contribution to capital. For a period of twelve (12) months from the closing, the Company had the right to market and sell HPSE to potential third party purchasers. No third party purchasers were identified prior to October 30, 1999.

     As of the year ended December 31, 2000, NCFE and/or its affiliates owned 1,704,259 shares of the Company's common stock.

12. OPERATING LEASES

     The Company leases office space (see Note 11) and equipment under non-cancelable operating leases, which have terms of one (1) to five (5) years remaining at December 31, 2000. Rent expense related to non-cancelable office space and equipment leases amounted to $4,887,000, $3,408,000 and $2,146,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

     Future minimum lease payments required under non-cancelable operating leases as of December 31, 2000, are as follows: 2001 - $2,206,086; 2002 - $992,303; 2003 - $180,339; and 2004 - $87,780.

13. STOCK OPTIONS AND STOCK COMPENSATION

     At December 31, 2000, the Company had in effect four (4) stock-based compensation plans, which are described below. The Company has continued to apply APB Opinion 25 and related Interpretations in accounting for its plans.
No compensation cost has been recognized for its three (3) fixed stock option plans and its stock purchase plan since options were issued at the stock's then current market value. The Company did not adopt the new fair value based method of accounting for stock compensation plans. Under FASB 123, companies that do not adopt the fair value based method of accounting for stock compensation plans and continue to follow the provisions of APB Opinion 25, are required to make pro forma disclosures of net income (loss) and earnings (loss) per share as if they had adopted the fair value accounting method. Had compensation cost for the Company's four stock-based compensation plans been determined on the fair value at the grant dates for awards under those plans consistent with the method of FASB 123, there would have been no material effect on the Company's net loss and loss per share for the years ended December 31, 2000, 1999 and 1998. As of December 31, 2000, by action of the Company's Board of Directors, all four (4) plans were terminated meaning that future activity can only involve the exercise of existing options.

     The Company adopted, on May 8, 1991, an incentive stock option plan primarily for selected key employees. Under the plan, options may be granted at not less than the fair market value of the stock at the date of grant. Options are exercisable at various times from the date of grant, as determined by the Compensation Committee of the Board of Directors (the "committee"), and expire after ten (10) years from the date of grant. The Company has authorized 4,000,000 shares of Common Stock for grants of options under the incentive stock option plan. In 1987, the Company adopted a non-qualified stock option plan that allows for options to be granted at not less than ninety percent (90%) of the estimated fair market value of the stock at the date of grant. These options are exercisable at various times, as determined by the committee, and expire after ten years from the date of grant. The Company has authorized 4,000,000 shares of Common Stock for grants of options under the non-qualified stock option plan. In 1994, the Company adopted a stock option plan for its Independent Directors. Under this plan, non-qualified stock options ("NSOs") may be granted at not less than the fair market value of the stock at the date of grant to Directors who are not employed by the Company. The NSOs are exercisable after one year from the date of grant and expire after ten (10) years from the date of grant. The Company has authorized 500,000 shares of Common Stock for grants of NSOs under this stock option plan. As of December 31, 2000, by action of the Company's Board of Directors, these plans were terminated.

     Under an employee stock purchase plan adopted in 1994, the Company is authorized to issue up to 1,000,000 shares of Common Stock to its full-time employees and part-time employees working twenty (20) or more hours a week, all of whom are eligible to participate after six (6) months of service. Under the terms of the plan, employees can choose to have from 1% to 10% of their annual base earnings withheld to purchase the Company's Common Stock. The purchase price of the stock is ninety (90) percent of the lesser of the market price of the Common Stock as of the first or last day of each quarter. If no such price is reported for that day, the market price of the last preceding day for which such price is reported is used. Under the Plan, the Company sold 418,000 shares, 230,000 shares and 217,000 shares to employees in 2000, 1999 and 1998, respectively. As of December 31, 2000, by action of the Company's Board of Director, this plan was terminated.

     A summary of the status of the Company's three (3) fixed stock option plans as of December 31, 2000, 1999, and 1998, and changes during the years ended on those dates is presented below:


                                               2000                             1999                            1998
                                               ----                             ----                            ----
                                                    Weighted-Average                 Weighted-Average               Weighted-Average
                                          Share        Exercise            Shared       Exercise         Shared         Exercise
Fixed Options                              (000)         Price              (000)        Price            (000)           Price
-------------                             -----          -----             -----         -----            -----           -----
Outstanding at beginning of year            945        $12.99               1010        $12.61            2,100          $21.90
Granted                                     ---           ---                  2        $  .44                5            0.75
Exercised                                   ---           ---                ---           ---              ---             ---
Forfeited                                   (99)       $ 7.03                (67)         6.66           (1,095)          30.39
                                        ---------------------         ------------------------        -------------------------
Outstanding at end of year                  846        $13.71                945        $12.99            1,010          $12.61
                                        ---------------------         ------------------------        -------------------------
Options exercisable at year-end             846        $13.71                480        $23.74              497          $23.61

Weighted-average fair value of
options granted during the year                        $ 0.00                           $ 0.44                           $ 0.75



The following table summarizes information about fixed stock options outstanding at December 31, 2000.

                                                   Options Outstanding                                  Options Exercisable
                                                                                     Weighted                           Weighted
                                                                   Weighted             Avg.          Number              Avg.
                                          Outstanding at       Avg. Remaining        Exercise    Exercisable at        Exercise
Range of Exercise                         12/31/00 (000)      Contractual Life         Price     12/31/00 (000)          Price
-----------------                         -------------       ----------------         -----      ------------           -----
$ 0.44 to 5.25                                396                   7.20              $ 1.95          396               $ 1.95
11.50 to 13.88                                 91                   3.23              $13.12           91               $13.12
16.00 to 25.75                                206                   3.65              $23.75          206               $23.75
30.00 to 38.00                                153                   3.28              $31.02          153               $31.02
                                              ---                                                     ---
$  0.75 to 38.00                              846                   4.81              $13.71          846               $13.71
                                              ===                                                     ===

14. RETIREMENT PLAN

     The Company has a qualified contributory savings plan as allowed under
Section 401(k) of the Internal Revenue Code. The plan permits participant contributions and, until September 1998, required a minimum contribution from the Company based on the participant's contribution. Participants may elect to defer up to 12% of their annual compensation by contributing the deferred amounts to the plan. The Company made contributions of $0, $0 and $431,000 to the plan during the years ended December 31, 2000, 1999 and 1998, respectively.

15. SETTLEMENTS

     During 2000, the Company reached a settlement with the State of North Carolina whereby certain unclaimed property from before December 31, 1998, was to be remitted to the State of North Carolina, which effectively released the Company from future liability for that period. The State of North Carolina also determined settlement amounts for a number of other states on their behalf. As of the balance sheet date, some states have agreed to the settlement amounts reached on their behalf and others, while accepting payments from the Company, have not agreed to release the Company from future audits of this time period. The Company has made provision for the states where potential future exposure may exist, and these amounts are reflected in the financial statements.

          In addition, the Company reached a settlement agreement with respect to its claims against PricewaterhouseCoopers for services rendered to the Company in 1996.

16. SUBSEQUENT EVENTS

A. On January 31, 2001, PhyAmerica Physician Services of the West, Inc., a wholly owned subsidiary of the PhyAmerica Physician Services, Inc. purchased for approximately $1.1 million a seventy percent (70%) interest in General Emergency Medical Services ("GEMS"), a Little Rock, Arkansas based provider of emergency department management and staffing services. GEMS will continue to operate as a separate entity although PhyAmerica has the option to purchase an additional interest in the entity over the next five (5) years. GEMS retained key management personnel who comprise the remaining ownership in the entity. As a result of this acquisition, PhyAmerica added six (6) new contracts with locations in Helena, AR; Jacksonville, AR; Osceola, AR; Forrest City, AR and Morrilton, AR.

B. (Unaudited) On March 23, 2000, two (2) stockholders filed a lawsuit styled Bosco, et al. v. Scott, et al in the U.S. District Court for the District of Delaware, individually and on behalf of all those similarly situated, and derivatively as stockholders of the Company, alleging various class claims and derivative claims for relief of the Company, the Company's senior lender and its Chairman, and against the Company itself. The case was transferred to the U.S. District Court for the Middle District of North Carolina on August 31, 2000. On August 21, 2001, following a mediation of this matter, the parties reached a settlement of all matters in dispute in exchange for the payment of $4.65 million. The settlement must be approved by the court. Following notice to the class members and subject to final approval by the court, the settlement funds will be distributed. The Company had previously recorded an accrual for its uninsured portion of this claim, so this settlement is not expected to have a material impact on the Company's results of operations for the quarter ended September 30, 2001.

17. OFFER TO ACQUIRE OUTSTANDING COMMON STOCK

          The Company's Chairman, Chief Executive Officer and majority shareholder, Steven M. Scott, M.D., made a proposal dated November 6, 2000 to acquire, through a cash out merger transaction, the approximately forty-three percent (43%) of the Company's outstanding Common Stock that is not owned or controlled by him or his family members or affiliates. The consummation of the offer would mean that PhyAmerica would become a privately held company. The proposed offer price is equivalent to $0.15 per share in cash or an aggregate price of approximately $2.76 million.

          In response to the offer by Dr. Scott, the Company's Board of Directors appointed three (3) outside Directors to a Special Committee to review and evaluate the terms of the proposal and make a full recommendation to the Board. The members of the Special Committee were Mr. Jinks, Mr. Bacon and Mr. Charles Potter, who has served on the Board since April, 1997. The Special Committee engaged independent legal counsel and independent financial advisors to advise it in connection with its review and evaluation of the proposal. Subsequent to December 31, 2000, Mr. Jinks and Mr. Potter resigned from the Board of Directors and the Special Committee.

          Based on the report of the independent financial advisor, the Special Committee issued their report recommending that the Board of Directors accept the offer of Dr. Scott. The Board of Directors, on the recommendation of the Special Committee, approved the merger and the related merger agreement on October 15, 2001. The consummation of this proposed transaction is subject to, among other things, the approval of the merger agreement by the holders of a majority of outstanding shares of the Company's common stock at a special meeting of the shareholders.

18.  QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA)

          The following is a summary of the unaudited quarterly results of operations:

                                                             First             Second           Third             Fourth
Year ended December 31, 2000                                Quarter            Quarter         Quarter            Quarter
----------------------------                                ------             -------         -------            ------
Operating revenue, net                                      $ 78,418         $81,060          $ 81,800           $ 79,118

Operating income (loss)                                       (7,310)         (4,504)           (7,285)           (10,537)

Loss before income taxes                                     (11,301)         (8,715)          (10,519)           (12,385)

Cumulative effect of change of accounting                     (4,993)            ---               ---                ---
 principle

Net loss                                                     (16,294)         (8,715)          (10,519)           (12,385)

Basic and diluted loss per share                               (0.38)          (0.20)            (0.25)             (0.29)

Weighted average number of shares outstanding
                                                              42,572          42,631            42,762             42,843
                                                             First             Second           Third             Fourth
Year ended December 31, 1999                                Quarter            Quarter         Quarter            Quarter
----------------------------                                ------             -------         -------            ------
Operating revenue, net                                      $ 50,695         $49,186          $ 80,032           $ 84,797

Operating income (loss)                                           17          (1,789)           (8,140)            (5,319)

Loss before income taxes                                      (2,336)         (4,760)          (15,176)           (10,391)

Net loss                                                      (2,336)         (4,760)          (15,176)           (10,391)

Basic and diluted loss per share                               (0.06)          (0.13)            (0.40)             (0.26)

Weighted average number of shares outstanding                 37,832          37,943            37,989             40,237
                                                        -----------------------------------------------------------------

                       PHYAMERICA PHYSICIAN GROUP, INC.
                          Consolidated Balance Sheets
                     (In thousands, except per share data)


                                                                           September 30,             December 31,
                              Assets                                           2001                      2000
                              ------                                       -------------             ------------
   Current assets:
       Cash and cash equivalents                                             $   2,995                $   -----
       Trade accounts receivable, net                                           23,753                   32,514
       Reserves held by NCFE                                                    15,226                   14,947
       Accounts receivable, other                                                  657                    1,301
       Receivables from related party                                               58                      716
       Prepaid expenses and other current assets                                 7,375                    4,693
                                                                             ---------                ---------

   Total current assets                                                         50,064                   54,171
                                                                             ---------                ---------

   Property and equipment, at cost, less accumulated depreciation               10,808                   11,407
   Excess of cost over fair value of net assets acquired, net                   16,457                   19,340
   Other assets                                                                  1,498                    2,194
                                                                             ---------                ---------

   Total assets                                                              $  78,827                $  87,112
                                                                             =========                =========

Liabilities and Shareholders' Equity (Deficit)

Current liabilities:
   Current maturities and other short-term borrowings                        $  45,156                $   1,728
   Accounts payable                                                             26,966                   28,957
   Accrued physician fees and medical costs                                     16,636                   18,054
   Accrued expenses                                                              8,566                    7,211
                                                                             ---------                ---------

Total current liabilities                                                       97,324                   55,950
                                                                             ---------                ---------

Long-term debt, excluding current maturities                                   151,318                  175,352
                                                                             ---------                ---------

Total liabilities                                                              248,642                  231,302
                                                                             ---------                ---------

Shareholders' equity (deficit):
Series D convertible preferred stock: shares authorized 1,200;                    ----                     ----
no shares issued and outstanding
Additional paid-in capital preferred stock
Common stock $.01 par value: shares authorized 100,000; shares                     437                      430
issued and outstanding 43,695 and 42,991, respectively
Additional paid-in capital                                                     180,006                  178,331
Common stock warrants                                                              ---                    1,675
Retained earnings (accumulated deficit)                                       (350,258)                (324,626)
                                                                             ---------                ---------

Total shareholders' equity (deficit)                                          (169,815)                (144,190)
                                                                             ---------                ---------

Total liabilities and shareholders' equity (deficit)                         $  78,827                $  87,112
                                                                             =========                =========


         See accompanying notes to consolidated financial statements.

                       PHYAMERICA PHYSICIAN GROUP, INC.
               Consolidated Statements of Operations - Unaudited
                     (In thousands, except per share data)



                                                                               Three months ended
                                                                                  September 30
                                                                          2001                     2000
                                                                        ---------               ----------
                                                                                                (Restated)
Operating revenue, net                                                  $  84,752                $  81,800

Costs and expenses:
 Physician and other provider services                                     61,854                   62,944
 Medical support services                                                  12,292                   11,961
 Selling, general and administrative                                       12,275                   13,712
 Related party expense, net                                                   999                      468
                                                                        ---------                ---------
Total costs and expenses                                                   87,420                   89,085
                                                                        ---------                ---------

Operating loss                                                             (2,668)                  (7,285)
                                                                        ---------                ---------
Other income (expense):
 Interest expense                                                          (5,395)                  (4,377)
 Interest income                                                               79                       23
 Other related party expense, net                                            (102)                    (102)
 Other, net                                                                  (121)                   1,222
                                                                        ---------                ---------
Total other expense                                                        (5,539)                  (3,234)
                                                                        ---------                ---------

Loss before income taxes                                                   (8,207)                 (10,519)

Income taxes                                                                  ---                      ---
                                                                        ---------                ---------

Net loss                                                                $  (8,207)               $ (10,519)
                                                                        =========                =========

Net loss per common share:
Basic and diluted loss per share                                        $   (0.19)               $   (0.25)
                                                                        =========                =========

Shares used to compute loss per share, basic and
diluted                                                                    43,695                   42,764


          See accompanying notes to consolidated financial statements.

                       PHYAMERICA PHYSICIAN GROUP, INC.
               Consolidated Statements of Operations - Unaudited
                     (In thousands, except per share data)


                                                                                  Nine months ended
                                                                                     September 30
                                                                          2001                            2000
                                                                        --------                        --------
                                                                                                       (Restated)
Operating revenue, net                                                  $251,282                        $241,278

Costs and expenses:
   Physician and other provider services                                 186,306                         184,688
   Medical support services                                               37,707                          34,079
   Selling, general and administrative                                    36,175                          40,323
   Related party expense, net                                              1,146                            1287
                                                                        --------                       ---------

Total costs and expenses                                                 261,334                         260,377
                                                                        --------                       ---------

Operating loss                                                           (10,052)                        (19,099)
                                                                        --------                       ---------
Other income (expense):
Interest expense                                                         (15,996)                        (12,321)
Interest income                                                              314                              70
Other related party expense, net                                            (141)                           (304)
Other, net                                                                   243                           1,119
                                                                        --------                       ---------

Total other expense                                                      (15,580)                        (11,436)
                                                                        --------                       ---------

Loss before income taxes                                                 (25,632)                        (30,535)
                                                                        --------                       ---------
Income taxes                                                                 ---                             ---
                                                                        --------                       ---------
Net loss per cumulative effect of change in
accounting principle                                                     (25,632)                        (30,535)

Cumulative effect of change in accounting principle                          ---                          (4,993)
                                                                        --------                       ---------

Net loss                                                                $(25,632)                       $(35,528)
                                                                        ========                        ========

Net loss per common share:
Basic and diluted loss per share                                        $  (0.59)                       $  (0.71)
Cumulative effect of change in accounting principle                          ---                           (0.12)
                                                                        --------                       ---------
Net loss per share                                                      $  (0.59)                       $  (0.83)
                                                                        ========                        ========

Shares used to compute loss per share, basic and diluted                  43,576                          42,656


         See accompanying notes to consolidated financial statements.

                       PHYAMERICA PHYSICIAN GROUP, INC.
          Consolidated Condensed Statements of Cash Flows - Unaudited
                                (In thousands)


                                                                                    Nine months ended
                                                                                      September 30,
                                                                                2001                 2000
                                                                              --------             --------
Net cash used in operating activities                                         $(14,659)            $(23,954)
                                                                              --------             --------
Cash flows from investing activities:
     Purchases of property and equipment, net                                     (647)                (737)
     Acquisition of companies, net of cash acquired                             (1,100)                 ---
                                                                              --------             --------
     Net cash used in investing activities                                      (1,747)                (737)
                                                                              --------             --------
Cash flows from financing activities:
     Borrowings of short-term and long-term debt, net                           19,394               24,632
     Net proceeds from issuances of common stock                                     7                   59
                                                                              --------             --------
     Net cash provided by financing activities                                  19,401               24,691
                                                                              --------             --------
     Net increase in cash and cash equivalents                                   2,995                  ---
Cash and cash equivalents at beginning of year                                     ---                  ---
                                                                              --------             --------
Cash and cash equivalents at end of period                                    $  2,995             $    ---
                                                                              --------             --------

Supplemental disclosures of cash flow information:
     Cash payments during the period for:
          Interest                                                            $ 15,997             $ 12,731
          Income Taxes                                                             ---                  223
-----------------------------------------------------------------------------------------------------------


         See accompanying notes to consolidated financial statements.

                        PHYAMERICA PHYSICIAN GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1.  Basis of Presentation


The accompanying consolidated financial statements of PhyAmerica Physician Group, Inc. (the "Company") are unaudited and, in the opinion of management, include all adjustments which are necessary for a fair presentation in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001. The Company has made certain reclassifications to financial information as of and for the three and nine months ended September 30, 2000. Such reclassifications have no impact on net loss or total shareholders' deficit. See Note 5 regarding restatement of the statements of operations for the three and nine months ended September 30, 2000.

2.  Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes rules for the reporting and display of comprehensive income or loss and its components. This Statement requires that unrealized gains or losses on the Company's available-for-sale securities be included in other comprehensive income. For the quarters ended September 30, 2001 and 2000, comprehensive income is equal to the Company's net loss.

3.  Recent Accounting Pronouncements

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("A Replacement of FASB Statement 125") ("SFAS 140"). SFAS 140 provides the accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. The disclosures in SFAS 140 were effective for fiscal years ending after December 15, 2000. The adoption of SFAS 140 did not have a material impact on the Company's financial condition or results from operations.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires entities to disclose information for derivative financial instruments, and to recognize all derivatives as assets or liabilities measured at fair value. The Company adopted this pronouncement and it had no impact on its financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 is effective for the Company beginning on January 1, 2002 and will require that all goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".
In connection with Statement 142's transitional goodwill impairment evaluation, the Statement will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. This standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result for the acquisition, construction, development and or normal use of the assets. The Company also is to record a corresponding increase to the carrying amount of the related long-lived asset and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. This statement is effective for fiscal years beginning after June 15, 2002. At this time, the Company is assessing the impact of SFAS No. 143 on its financial condition and results of operations.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard provides guidance on differentiating between long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. SFAS No. 144 supersedes FASB Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 also supersedes Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement is effective for fiscal years beginning after December 15, 2001. At this time, the Company is assessing the impact of SFAS No. 144 on its financial condition and results of operations.

4.  Segment Information

During the quarters ended September 30, 2001 and 2000, the Company had 4 reportable segments: Emergency Physician Management, Government Services, Billing and Business Management Services and Divested Businesses. The Emergency Physician Management Group contracts principally with hospitals to identify and recruit physicians as candidates for admission to a client's medical staff and to coordinate the on-going scheduling of independent contractor physicians who provide clinical coverage in designated areas. While the Company also provides Obstetrics, Gynecology and Pediatrics Emergency Physician Management, the provision of contract management services to hospital emergency departments represents the Company's principal hospital-based service. The Government Services segment provides similar services to governmental agencies such as the Department of Defense and state and local governments. The Billing and Business Management Services segment provides support to independent contractor physicians, independent practices and other health care practitioners. These services are often provided as part of the Company's Emergency Physician Management Group and are also marketed independently to unaffiliated providers. Divested Businesses consist of 2 health plans, which were divested during 1998, and the wrap up of businesses divested prior to 1998. The Company also has a Corporate Group included in "All Other" that provides administrative services to the operating segments. "All Other" also includes amounts related to eliminations. As part of its evaluation of the carrying value of goodwill, management recorded an adjustment to reduce goodwill by approximately $250,000 during the quarter ended June 30, 2001, which was recorded in the Emergency Physician Management Segment.


                       Quarter ended September 30, 2001

-----------------------------------------------------------------------------------------------------------------
                                     Emergency                                    Total
                                     Physician     Gov't             Divested  Reportable     All
(In Thousands)                      Management   Services   Billing  Segments   Segments     Other     Totals
-----------------------------------------------------------------------------------------------------------------
Revenue from external sources          $72,936     $5,660    $6,156    $  ---     $84,752   $   ---   $84,752
-----------------------------------------------------------------------------------------------------------------
Intersegment revenues                      ---        ---     6,950       ---       6,950    (6,950)      ---
-----------------------------------------------------------------------------------------------------------------
Interest expense                         4,892        322       ---       ---       5,214       181     5,395
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization            1,381          7       254       ---       1,642        44     1,686
-----------------------------------------------------------------------------------------------------------------
Segment profit (loss)                   (7,668)      (237)    2,183        12      (5,710)   (2,497)   (8,207)
-----------------------------------------------------------------------------------------------------------------
Segment assets                          64,592      2,878     6,120     2,326      75,916     2,911    78,827
-----------------------------------------------------------------------------------------------------------------

                 Quarter ended September 30, 2000  (Restated)

-----------------------------------------------------------------------------------------------------------------
                                     Emergency                                    Total
                                     Physician     Gov't             Divested  Reportable     All
          (In Thousands)            Management   Services   Billing  Segments   Segments     Other    Totals
-----------------------------------------------------------------------------------------------------------------
Revenue from external sources           70,391      6,230     5,191    $  ---      81,812      (12)  $ 81,800
-----------------------------------------------------------------------------------------------------------------
Intersegment revenues                      ---        ---     6,303       ---       6,303   (6,303)       ---
-----------------------------------------------------------------------------------------------------------------
Interest expense                         2,695      1,900        32       ---       4,627     (250)     4,377
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization            1,371          8       322        --       1,701       42      1,743
-----------------------------------------------------------------------------------------------------------------
Segment profit (loss)                   (5,475)      (839)      297         5      (6,012)  (4,507)   (10,519)
-----------------------------------------------------------------------------------------------------------------
Segment assets                          65,140      4,318     6,128     2,438      78,024    1,226     79,250
-----------------------------------------------------------------------------------------------------------------



                     Nine months ended September 30, 2001

-----------------------------------------------------------------------------------------------------------------
                                    Emergency                                     Total
                                     Physician     Gov't             Divested   Reportable      All
(In Thousands)                      Management   Services   Billing  Segments    Segments      Other     Totals
-----------------------------------------------------------------------------------------------------------------
Revenue from external sources          216,309     16,609    18,364    $  ---      251,282   $    ---   251,282
-----------------------------------------------------------------------------------------------------------------
Intersegment revenues                      ---        ---    21,724       ---       21,724    (21,724)      ---
-----------------------------------------------------------------------------------------------------------------
Interest expense                        14,527        853       ---       ---       15,380        616    15,996
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization            4,098         19       765       ---        4,882        (29)    4,853
-----------------------------------------------------------------------------------------------------------------
Segment profit (loss)                  (25,332)      (693)    6,713       (31)     (19,343)    (6,289)  (25,632)
-----------------------------------------------------------------------------------------------------------------
Segment assets                          64,592      2,878     6,120     2,326       75,916      2,911    78,827
-----------------------------------------------------------------------------------------------------------------

               Nine months ended September 30, 2000  (Restated)

-----------------------------------------------------------------------------------------------------------------
                                     Emergency                                    Total
                                     Physician     Gov't             Divested  Reportable     All
(In Thousands)                      Management   Services   Billing  Segments   Segments     Other     Totals
-----------------------------------------------------------------------------------------------------------------
Revenue from external sources          210,660     15,358    15,295    $  ---     241,313       (35)  $241,278
-----------------------------------------------------------------------------------------------------------------
Intersegment revenues                      ---        ---    19,784       ---      19,784   (19,784)       ---
-----------------------------------------------------------------------------------------------------------------
Interest expense                         8,564      3,852       189       ---      12,605      (284)    12,321
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization            4,115         21       729         1       4,866       102      4,968
-----------------------------------------------------------------------------------------------------------------
Segment profit (loss)                  (21,486)    (1,952)    3,403         5     (20,030)  (10,505)   (30,535)
-----------------------------------------------------------------------------------------------------------------
Segment assets                          65,140      4,318     6,128     2,438      78,024     1,226     79,250
-----------------------------------------------------------------------------------------------------------------


5.  Revenue Recognition

     On December 3, 1999, the Securities and Exchange Commission ("the Commission") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain views of the Commission in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. SAB 101 provides interpretative guidance on unbilled accounts receivable and related revenue recognition within the Company's industry. The Commission's guidance required the accounting change to be adopted by the Company in the quarter ended December 31, 2000 and reflected as a cumulative effect of a change in accounting principle as of January 1, 2000. Therefore, consistent with the Commission's guidance and changing industry practice for services provided under a percentage of collections basis within its billing segment, the Company began recognizing revenue at the time of collection on January 1, 2000. The impact of this change in accounting principle was to increase the Company's net loss for 2000 by approximately $5.0 million. The Statements of Operations for the quarter ended September 30, 2000 have been restated to reflect the adoption of SAB 101. The impact of restating the Statements of Operations for the quarter ended September 30, 2000 was to increase the Company's net loss for that quarter by approximately $0.1 million. There is no effect on cash flow resulting from this change. The impact for the nine month period ended September 30, 2000 was less than $0.1 million.

6.  Shareholders' Equity (Deficit)

     In the first quarter of 2001, common stock and additional paid-in capital increased $7,000 and $1.2 million respectively, due to the exercise of warrants. In the second quarter of 2001, the remaining unexercised warrants expired. The $0.4 million value ascribed to them at issuance was moved to Additional Paid-In Capital.

7.  Litigation

     On March 23, 2000, two (2) stockholders filed a lawsuit styled Bosco, et al
v. Scott, et al in the U.S. District Court for the District of Delaware, individually and on behalf of all those similarly situated, and derivatively as stockholders of the Company, alleging various class claims and derivative claims for relief, against the directors of the Company, the Company's senior lender and its Chairman, and against the Company itself. The case was transferred to the U.S. District Court for the Middle District of North Carolina on August 31, 2000. On August 21, 2001, following a mediation of this matter, the parties reached a settlement of all matters in dispute in exchange for the payment of $4.65 million. The settlement must be approved by the court. Following notice to the class members and subject to final approval by the court, the settlement funds will be distributed. The Company had previously recorded an accrual for its uninsured portion of this claim, so this settlement did not have a material impact on the Company's results of operations for the quarter ended September 30, 2001.

8.  Offer to Acquire Outstanding Common Stock

     The Company's Chairman, Chief Executive Officer and majority shareholder, Steven M. Scott, M.D., made a proposal dated November 6, 2000 to acquire, through a cash out merger transaction, the approximately forty-three percent (43%) of the Company's outstanding Common Stock that is not owned or controlled by him or his family members or affiliates. The consummation of the offer would mean that PhyAmerica would become a privately held company. The proposed offer price is equivalent to $0.15 per share in cash or an aggregate price of approximately $2.76 million.

     In response to the offer by Dr. Scott, the Company's Board of Directors appointed three (3) outside Directors to a Special Committee to review and evaluate the terms of the proposal and make a full recommendation to the Board. The initial members of the Special Committee were Mr. Frederick Jinks, Mr. Ernie Bacon and Mr. Charles Potter. All were current members of the Board at the time of their appointment. The Special Committee engaged independent legal counsel and independent financial advisors to advise it in connection with its review and evaluation of the proposal. Subsequent to December 31, 2000, Mr. Jinks and Mr. Potter resigned from the Board of Directors and the Special Committee.

     Based on the report of the independent financial advisor, the Special Committee issued their report recommending that the Board of Directors accept the offer of Dr. Scott. The Board of Directors, on the recommendation of the Special Committee, approved the merger and the related merger agreement on October 15, 2001. The consummation of this proposed transaction is subject to, among other things, the approval of the merger agreement by the holders of a majority of outstanding shares of the Company's common stock at a special meeting of the shareholders.

                                                                      APPENDIX A

--------------------------------------------------------------------------------





                              AGREEMENT OF MERGER

                                 by and among

                       PHYAMERICA PHYSICIAN GROUP, INC.,

                               SCOTT GROUP, INC.

                                      and

                      PHYAMERICA ACQUISITION CORPORATION








                         Dated as of October 15, 2001




--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                        Page

                                                                                                        ----
          ARTICLE I
          DEFINITIONS...............................................................................      3

          ARTICLE II
          THE MERGER AND RELATED TRANSACTIONS
  2.1     The Merger................................................................................     11
  2.2     Time and Place of Closing.................................................................     11
  2.3     Effective Time............................................................................     12
  2.4     Subsequent Actions........................................................................     12

          ARTICLE III
          MANNER OF CONVERTING SHARES
  3.1     Conversion of Shares......................................................................     12
  3.2     Conversion of Options.....................................................................     13
  3.3     Anti-Dilution Provisions..................................................................     13
  3.4     Transfers.................................................................................     13
  3.5     Merger Consideration......................................................................     13

          ARTICLE IV
          CONVERSION OF SHARES
  4.1     Exchange Procedures.......................................................................     14
  4.2     Abandoned Property........................................................................     14

          ARTICLE V
          REPRESENTATIONS AND WARRANTIES OF PHYAMERICA
  5.1     Organization, Standing, and Authority.....................................................     15
  5.2     Capital Stock.............................................................................     15
  5.3     PhyAmerica Subsidiaries...................................................................     16
  5.4     Authorization of Merger...................................................................     16
  5.5     SEC Filings; Financial Statements.........................................................     17
  5.6     Books and Corporate Records...............................................................     18
  5.7     Absence of Undisclosed Liabilities........................................................     18
  5.8     Tax Matters...............................................................................     18
  5.9     Reserves..................................................................................     19
  5.10    Assets....................................................................................     19
  5.11    Compliance with Laws......................................................................     20
  5.12    Employee Benefit Plans....................................................................     20
  5.13    Commitments and Contracts.................................................................     23
  5.14    Material Contract Defaults................................................................     24
  5.15    Legal Proceedings.........................................................................     24
  5.16    Absence of Certain Changes or Events......................................................     24
  5.17    Reports...................................................................................     24
  5.18    Insurance.................................................................................     25
  5.19    Labor.....................................................................................     25
  5.20    Material Interests of Certain Persons.....................................................     25
  5.21    Registration Obligations..................................................................     25
  5.22    Environmental Matters.....................................................................     25
  5.23    Regulatory Approvals......................................................................     27
  5.24    Brokers and Finders.......................................................................     27
  5.25    State Takeover Laws.......................................................................     27
  5.26    Charter Provisions........................................................................     27
  5.27    Statements True and Correct...............................................................     27

          ARTICLE VI
          REPRESENTATIONS AND WARRANTIES OF GROUP AND ACQUISITION
  6.1     Organization, Standing, and Authority.......................................................   28
  6.2     Subsidiaries................................................................................   28
  6.3     Authorization of Merger and Related Transactions............................................   28
  6.4     Legal Proceedings...........................................................................   29
  6.5     Regulatory Approvals........................................................................   29
  6.6     Brokers and Finders.........................................................................   29
  6.7     Statements True and Correct.................................................................   29

          ARTICLE VII
          CONDUCT PRIOR TO THE EFFECTIVE TIME
  7.1     Affirmative Covenants of PhyAmerica.........................................................   30
  7.2     Negative Covenants of PhyAmerica............................................................   30
  7.3     Covenants of Group and Acquisition..........................................................   32
  7.4     Adverse Changes in Condition................................................................   32
  7.5     Reports.....................................................................................   32
  7.6     Confidentiality.............................................................................   32
  7.7     Current Information.........................................................................   33
  7.8     Proxy Statement; Regulatory Matters.........................................................   33
  7.9     Shareholder Approval........................................................................   34
  7.10    Delivery of Monthly Financial Statements....................................................   34
  7.11    Press Releases..............................................................................   34
  7.12    Miscellaneous Agreements and Consents.......................................................   35

          ARTICLE VIII
          ADDITIONAL AGREEMENTS
  8.1     Indemnification and Insurance...............................................................   35
  8.2     Employee Contracts; Employee Benefits.......................................................   35

          ARTICLE IX
          CONDITIONS
  9.1     Conditions to Each Party's Obligations to Effect the Merger.................................   36
  9.2     Conditions to the Obligations of PhyAmerica.................................................   36
  9.3     Conditions to the Obligations of Group and Acquisition......................................   37

          ARTICLE X
          TERMINATION
  10.1    Termination.................................................................................   38
  10.2    Effect of Termination.......................................................................   39
  10.3    Expenses....................................................................................   39
  10.4    Wrongful Termination........................................................................   39

          ARTICLE XI
          GENERAL PROVISIONS
  11.1    Non-Survival of Representations, Warranties and Covenants Following
          the Effective Time..........................................................................   39
  11.2    Entire Agreement............................................................................   40
  11.3    Amendments..................................................................................   40
  11.4    Waivers.....................................................................................   40
  11.5    No Assignment...............................................................................   41
  11.6    Notices.....................................................................................   41
  11.7    Severability................................................................................   42
  11.8    Governing Law...............................................................................   42
  11.9    Counterparts................................................................................   42
  11.10   Captions; Articles; and Section.............................................................   42

11.11  Interpretations............................................................................    42
11.12  Enforcement of Agreement...................................................................    42

APPENDIX A  Plan of Merger

                              AGREEMENT OF MERGER

          This AGREEMENT OF MERGER (this "Agreement") is made and entered into as of October 15, 2001 by and among PhyAmerica Physician Group, Inc., a Delaware corporation ("PhyAmerica"), Scott Group, Inc., a North Carolina corporation ("Group"), and PhyAmerica Acquisition Corporation, a North Carolina corporation and a wholly-owned subsidiary of Group ("Acquisition").

                             W I T N E S S E T H:

          WHEREAS, the authorized capital stock of PhyAmerica consists of 100,000,000 shares of Common Stock, $.01 par value per share ("PhyAmerica Common Stock"), each of which has attached thereto a right to acquire .01 of a share of Junior Participating Preferred Stock (a "Preferred Right"), of which PhyAmerica Common Stock 43,694,987 shares are outstanding; 100,000,000 shares of Non-Voting Common Stock ("Non-Voting Stock"), none of which are issued and outstanding; 10,000,000 shares of Preferred Stock without classification, none of which are issued and outstanding; and, 500,000 of Junior Participating Preferred Stock, none of which preferred shares are issued and outstanding; and

          WHEREAS, there are currently outstanding options to acquire 681,935 shares of PhyAmerica Common Stock and no warrants to acquire shares of PhyAmerica Common Stock; and

          WHEREAS, a Special Committee of the Board of Directors comprised of members who are neither members of management of PhyAmerica nor affiliated with Group, or any affiliate of Group, has unanimously determined that the merger and other transactions contemplated herein are fair and in the best interests of the shareholders of PhyAmerica other than Group (the "Public Shareholders") and has unanimously approved this Agreement and the Plan of Merger appended hereto, unanimously recommended the adoption of this Agreement and the Plan of Merger by the Board of Directors of PhyAmerica, and unanimously recommends approval of this Agreement and the Plan of Merger by the shareholders of PhyAmerica; and

          WHEREAS, the Board of Directors (with Dr. Steven M. Scott abstaining), based in part on the recommendation of the Special Committee and the written opinion of Duff & Phelps, LLC, the financial advisor to the Special Committee ("Financial Advisor"), has determined that the merger and other transactions contemplated herein are fair and in the best interests of the Public Shareholders, has adopted this Agreement and the Plan of Merger, and unanimously recommends the approval of this Agreement and the Plan of Merger by the shareholders of PhyAmerica; and

          WHEREAS, at the Effective Time, Acquisition shall merge with and into PhyAmerica (the "Merger"), with PhyAmerica as the surviving corporation (the "Surviving Corporation"); and

          WHEREAS, the Boards of Directors of Group and Acquisition have resolved that the Merger and the other transactions described herein are in the best interests of the parties and their respective shareholders and have approved this Agreement and authorized the execution hereof; and

          WHEREAS, the shareholder of Acquisition has approved this Agreement and the Plan of Merger and has authorized the execution and delivery of such other agreements and other documents as are necessary to consummate the Merger; and

          WHEREAS, the shareholders of PhyAmerica shall consider and act upon resolutions to approve and adopt this Agreement and the Plan of Merger and to authorize the execution and delivery of such other agreements and other documents as are necessary to consummate the Merger; and

          WHEREAS, PhyAmerica, Group and Acquisition desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement.

          NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein contained, the parties hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

          "Acquisition" shall have the meaning set forth in the Preamble to this Agreement.

          "Action" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including its Contracts), or the transactions contemplated by this Agreement, including, but not limited to, demand letters, or requests from any Regulatory Authorities.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement of Merger.

          "Articles of Merger" shall have the meaning set forth in Section 2.3 of this Agreement.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "Closing" shall have the meaning set forth in Section 2.2 of this Agreement.

          "Closing Date" shall have the meaning set forth in Section 2.2 of this Agreement.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Conversion Agent" shall have the meaning set forth in Section 3.4 of this Agreement.

          "Costs" shall have the meaning set forth in Section 10.3 of this Agreement.

          "Default" shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or
(iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

          "Delaware Act" shall mean the General Corporation Law of the State of Delaware.

          "Delaware SecState" shall mean the Secretary of State of the State of Delaware.

          "Dissenting Shares" shall have the meaning set forth in Section 3.1(b) of this Agreement.

          "D&O Insurance" shall have the meaning set forth in Section 8.1(c) of this Agreement.

          "Effective Time" shall mean the time and date specified pursuant to
Section 2.3 of this Agreement as the effective time of the Merger.

          "Employee Benefit Plan" shall mean any (i) nonqualified deferred compensation or retirement plan or arrangement which is an "employee pension benefit plan", as that term is defined in Section 3(2) of ERISA, (ii) qualified defined contribution retirement plan or arrangement which is an employee pension benefit plan, (iii) qualified defined benefit retirement plan or arrangement which is an employee pension benefit plan, (iv) Employee Welfare Benefit Plan or material fringe benefit plan or program, or (v) stock option, stock purchase, stock appreciation, stock or cash bonus, or similar plan or arrangement.

          "Employee Welfare Benefit Plan" shall have the meaning set forth in ERISA Section 3(1).

          "Environmental Agency" means the United States Environmental Protection Agency or any other federal, state, or local agency responsible for regulating or enforcing laws, relating to (i) the protection, preservation, or restoration of the environment (including, without limitation, air, water, vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life, or any other natural resource), and/or
(ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of any substance presently listed, defined, designated, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

          "Environmental Law" shall mean any Law, Permit, Consent, Order, or agreement with any Environmental Agency relating to (i) the protection, preservation, or restoration of the environment (including, without limitation, air, water, vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life, or any other natural resource), and/or (ii) the use, storage, recycling, disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "Fiduciary" shall have the meaning set forth in ERISA Section 3(21).

          "Financial Advisor" shall have the meaning set forth in the Preamble to this Agreement.

          "GAAP" shall mean generally accepted accounting principles in effect in the United States from time to time, as applied by the entity in respect of which the term is used consistently with its past practices.

          "Group" shall have the meaning set forth in the Preamble to this Agreement.

          "Hazardous Materials" shall mean solid waste (as that term is defined under the Resource Conservation and Recovery Act, 42 U.S.C.A. (S) 6901 et seq. ("RCRA"), and the regulations adopted pursuant to RCRA), hazardous waste (as that term is defined under RCRA, and the regulations adopted pursuant to RCRA), hazardous substances (as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C.A. (S) 9601, et seq. ("CERCLA"), and the regulations adopted pursuant to CERCLA), and other pollutants, including, without limitation, any solid, liquid, gaseous, or thermal irritant or contaminant, such as smoke, vapor, soot, fumes, acids, alkalis, or chemicals.

          "HSR Act" shall have the meaning set forth in Section 5.4(c).

          "IRS" shall mean the Internal Revenue Service.

          "Indemnifiable Losses" shall mean any and all Actions, Orders, damages, penalties, fines, costs, amounts paid in settlement or compromise, Liabilities, expenses, fees (including attorneys' fees awarded to third parties), court costs, and reasonable attorneys', expert witnesses', consultants', and accountants' fees and expenses incurred by an indemnified party as a result or by reason of the indemnifying party's breach of its obligations under this

Agreement or violation of Law, except to the extent that such otherwise Indemnifiable Losses arise as a result or by reason of the indemnified party's breach of its obligations under this Agreement or its violation of Law.

          "Knowledge," when used in the phrase "to the Knowledge" or a similar phrase, shall mean the knowledge of the senior executive officers (including, without limitation, the senior executive officers responsible for Tax matters) of PhyAmerica (with respect to PhyAmerica and the PhyAmerica Subsidiaries, as applicable) after reasonable inquiry of the other executive officers and the directors of PhyAmerica or the senior executive offices of Group and Acquisition, as applicable.

          "Liabilities" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Law" shall mean any federal, state, local or foreign statute, code, law, ordinance, regulation, rule, code, order, reporting requirement or licensing requirement, including, without limitation, the Delaware Act and the NCBCA.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, deed of trust, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Person, pledges to secure deposits and other Liens incurred in the ordinary course of the financial institution business, and (iii) Liens which do not materially impair the use of, title to, or the ability to sell or transfer for fair value the Assets subject to such Lien.

          "Material Adverse Event" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Event" shall not be deemed to include the impact of (a) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed Consent of the other Party in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by this Agreement.

          "Merger" shall have the meaning set forth in the Preamble to this Agreement.

          "Merger Consideration" shall have the meaning set forth in Section 3.1(a).

          "Nasdaq" means The Nasdaq Stock Market, Inc. and its Subsidiaries.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "NCBCA" shall mean the North Carolina Business Corporation Act.

          "NC SecState" shall mean the Secretary of State of the State of North Carolina.

          "Operating Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property; provided, however, that with respect to any Operating Property in which a

Party or one of its Subsidiaries holds a security interest only and of which it is neither the owner nor an operator, all representations, warranties, covenants and disclosures in this Agreement, or provided pursuant to this Agreement, shall be to the Knowledge of such Party (and its applicable Subsidiary).

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Ordinary Course of Business" shall mean the ordinary course of business of the Party or its Subsidiary or Subsidiaries respecting which this term is used, conducted in the same manner as theretofore conducted during the two (2) year period preceding the date of this Agreement and consistent with such Party's or Subsidiary's past policies, practices, and methods (including with respect to quantity and frequency) in effect during such two year period.

          "OTCBB" shall mean the Over-the-Counter Bulletin Board administered by the Nasdaq.

          "PBGC" shall mean the Pension Benefit Guaranty Corporation.

          "PCBs" shall have the meaning set forth in Section 5.22(c) of this Agreement.

          "Party" shall mean either PhyAmerica or Group and Acquisition, and "Parties" shall mean all of the foregoing.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of Person or its securities, Assets, or business.

          "Person" shall mean an individual, a partnership, a corporation, a commercial bank, an industrial bank, a savings association, a savings bank, a limited liability company, an association, a joint stock company, a trust, a business trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

          "PhyAmerica" shall have the meaning set forth in the Preamble to this Agreement.

          "PhyAmerica Benefit Plans" shall have the meaning set forth in Section 5.12(a) of this Agreement.

          "PhyAmerica Common Stock" shall have the meaning set forth in the Preamble to this Agreement.

          "PhyAmerica Financial Statements" shall mean (i) the audited consolidated balance sheets of PhyAmerica as of December 31, 2000 and 1999 and the related audited consolidated statements of income, stockholders' equity and cash flows (including related notes, schedules, if any, and independent auditors' reports) for each of the years ended December 31, 2000, 1999 and 1998, as have been Previously Disclosed, (ii) the unaudited consolidated balance sheet of PhyAmerica as of June 30, 2001 and the related unaudited consolidated statements of income, stockholders' equity and cash flows (including related notes, schedules, if any, for the quarter ended June 30, 2001 to be delivered to Group, and (iii) PhyAmerica's unaudited consolidated balance sheet (including related notes and schedules, if any) and the related unaudited consolidated statements of income, stockholders' equity and cash flows for each three-month period ended subsequent to June 30, 2001 as have been or will be provided to Acquisition prior to the Effective Time.

          "PhyAmerica Non-Voting Stock" shall have the meaning set forth in the Preamble to this Agreement.

          "PhyAmerica Options Plans" shall mean PhyAmerica's 1991 Incentive Stock Option Plan, Independent Directors' Stock Option Plan, 1987 Nonqualified Stock Option Plan, 1991 Stock Option Plan, and Deferred Compensation Plan for Outside Directors, and all stock option plans and other plans providing for options to acquire PhyAmerica Common Stock adopted or assumed by PhyAmerica.

          "PhyAmerica Pension Plan" shall have the meaning set forth in Section 5.12(b) of this Agreement.

          "PhyAmerica Preferred Stock" shall mean the authorized, but unclassified, Preferred Stock, and the Junior Participating Preferred Stock.

          "PhyAmerica Retirement Plan" shall mean PhyAmerica's 401(k) Plan.

          "PhyAmerica SEC Reports" shall have the meaning set forth in Section 5.5(a) of this Agreement.

          "PhyAmerica Stock Options" shall mean all options to acquire PhyAmerica Common Stock under the PhyAmerica Options Plans.

          "PhyAmerica Stock Purchase Plan" shall mean PhyAmerica's Amended and Restated Employee Stock Purchase effective January 1, 2001.

          "PhyAmerica Subsidiaries" shall mean all Subsidiaries of PhyAmerica and all Subsidiaries of PhyAmerica's Subsidiaries, direct or indirect, existing as of the date of this Agreement and as of the Effective Time.

          "Plan of Merger" shall have the meaning set forth in Section 2.3 of this Agreement.

          "Preferred Rights" shall mean outstanding Rights to acquire Junior Participating Cumulative Preferred Stock of PhyAmerica under the Rights Agreement between PhyAmerica and First Union National Bank (now Wachovia Bank) dated as of February 26, 1995 and as subsequently amended (the "Rights Agreement").

          "Previously Disclosed" shall mean, as to PhyAmerica and the PhyAmerica Subsidiaries, all information disclosed in a letter delivered by PhyAmerica to Acquisition and all information set forth in any PhyAmerica SEC Report filed by PhyAmerica prior to the date of this Agreement, and, as to Group and Acquisition, all information disclosed in a letter delivered by Group and Acquisition to PhyAmerica, in each case (except with respect to the aforesaid PhyAmerica SEC Reports) making such disclosure specifically referring to this Agreement and arranged in sections, subsection, and items corresponding to the Sections, subsections and items of this Agreement applicable thereto, which letters have been delivered on or before the second business day preceding the date of this Agreement.

          "Prohibited Transaction" shall have the meaning set forth in ERISA
Section 406 and Tax Code Section 4975.

          "Proxy Statement" shall have the meaning set forth in Section 7.8 of this Agreement.

          "Public Shareholders" shall have the meaning set forth in the Preamble to this Agreement.

          "Regulatory Agreement" shall have the meaning set forth in Section 5.11(b) of this Agreement.

          "Regulatory Approvals" shall have the meaning set forth in Section 2.3 of this Agreement.

          "Regulatory Authorities" shall mean, collectively, the SEC, the Nasdaq, the United States Department of Justice and all other federal, state, county, local, or other governmental or regulatory agencies, other governmental authorities and authorities having delegated regulatory authority (including self-regulatory organizations), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

          "Reportable Event" shall have the meaning set forth in ERISA Section 4043.

     "Reserves" shall have the meaning set forth in Section 5.9 of this Agreement.

     "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights or by which a Person is or may be bound to pay cash by reference to the value, or any increase in the value, of shares of the capital stock of such Person.

     "Rights Agreement" shall have the meaning set forth in the definition of Preferred Rights.

     "SEC" shall mean the United States Securities and Exchange Commission.

     "SEC Document" shall mean any registration statement, proxy statement, form, document, report, notice or other filing filed by a Person or any Subsidiary of a Person with the SEC pursuant to the Securities Laws.

     "Securities Laws" shall have the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

     "Shareholders' Meeting" shall have the meaning set forth in Section 7.9 of this Agreement.

     "Significant Contract" shall mean (a) any Contract which evidences or secures indebtedness of a Party (other than a deposit) with a balance outstanding of $100,000 or more, which cannot be redeemed or prepaid at the option of such Person for an amount which, when added to the outstanding principal balance, would be less than $100,000, (b) any Contract, except a lease of real or personal property, to which such Party is a party or by which it is bound, if (i) such Contract was not made in the Ordinary Course of Business by such Party, or (ii) the performance or nonperformance of such contract could either (X) increase the Liabilities or decrease the Assets of the Party, or (Y) decrease the income or increase the expenses of such Party, in each case by $100,000 or more over the remaining term of the Contract, exclusive of all optional renewal periods and extensions of the term; provided, however, that any such Contract shall not be deemed to be a Significant Contract in the event such Party has the contractual right to terminate the Contract in question on 30 days' notice or less, without incurring a penalty or premium in excess of $100,000. It is understood that Significant Contracts do not include loans or commitments to fund loans or to extend credit.

          "Significant Lease" shall mean (a) any lease of real or personal property, or any sublease of real property, by a Party, as lessee, pursuant to which such Party reasonably anticipates the payment of aggregate rent, Taxes, insurance, utilities (if applicable) and other charges in excess of $100,000 over the remaining term of the lease, exclusive of all optional renewal periods and optional extensions of the term (provided, however, that any such lease shall not be deemed a Significant Lease in the event that such Party has the contractual right to terminate the lease in question on 30 days' notice or less, without incurring a penalty or premium in excess of $100,000); or (b) any lease of real or personal property, or any sublease of real property, by such Party, as lessor, pursuant to which such Party reasonably anticipates the collection of aggregate rent in excess of $100,000 over the remaining term of the lease, exclusive of all optional renewal periods and extensions of the term (provided, however, that any such lease shall not be deemed a Significant Lease in the event that such Party has the contractual right to terminate the lease in question on 30 days' notice or less, without incurring a penalty or premium in excess of $100,000).

     "Subsidiaries" shall mean all those non-natural Persons of which the Person in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such Person the equity securities of which are owned or controlled in a fiduciary capacity),
(ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a manager or a managing member, or
(iv) otherwise has the ability to elect a majority of the directors, trustees, managers, or managing members thereof.

     "Surviving Corporation" shall have the meaning set forth in the Preamble to this Agreement.

          "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

          "Tax Code" shall mean the Internal Revenue Code of 1986, as amended.

          "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, any amendment thereof, and any such document of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

          Other terms used herein are defined elsewhere in this Agreement.


                                  ARTICLE II
                     THE MERGERS AND RELATED TRANSACTIONS

          2.1 The Merger. Subject to the terms and conditions of this Agreement, Acquisition shall be merged with and into PhyAmerica, with PhyAmerica as the Surviving Corporation and with the effect set forth in Section 252 of the Delaware Act and Section 55-11-06 of the NCBCA. The Certificate of Incorporation and Bylaws of PhyAmerica and the officers of PhyAmerica shall be those of the Surviving Corporation. As of the Effective Time, the directors of PhyAmerica shall resign and their successors shall be those elected by the shareholder of the Surviving Corporation.

          2.2 Time and Place of Closing. The closing of the Merger and the other transactions contemplated hereby (the "Closing") will take place at the principal offices of Brooks, Pierce McLendon, Humphrey & Leonard, LLP, Suite 2000, 230 North Elm Street, Greensboro, North Carolina at 11:00 o'clock, a.m., on the date that the Effective Time occurs, or at such other prior time, and at such place, as may be mutually agreed upon by PhyAmerica, Group and Acquisition (the "Closing Date").

          2.3 Effective Time. Subject to the terms and conditions of this Agreement, the Merger shall become effective on the later of the date and at the time (the "Effective Time") on which Articles of Merger containing a Plan of Merger in substantially the form of Appendix A hereto (the "Plan of Merger") and the other provisions required by, and executed in accordance with, Section 252 of the Delaware Act and Section 55-11-05 of the NCBCA (the "Articles of Merger") shall have been accepted for filing by (a) the Delaware SecState and (b) the NC SecState, or such later date and time as may be specified in the Articles of Merger. Unless otherwise mutually agreed upon by PhyAmerica and Group and Acquisition, subject to the terms and conditions hereof, the Effective Time shall occur on the first business day following the last to occur of (i) the date that is 30 days after the date of the effective date of the last required Order or Consent of a Regulatory Authority approving or exempting the Merger (the "Regulatory Approvals"), (ii) the expiration of all required waiting periods after the filing of notices with, or the receipt of Regulatory Approvals from, all Regulatory Authorities required for consummation of the Merger and
(iii) the date on which the shareholders of PhyAmerica approve and adopt this Agreement and the transactions contemplated hereby. The separate corporate existence of Acquisition shall thereupon cease, and PhyAmerica shall be the Surviving Corporation.

          2.4 Subsequent Actions. If, at any time after the Effective Time, PhyAmerica shall consider or be advised that any corporate or regulatory filings, regulatory approvals, deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record, or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights or Assets of the Parties acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, and file, if required in the name and on behalf of each of the Parties or otherwise, all such corporate or regulatory filings, deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Parties or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights or Assets in the Surviving Corporation or otherwise to carry out this Agreement.


                                  ARTICLE III
                          MANNER OF CONVERTING SHARES

     3.1  Conversion of Shares.

          (a) Subject to the provisions of this Article III and except as otherwise provided in Section 3.1(b), at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each of the shares of PhyAmerica Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive cash in the amount of $.15, without interest ("Merger Consideration").

          (b) The shares of any shareholder of PhyAmerica who makes a demand for appraisal rights and perfects such demand under applicable provisions of the Delaware Act, who neither votes for or consents to the Merger and who does not withdraw such demand for appraisal shall not be converted into and become a right to receive the Merger Consideration but shall be converted into the right to receive the fair value of such shares in cash, with interest as provided by law, as determined under applicable provisions of the Delaware Act ("Dissenting Shares"). From and after the Effective Time, no holder of Dissenting Shares shall be entitled to vote or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to shareholders of PhyAmerica of record at a date prior to the Effective Time).

          (c) Each of the shares of common stock of Acquisition outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be converted into and become a share of PhyAmerica Common Stock.

     3.2 Conversion of Options. At the Effective Time, each PhyAmerica Stock Option, whether or not then exercisable, shall be converted into and become the right to receive the Merger Consideration less the exercise price of such PhyAmerica Stock Option. To the extent the exercise price of any PhyAmerica Stock Option is greater than the Merger Consideration, and each such PhyAmerica Stock Option shall be deemed cancelled as of the Effective Time.

     3.3 Anti-Dilution Provisions. Except for the issuance of PhyAmerica Common Stock pursuant to the exercise of PhyAmerica Stock Options, in the event that PhyAmerica changes the number of shares of PhyAmerica Common Stock, PhyAmerica Non-Voting Stock, or PhyAmerica Preferred Stock issued and outstanding between the date hereof and the Effective Time or grants additional PhyAmerica Stock Options or other Rights to acquire capital stock of PhyAmerica between the date hereof and the Effective Time, either the Merger Consideration shall be proportionately adjusted or Group and Acquisition may exercise their rights under Article X if they so elect.

     3.4 Transfers. At the Effective Time, the stock transfer books of PhyAmerica shall be closed as to holders of PhyAmerica Common Stock immediately prior to the Effective Time and no transfer of PhyAmerica Common Stock by any such holder shall thereafter be made or recognized except as provided in Section 3.1(a). If, after the Effective Time, certificates are properly presented in accordance with Article IV of this Agreement to First Union National Bank, acting as the conversion agent for PhyAmerica Common Stock (the "Conversion Agent"), such certificates shall be canceled and converted into the right to receive the Merger Consideration as provided in this Agreement.

     3.5 Merger Consideration. At or immediately prior to the Effective Time, Group shall provide to the Conversion Agent (or Paying Agent) cash that will be sufficient to permit the Conversion Agent (or Paying Agent) to make the aggregate Merger Consideration available for use by it as provided herein.

                                  ARTICLE IV
                             CONVERSION OF SHARES

          4.1 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Conversion Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PhyAmerica Common Stock shall pass, only upon proper delivery of such certificates to the Conversion Agent) to the former shareholders of PhyAmerica other than holders of Dissenting Shares. After the Effective Time, each holder of shares of PhyAmerica Common Stock issued and outstanding immediately prior to the Effective Time shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the Conversion Agent and promptly upon surrender shall receive in exchange therefor the Merger Consideration provided for in this Agreement. The Surviving Corporation shall not be obligated to deliver the Merger Consideration to which any former holder of PhyAmerica Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of PhyAmerica Common Stock for exchange as provided in this
Article IV. Any certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the Person requesting such exchange shall affix any requisite stock transfer Tax stamps to the certificate surrendered, shall provide funds for their purchase or for any transfer or other Taxes required by reason of the delivery of such certificate, or shall establish to the satisfaction of the Conversion Agent that such Taxes have been paid or are not payable. In the event any certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to ownership of such certificate by the Person claiming such certificate to be lost, stolen or destroyed and the receipt by the Conversion Agent of appropriate and customary indemnification, the Conversion Agent will pay the cash consideration required by this Agreement to such Person in respect of the shares of PhyAmerica Common Stock represented by such certificate for such lost, stolen or destroyed certificate. Approval of this Agreement, the Plan of Merger, and the transactions contemplated herein by the shareholders of PhyAmerica shall constitute ratification of the appointment of the Conversion Agent.

          4.2 Abandoned Property. Any portion of the Merger Consideration made available to the Conversion Agent under Article III that remains unclaimed by holders of PhyAmerica Common Stock six (6) months after the Effective Time shall be returned within ten (10) days thereafter, without further request or action, to the Surviving Corporation, and any such holder who has not exchanged his shares of PhyAmerica Common Stock as provided in this Article IV prior to that time shall thereafter look only to the Surviving Corporation for payment of Merger Consideration in respect of such shares.

          Any other provision of this Agreement notwithstanding, none of the Parties, the Surviving Corporation, the Conversion Agent or any Affiliate of the foregoing shall be liable to a holder of PhyAmerica Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.


                                   ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF PHYAMERICA

          PhyAmerica represents and warrants to Group and Acquisition as follows:

          5.1 Organization, Standing, and Authority. PhyAmerica is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of Assets or the conduct of its business requires it to be so qualified and the failure to do so would constitute a Material Adverse Event. PhyAmerica has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and business, and to execute, deliver and perform its obligations under this Agreement. Except as Previously Disclosed, PhyAmerica has in effect all Permits necessary for it to own or lease its Assets and to carry on its business as now conducted.

     5.2  Capital Stock.

          (a) The authorized capital stock of PhyAmerica consists of (i) 100,000,000 shares of PhyAmerica Common Stock of which 43,694,987 shares were issued and outstanding on date of this Agreement, 2001; (ii) 100,000,000 shares of PhyAmerica Non-Voting Stock, none of which shares are issued and outstanding on the date of this Agreement, and (iii) 10,000,000 shares of Preferred Stock without classification, none of which are issued and outstanding on the date of this Agreement; and 500,000 shares of Junior Participating Preferred Stock, none of which shares of PhyAmerica Preferred Stock were issued and outstanding on date of this Agreement. All of the issued and outstanding shares of PhyAmerica Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of PhyAmerica Common Stock has been issued in violation of any preemptive Rights. Except for the PhyAmerica Stock Options and the Preferred Rights, there are no other shares of capital stock or other equity securities of PhyAmerica outstanding and no Rights relating to the capital stock of PhyAmerica. There are outstanding PhyAmerica Stock Options to acquire no more than 681,935 shares of PhyAmerica Common Stock. PhyAmerica has reserved a total of 9.5 million shares of PhyAmerica Common Stock with respect to the PhyAmerica Option Plans.

          (b) The PhyAmerica Common Stock is duly registered under the 1934 Act and transactions therein are quoted on the OTCBB. The PhyAmerica Common Stock is not subject to any restrictions as to transfer thereof (exclusive of restrictions respecting shares of PhyAmerica Common Stock held by its directors, officers or other "affiliates" imposed in accordance with the Securities Laws). Except as Previously Disclosed, as of the date hereof, no Person is a beneficial owner of, or has a Right to own beneficially, five percent (5%) or more of the PhyAmerica Common Stock. For purposes of this Section 5.2, the term "beneficial owner" shall have the meaning provided in Rule 13d-3 of the rules and regulations of the SEC as in effect on the date hereof.

     5.3  PhyAmerica Subsidiaries.

          (a) Each of the PhyAmerica Subsidiaries (i) is duly organized, validly existing and in good standing under the Laws of the state or other jurisdiction of its incorporation, (ii) is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where both its ownership or leasing of Assets or the conduct of its business requires it to be so qualified and the failure to do so would constitute a Material Adverse Event, and (iii) has all requisite corporate power and authority to, and, except as Previously Disclosed, has in effect all Permits necessary for it to, carry on its business as now conducted and to own, lease and operate its Assets and business. Other than the PhyAmerica Subsidiaries, PhyAmerica neither owns nor controls five percent (5%) or more of the outstanding equity securities, either directly or indirectly, of any Person.

          (b) PhyAmerica is the direct, record and beneficial owner of 100% of the outstanding shares of the capital stock of each of the PhyAmerica Subsidiaries which are its direct subsidiaries, and the PhyAmerica's direct Subsidiaries are the direct, record and beneficial owners of 100% of the outstanding shares of capital stock of each of the PhyAmerica Subsidiaries which are indirect Subsidiaries of PhyAmerica. All of the shares of capital stock of each of the PhyAmerica Subsidiaries are fully paid and nonassessable and are owned by PhyAmerica or another PhyAmerica Subsidiary free and clear of any Lien other than as previously disclosed. No equity securities of any PhyAmerica Subsidiary are or may become required to be issued or sold (other than to PhyAmerica or another PhyAmerica Subsidiary) under any Rights.

     5.4  Authorization of Merger

          (a) The execution and delivery of this Agreement by PhyAmerica and the consummation of the transactions contemplated hereby to which it is a party have been duly and validly authorized by all necessary corporate action in respect thereof on the part of PhyAmerica subject to the approval of the shareholders of PhyAmerica to the extent required by applicable Law. This Agreement, subject to such PhyAmerica shareholder approval and Regulatory Approvals, represents a legal, valid and binding obligation of PhyAmerica enforceable against PhyAmerica in accordance with its terms.

          (b) Neither the execution and delivery of this Agreement by PhyAmerica, nor the consummation by it of the transactions contemplated hereby to which it is a party, nor compliance by it with any of the provisions hereof will (i) conflict with or result in a breach of any provision of the Certificate of Incorporation or

Bylaws of PhyAmerica or any PhyAmerica Subsidiary or any resolutions adopted by the Board of Directors of PhyAmerica or any PhyAmerica Subsidiary, (ii) constitute or result in a Default under, or require any Consent pursuant to, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any Asset of PhyAmerica or any PhyAmerica Subsidiary under any Contract or Permit of PhyAmerica or any PhyAmerica Subsidiary, or (iii) subject to receipt of all requisite shareholder approvals, Consents and Regulatory Approvals, violate any Law or Order applicable to PhyAmerica or any PhyAmerica Subsidiary or any of their respective Assets.

          (c) Other than (i) in connection or compliance with the provisions of applicable Securities Laws and the rules and regulations of the Nasdaq and its Subsidiaries, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the IRS or the PBGC with respect to any employee benefit plans, or under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iv) filings of the Articles of Merger with the Delaware SecState and the NC SecState, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by PhyAmerica of the Merger, or the other transactions contemplated in this Agreement.

     5.5  SEC Filings; Financial Statements.

          (a) PhyAmerica has filed and made available to Group and Acquisition all SEC Documents required to be filed by PhyAmerica since December 31, 1998 (the "PhyAmerica SEC Reports"). The PhyAmerica SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such PhyAmerica SEC Reports or necessary in order to make the statements in such PhyAmerica SEC Reports, in light of the circumstances under which they were made, not misleading. No PhyAmerica Subsidiary is registered or operates as a broker, dealer, or investment advisor, and no PhyAmerica Subsidiary is required to file any SEC Documents.

          (b) PhyAmerica (i) has delivered (or will deliver, when issued) to Group and Acquisition copies of the PhyAmerica Financial Statements. The PhyAmerica Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or will be in accordance with the books and records of PhyAmerica, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, (ii) comply or will comply when issued in all material respects with the requirements of the Securities Laws and the rules and regulations of the SEC promulgated under the Securities Laws, (iii) present or will present fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of PhyAmerica as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments which were not or, to the Knowledge of PhyAmerica, are not expected to be material in amount, and (iv) with respect to the PhyAmerica Financial Statements as of and for the years ended December 31, 2000, December 31, 1999 and December 31, 1998, have been, and with respect to the PhyAmerica Financial Statements as of and for the year ended December 31, 2001 will be, audited and reported upon by independent certified public accountants.

     5.6  Books and Corporate Records.

          (a) Except as Previously Disclosed, the books of account of PhyAmerica and the PhyAmerica Subsidiaries have been maintained in substantial compliance with all applicable legal and accounting requirements and in such manner as to reflect accurately their respective items of income and expense and all of their respective Assets, Liabilities and stockholders' equity. Except as Previously Disclosed, PhyAmerica and the PhyAmerica Subsidiaries have filed all material reports and returns, including Tax Returns, required by any Law to be filed and have duly paid or accrued on their respective books of account all Taxes and charges due pursuant to such reports and returns, or assessed against any of them, including, without limitation, all such reports, statements and assessments which PhyAmerica or PhyAmerica Subsidiary is required to have filed or paid pursuant to all Laws, none of which reports, returns, statements or assessments has been the subject of any material objection by the Regulatory Authority with which filed.

          (b) The minute books of PhyAmerica and each PhyAmerica Subsidiary accurately reflect in all material respects the corporate actions which its shareholders and Board of Directors, and all committees thereof, have taken during the time periods covered by such minute books. Such minute books have been or will be made available to Acquisition and its representatives.

     5.7 Absence of Undisclosed Liabilities. Except as Previously Disclosed or reflected in any PhyAmerica SEC Report filed since December 31, 2000, and prior to the date hereof, since December 31, 2000, neither PhyAmerica nor any PhyAmerica Subsidiary has incurred or paid any Liability which could constitute a Material Adverse Event.

     5.8  Tax Matters.

          (a) Except as Previously Disclosed, all Tax Returns required to be filed by or on behalf of PhyAmerica or any PhyAmerica Subsidiary have been timely filed, or requests for extensions have been timely filed and granted and have not expired, for periods ending on or before January 1, 2001, and all such Tax Returns filed are complete and accurate in all material respects. All Taxes due under such Tax Returns have been paid. Except as Previously Disclosed, there is no audit examination, deficiency or refund litigation or matter in controversy with respect to any material amount of Taxes. All Taxes due from PhyAmerica or any PhyAmerica Subsidiary with respect to completed and settled examinations or concluded Tax litigation have been paid.

          (b) Except as Previously Disclosed, neither PhyAmerica nor any PhyAmerica Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

          (c) Adequate provision for any Taxes due or to become due from PhyAmerica or any PhyAmerica Subsidiary for any period or periods through and including December 31, 1999, has been made and is reflected in the December 31, 2000 consolidated financial statements of PhyAmerica included in the PhyAmerica Financial Statements.

          (d) Deferred Taxes of PhyAmerica and each PhyAmerica Subsidiary have been provided for in the PhyAmerica Financial Statements in accordance with GAAP.

          (e) PhyAmerica and each of the PhyAmerica Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Tax Code Section 3406, except for such instances of noncompliance and such omissions as are not reasonably likely to constitute a Material Adverse Event.

          (f) Neither PhyAmerica nor any PhyAmerica Subsidiary has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Sections 162(m) or 280G of the Tax Code.

          (g) There has not been an ownership change, as defined in Tax Code
Section 382(g), of PhyAmerica or any PhyAmerica Subsidiary that occurred during or after any taxable period in which PhyAmerica and the PhyAmerica Subsidiaries incurred a net operating loss that carries over to any taxable period ending after December 31, 2000.

          (h) Neither PhyAmerica nor any PhyAmerica Subsidiary has or has had in any foreign country a permanent establishment, as defined in any applicable Tax treaty or convention between the United States and such foreign country.

     5.9 Reserves. The reserves for accounts receivable under fee-for-service contracts (the "Reserves") shown on the consolidated statements of financial condition of PhyAmerica as of June 30, 2001 included in the PhyAmerica Financial Statements were, and the Reserves shown on the consolidated statements of financial condition of PhyAmerica as of dates subsequent to the execution of this Agreement included in the PhyAmerica

Financial Statements will be, in each case as of the dates thereof, in the opinion of management of PhyAmerica, adequate to provide for losses relating to such accounts receivable.

     5.10 Assets. Except as Previously Disclosed, PhyAmerica and each PhyAmerica Subsidiary has good and marketable title to all its material Assets, including, but not limited to, all material Assets reflected in the consolidated balance sheet of PhyAmerica as of December 31, 2000 included in the PhyAmerica Financial Statements or reflected in the notes thereto, and all Assets purchased by PhyAmerica or a PhyAmerica Subsidiary since such date, except for such Assets which have been sold or otherwise disposed of in the Ordinary Course of Business, are in each case free and clear of all Liens, except for (a) Liens Previously Disclosed, (b) zoning ordinances, easements of record, permits and other restrictions or limitations on the use of real property which do not materially detract from the value of, or impair the use of, such property by PhyAmerica or a PhyAmerica Subsidiary in the operation of its business, (c) Liens for current Taxes on property not yet due, and (d) Liens which do not materially affect the operation of the business of PhyAmerica or a PhyAmerica Subsidiary. PhyAmerica has Previously Disclosed all material Assets which have been purchased or disposed of by PhyAmerica or a PhyAmerica Subsidiary since December 31, 2000. PhyAmerica has Previously Disclosed all business locations of PhyAmerica and the PhyAmerica Subsidiaries, including whether such locations are owned or leased and a statement of when such locations were first occupied by PhyAmerica or a PhyAmerica Subsidiary.

     5.11  Compliance with Laws.

           (a) Except as Previously Disclosed, PhyAmerica and each PhyAmerica Subsidiary is in compliance in all material respects with all Laws, any Regulatory Agreements and its internal policies and procedures.

           (b) Except as Previously Disclosed, neither PhyAmerica nor any PhyAmerica Subsidiary has received any notification or communication from, or consented to, entered into or been subjected to any Order with, any Regulatory Authority, (i) asserting that it is not in substantial compliance with any of the Laws which such Regulatory Authority has promulgated or enforces, or the internal policies and procedures of such company, (ii) threatening to revoke any Permit, (iii) requiring or threatening to require it, or indicating that it may be required, to enter into a cease and desist Order restricting or limiting or purporting to restrict or limit in any manner its operations, including, without limitation, any restriction on the payment of dividends, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner its operations, including, without limitation, any restriction on the payment of dividends (any such notification, communication, memorandum, agreement or order described in this sentence herein referred to as a "Regulatory Agreement"). True and correct copies of all Regulatory Agreements, if any, have been or will be delivered to Group and Acquisition by PhyAmerica.

           (c) Neither PhyAmerica nor any PhyAmerica Subsidiary :

                    (i) is in Default under any of the provisions of its certificate or articles of incorporation or bylaws (or other governing instruments); or

                    (ii) is in Default under any Orders applicable to its
               business or employees conducting its business.

     5.12  Employee Benefit Plans.

           (a) PhyAmerica has Previously Disclosed, and has delivered to Group and Acquisition true and correct copies in each case of, all pension, retirement, profit-sharing, supplemental retirement, deferred compensation, stock appreciation right, stock option, employee stock ownership, employee stock purchase, severance pay, vacation, bonus, or other incentive plan, all other written or unwritten employee programs or Contracts, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by PhyAmerica, any PhyAmerica Subsidiary or any ERISA Affiliate thereof for the benefit of current or former officers or employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate, including all amendments thereto adopted and effective since the most recent restatement thereof (collectively, the "PhyAmerica Benefit Plans"). In addition, PhyAmerica has delivered to Group and Acquisition (i) with respect to each PhyAmerica Benefit Plan, including any amendment thereto, the most recent determination letter, if any, issued by the IRS, (ii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any PhyAmerica Benefits Plan with respect to the most recent three plan years, and (iii) the most recent summary plan descriptions (and any material modifications thereto). Any of the PhyAmerica Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "PhyAmerica ERISA Plan." Each PhyAmerica ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Tax Code) is referred to herein as a "PhyAmerica Pension Plan." No PhyAmerica Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (b) All PhyAmerica Benefit Plans and any related trusts, to the extent applicable, are in compliance with the applicable terms of ERISA, the Tax Code, any other applicable Laws, and the written terms of such PhyAmerica Benefit Plans, the breach or violation of which are reasonably likely to constitute a Material Adverse Event with respect to PhyAmerica. Neither PhyAmerica nor any PhyAmerica Subsidiary has received notice from any governmental authority, including the IRS, questioning or challenging such compliance. Each PhyAmerica ERISA Plan which is intended to be qualified under Section 401(a) of the Tax Code has received a favorable determination letter from the IRS, and PhyAmerica is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Neither PhyAmerica nor any PhyAmerica Subsidiary has engaged in a transaction with respect to any PhyAmerica Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject PhyAmerica or any PhyAmerica Subsidiary to a Tax imposed by either Section 4975 of the Tax Code or Section 502(i) of ERISA in amounts which are reasonably likely to constitute a Material Adverse Event with respect to PhyAmerica.

          (c) No PhyAmerica Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan's most recent actuarial valuations. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any PhyAmerica Pension Plan, (ii) no change in the actuarial assumptions with respect to any PhyAmerica Pension Plan, and
(iii) no increase in benefits under any PhyAmerica Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to constitute a Material Adverse Event or materially adversely affect the funding status of any such plan. Neither any PhyAmerica Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by PhyAmerica or any PhyAmerica Subsidiary, or the single-employer plan of any entity which is considered one employer with PhyAmerica under Section 4001 of ERISA or Section 414 of the Tax Code or Section 302 of ERISA (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Tax Code or Section 302 of ERISA, which is reasonably likely to constitute a Material Adverse Event. Neither PhyAmerica nor any PhyAmerica Subsidiary has provided, or is required to provide, security to a PhyAmerica Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Tax Code.

          (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by PhyAmerica or any PhyAmerica Subsidiary with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to constitute a Material Adverse Event with respect to PhyAmerica. Neither PhyAmerica nor any PhyAmerica Subsidiary has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to constitute a Material Adverse Event. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any PhyAmerica Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) Neither PhyAmerica nor any PhyAmerica Subsidiary has any Liability for retiree health and life benefits under any of the PhyAmerica Benefit Plans and there are no restrictions on the rights of PhyAmerica or any PhyAmerica Subsidiary to amend or terminate any such retiree health or benefit plan without incurring any Liability thereunder, which Liability is reasonably likely to constitute a Material Adverse Event with respect to PhyAmerica.

          (f) Except as disclosed in PhyAmerica SEC Reports, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of PhyAmerica or any PhyAmerica Subsidiary from PhyAmerica or any PhyAmerica Subsidiary under any PhyAmerica Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any PhyAmerica Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to constitute a Material Adverse Event with respect to PhyAmerica.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of PhyAmerica or any PhyAmerica Subsidiary and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Tax Code or Section 302 of ERISA, have been fully reflected on the PhyAmerica Financial Statements to the extent required by and in accordance with GAAP.

          (h) There are no unresolved claims or disputes under the terms of, or in connection with, the PhyAmerica Benefit Plans other than claims for benefits which are payable in the Ordinary Course of Business, and no Action has been commenced with respect to any PhyAmerica Benefit Plan.

          (i) All PhyAmerica Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the PhyAmerica Benefit Plans are correct and complete in all material respects, and there have been no changes in the information set forth therein.

          (j) All Liabilities of PhyAmerica or any PhyAmerica Subsidiary arising out of or related to PhyAmerica Benefit Plans are reflected in the PhyAmerica Financial Statements in accordance with GAAP.

          (k) All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each such PhyAmerica Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Tax Code
Section 4980B have been met with respect to each such PhyAmerica Benefit Plan which is an Employee Welfare Benefit Plan and which is subject to such requirements.

          (l) All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such PhyAmerica Benefit Plan which is a PhyAmerica ERISA Plan.

     5.13 Commitments and Contracts. Except as Previously Disclosed, neither PhyAmerica nor any PhyAmerica Subsidiary is a party or subject to any of the following:

          (a) any employment Contract (including any Contracts with respect to severance or termination pay Liabilities or fringe benefits) with any present or former officer, director, employee or spouse thereof, including in any such Person's capacity as a consultant;

          (b) any labor Contract with any labor union;

          (c) any Contract which limits its ability to compete in any line of business or which involves any restriction of the geographic area in which it may carry on its business (other than as may be required by law or applicable Regulatory Authorities), or which would restrict in any way the ability of the Surviving Corporation to so compete; or

          (d) any Significant Contract or Significant Lease.

          5.14 Material Contract Defaults. Except as Previously Disclosed, neither PhyAmerica nor any PhyAmerica Subsidiary is, and none of them has received any notice or has any Knowledge that any other party is, in Default in any respect under any Contract to which PhyAmerica or any PhyAmerica Subsidiary is a party or by which PhyAmerica or any PhyAmerica Subsidiary or the respective Assets, business or operations may be bound or affected or under which it or its Assets, business or operations receives benefits, except for those Defaults which would not constitute a Material Adverse Event, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a Default.

          5.15 Legal Proceedings. Except as Previously Disclosed, there are no Actions instituted or pending or, to the Knowledge of PhyAmerica, threatened against PhyAmerica or any PhyAmerica Subsidiary, or against any Asset of PhyAmerica or any PhyAmerica Subsidiary, that if decided adversely to it could constitute a Material Adverse Event or that might reasonably be expected to threaten or significantly impede the consummation of the transactions contemplated by this Agreement. Neither PhyAmerica nor any PhyAmerica Subsidiary is subject to any Order that could constitute a Material Adverse Event or that might reasonably be expected to threaten or significantly impede the consummation of the transactions contemplated by this Agreement.

          5.16 Absence of Certain Changes or Events. Since June 30, 2001, except (i) as disclosed in any PhyAmerica SEC Report filed since June 30, 2001 and prior to the date hereof or (ii) as Previously Disclosed, neither PhyAmerica nor any PhyAmerica Subsidiary has (A) failed to operate in the Ordinary Course of Business, (B) suffered any change that could constitute a Material Adverse Event, (C) incurred any material Liabilities or engaged in any material transaction or entered into any material Contract outside of the Ordinary Course of Business, (D) increased the salaries, compensation or general benefits payable to its directors or employees other than in the Ordinary Course of Business, (E) suffered any loss, destruction or damage to any of its Assets that could constitute a Material Adverse Event, (F) made a material acquisition or disposition of any Assets or entered into any Significant Contract or Significant Lease other than in the Ordinary Course of Business, or (G) taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of PhyAmerica provided in Article VII.

          5.17 Reports. Since December 31, 1998, PhyAmerica has filed all reports and statements, together with all amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. A copy of each such report or document has been delivered to Group and Acquisition. As of their respective dates, each such report or document complied in all material respects with applicable Laws enforced or promulgated by the respective Regulatory Authorities, and no such report contained any information that was false or misleading with respect to any material fact or omitted to state any material fact necessary in order to make the statements therein not misleading.

          5.18 Insurance. PhyAmerica and each PhyAmerica Subsidiary is presently insured, and during each of the past five (5) calendar years has been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of PhyAmerica or such PhyAmerica Subsidiary provide adequate coverage against loss, and the fidelity bonds in effect as to which PhyAmerica and/or a PhyAmerica Subsidiary is a named insured are sufficient for their purpose.

          5.19 Labor. No work stoppage involving PhyAmerica or any PhyAmerica Subsidiary is pending or, to the Knowledge of PhyAmerica, threatened.
PhyAmerica and each PhyAmerica Subsidiary has complied in all material respects with all Laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, and no Person has asserted that PhyAmerica or any PhyAmerica Subsidiary has Liabilities for any arrears or wages or any Taxes or penalties for failure to comply with any of the foregoing. Except as Previously Disclosed, there is no Action by any Person pending or threatened, against PhyAmerica or any PhyAmerica Subsidiary (or any of the employees thereof), involving employment discrimination, sexual harassment, wrongful discharge or similar claims. Employees of PhyAmerica and the PhyAmerica Subsidiaries are not represented by any labor union, and no labor union is attempting to certify a collective bargain unit of any such employees or engaging in any other organizational activity.

          5.20 Material Interests of Certain Persons. Except as Previously Disclosed, no officer or director of PhyAmerica or any PhyAmerica Subsidiary, or any "associate" (as such term is defined in Rule 14a-1 under the 1934 Act) of any such officer or director, has any material interest in any Significant Contract or Significant Lease or any Asset used in or pertaining to the business of PhyAmerica or any PhyAmerica Subsidiary.

          5.21 Registration Obligation. Except as Previously Disclosed, neither PhyAmerica nor any PhyAmerica Subsidiary is under any obligation, contingent or otherwise, which will survive the Merger by reason of any Contract to register any of its securities or Rights relating thereto under the 1933 Act.

          5.22  Environmental Matters.

                (a) PhyAmerica and each PhyAmerica Subsidiary and their respective Participation Facilities and Operating Properties are, and have been, in compliance with all Environmental Laws and are not subject to Liabilities under Environmental Laws, except for violations and Liabilities which are not reasonably likely to constitute a Material Adverse Event.

                (b) There is no Action pending or, to the Knowledge of PhyAmerica, threatened before any court, governmental agency, or authority or other forum in which PhyAmerica, any PhyAmerica Subsidiary or any of their respective Operating Properties or Participation Facilities has been or, with respect to threatened Action, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by PhyAmerica, any PhyAmerica Subsidiary or any of their respective Operating Properties or Participation Facilities, except for such Action pending or threatened that is not reasonably likely to constitute a Material Adverse Event, nor is there any reasonable basis for any Action of a type described in this sentence, except such as is not reasonably likely to constitute a Material Adverse Event.

                (c) During the period of (i) any PhyAmerica's or any PhyAmerica Subsidiary's ownership or operation of any of their respective current properties, (ii) PhyAmerica's or any PhyAmerica Subsidiary's participation in the management of any Participation Facility, or (iii) PhyAmerica's or any PhyAmerica Subsidiary's holding of a security interest in an Operating Property,
(1) there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, Participation Facilities or Operating Properties,
(2) no Hazardous Materials have been generated, treated, stored, or disposed of at, or transported to or from, any such property, Operating Property or Participation Facility at any time, except in compliance with the Environmental Laws, (3) no friable asbestos containing material is or has been in use, or is or has been stored or disposed of on or upon any such property, Operating Property or Participation Facility, (4) no polychlorinated biphenyls ("PCBs") are or have been located on or in any such property, Operating Property or Participation Facility in any form or device, including, without limitation, in the form of electrical transformers, fluorescent light fixtures with ballasts, or cooling oils, except in compliance with the Environmental Laws, and (5) no underground storage tanks are or have been located on any such property, Operating Property or Participation Facility and subsequently removed or filled except in compliance with all Environmental Laws, except such as are not reasonably likely to constitute a Material Adverse Event. Prior to the period of (i) PhyAmerica's or any PhyAmerica Subsidiary's ownership or operation of any of their respective current properties, (ii) PhyAmerica's or any PhyAmerica Subsidiary's participation in the management of any Participation Facility, or
(iii) PhyAmerica's or any PhyAmerica Subsidiary's holding of a security interest in an Operating Property, to the Knowledge of PhyAmerica, (1) there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, (2) no Hazardous Materials were generated, treated, stored, or disposed of at, or transported to or from, any such property, Operating Property or Participation Facility at any time, except in compliance with the Environmental Laws, (3) no friable asbestos containing material were used, stored, or disposed of on or upon any such property, Operating Property or Participation Facility, (4) no PCBs were located on or in any such Operating Property or Participation Facility in any form or device, including, without limitation, in the form of electrical transformers, fluorescent light fixtures with ballasts, or cooling oils, except in compliance with the Environmental Laws, and (5) no underground storage tanks were located on any such property, Operating Property or Participation Facility and subsequently removed or filled except in compliance with all Environmental Laws, except such as are not reasonably likely to constitute a Material Adverse Event.

          5.23 Regulatory Approval. Neither PhyAmerica nor any PhyAmerica Subsidiary has taken or agreed to take any action nor does PhyAmerica have any Knowledge of any fact or circumstance that would significantly impede or delay receipt of any Regulatory Approval.

          5.24 Brokers and Finders. Except for the Financial Advisor, neither PhyAmerica, its Board of Directors or any committee thereof, nor any of its officers, directors or employees has employed any broker or finder or incurred any Liability for any financial advisory fees, brokerage fees, commissions or finders' fees, and no broker or finder has acted directly or indirectly for PhyAmerica in connection with this Agreement or the transactions contemplated hereby.

          5.25 State Takeover Laws. PhyAmerica and each PhyAmerica Subsidiary has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws.

          5.26 Charter Provisions. PhyAmerica and each PhyAmerica Subsidiary has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the certificate or articles of incorporation, bylaws, or other governing instruments of PhyAmerica or any PhyAmerica Subsidiary.

          5.27 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by PhyAmerica, any PhyAmerica Subsidiary or any Affiliate thereof to Acquisition pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information included or to be included by PhyAmerica in the Proxy Statement to be mailed to PhyAmerica's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by PhyAmerica, any PhyAmerica Subsidiary or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of PhyAmerica, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholder's Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that PhyAmerica, any PhyAmerica Subsidiary or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.


                                   ARTICLE VI
            REPRESENTATIONS AND WARRANTIES OF GROUP AND ACQUISITION

          Group and Acquisition each represent and warrant to PhyAmerica as follows:

          6.1 Organization, Standing and Authority. Each of Group and Acquisition is a corporation duly organized, validly existing and in good standing under the Laws of the State of North Carolina, and is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where both its ownership or leasing of Assets or the conduct of its business requires it to be so qualified and the failure to do so would constitute a Material Adverse Event. Each of Group and Acquisition has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and business, and to execute, deliver and perform its obligations under this Agreement.

          6.2 Subsidiaries. Acquisition is Group's only Subsidiary. Acquisition has no Subsidiaries.

     6.3  Authorization of Merger and Related Transactions.

          (a) The execution and delivery of this Agreement by Group and Acquisition and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of them. This Agreement subject to receipt of all required Regulatory Approvals, represents a legal, valid and binding obligation of Group and Acquisition, enforceable against each of them in accordance with its terms.

          (b) Neither the execution and delivery of this Agreement by Group and Acquisition, nor the consummation by Group and Acquisition of the transactions contemplated hereby to which it is a party, nor compliance by it with any of the provisions hereof will (i) conflict with or result in a breach of any provision of Articles of Incorporation or Bylaws of either of them or (ii) constitute or result in a Default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any Assets of either of them, or (iii) subject to receipt of all required Regulatory Approvals, violate any Law applicable to either of them or any of their respective Assets.

          (c) Other than (i) in connection or compliance with the provisions of applicable Securities Laws, (ii) Consents required from Regulatory Authorities,
(iii) notices to or filings with the IRS or the PBGC with respect to any employee benefit plans, or under the HSR Act, and (iv) filings of the Articles of Merger with the Delaware SecState and the NC SecState, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by Group and Acquisition of the Merger and the other transactions contemplated in this Agreement.

     6.4 Legal Proceedings. Except as Previously Disclosed, there are no Actions, instituted or pending or, to the Knowledge of Group and Acquisition, threatened against Group or Acquisition, or against any of their respective Assets that, if decided adversely to either of them, could constitute a Material Adverse Event or that might reasonably be expected to threaten or significantly impede the consummation of the transactions contemplated by this Agreement. Neither Group nor Acquisition is subject to any Order might reasonably be expected to threaten or significantly impede the consummation of the transactions contemplated by this Agreement.

     6.5 Regulatory Approvals. Neither Group nor Acquisition has taken or agreed to take any action or has any Knowledge of any fact or circumstance that would significantly impede or delay receipt of any Regulatory Approval.

     6.6 Brokers and Finders. Neither Group nor Acquisition nor any of their respective officers, directors or employees has employed any broker or finder on a fee basis or incurred any Liability for any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or the transactions contemplated hereby.

     6.7 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by Group and Acquisition or any Affiliate of either of them to PhyAmerica pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Group and Acquisition or any Affiliate of either of them for inclusion in the Proxy Statement to be mailed to PhyAmerica's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by Group, Acquisition, or any Affiliate of either of them with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of PhyAmerica, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Group, Acquisition or any Affiliate of either of them is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.


                                  ARTICLE VII
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

          7.1 Affirmative Covenants of PhyAmerica. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Group and Acquisition shall have been obtained, and except as otherwise expressly contemplated herein, PhyAmerica shall and shall cause each of the PhyAmerica Subsidiaries to (a) operate its business only in the Ordinary Course of Business, (b) preserve intact its business organization and Assets, use its reasonable efforts to retain the services of its officers and key employees, and maintain its rights and franchises, (c) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, and (d) consult with Group and Acquisition prior to purchasing (or otherwise acquiring), or selling (or otherwise disposing of) any Asset with a cost or book value in excess of $100,000.

          7.2 Negative Covenants of PhyAmerica. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Group and Acquisition shall have been obtained, and except as otherwise expressly contemplated herein, PhyAmerica covenants and agrees that it will not do or agree or commit to do, or permit any PhyAmerica Subsidiary to do or agree or commit to do, any of the following:

               (a) amend its Certificate of Incorporation, Bylaws, or other governing instruments; or

               (b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $100,000 except in its Ordinary Course of Business; or

               (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the Ordinary Course of Business under PhyAmerica Benefit Plans), directly or indirectly, any shares, or any securities or any Rights convertible into any shares, of the capital stock of PhyAmerica or any PhyAmerica Subsidiary, or declare or pay any dividend or make any other distribution in respect of PhyAmerica capital stock; or

               (d) except pursuant to the exercise of PhyAmerica Stock Options outstanding as of the date hereof pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any shares of PhyAmerica Common Stock, PhyAmerica Preferred Stock or any other capital stock of PhyAmerica or any PhyAmerica Subsidiary, or any Rights; or

               (e) adjust, split, combine, or reclassify any capital stock of PhyAmerica or any PhyAmerica Subsidiary or issue or authorize the issuance of any Rights or other securities in respect of or in substitution for shares of PhyAmerica Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of PhyAmerica or any PhyAmerica Subsidiary; or

               (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of five years or less, purchase, agree to purchase or otherwise incur an obligation to purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a PhyAmerica Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with the creation of new wholly-owned PhyAmerica Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

               (g) grant any increase in compensation or benefits to the employees or officers of PhyAmerica or any PhyAmerica Subsidiary, except in accordance with its Ordinary Course of Business or as required by Law; pay any retirement or pension allowance not required by a PhyAmerica Benefit Plan; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; and enter into or amend any severance agreements with officers of PhyAmerica or any PhyAmerica Subsidiary; grant any increase in fees or other increases in compensation or other benefits to directors of PhyAmerica or any PhyAmerica Subsidiary; or voluntarily accelerate the vesting of any PhyAmerica Options or other stock-based compensation or employee benefits or other Rights; or

          (h) enter into or amend any employment Contract between PhyAmerica or any PhyAmerica Subsidiary and any Person (unless such amendment is required by Law) that PhyAmerica or any PhyAmerica Subsidiary does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of PhyAmerica or any PhyAmerica Subsidiary or terminate or withdraw from, or amend, any PhyAmerica Benefit Plan other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the Tax qualified status of any such plan, or make any distributions from any PhyAmerica Benefit Plan, except as required by Law, the terms of such PhyAmerica Benefit Plan or in the Ordinary Course of Business; or

          (j) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Action other than in the Ordinary Course of Business, settle any Action involving any Liability of PhyAmerica or any PhyAmerica Subsidiary for material money damages or restrictions upon the operations of PhyAmerica or any PhyAmerica Subsidiary; or

          (l) except in the Ordinary Course of Business, enter into, modify, amend, or terminate any material Contract or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of Group and Acquisition. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of PhyAmerica shall have been obtained, and except as otherwise expressly contemplated herein, neither Group nor Acquisition shall take any action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have a material adverse affect on any of the business, material Assets, financial condition or results of operations of such Party, and (ii) would cause or constitute a material breach of any of its representations, warranties, agreements, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, as applicable, such financial statements will fairly present the consolidated financial position of the Party filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

     7.6 Confidentiality. Each Party shall, and shall cause its Affiliates, advisors and representatives to, (i) hold confidential all information obtained in connection with any transaction contemplated hereby with respect to the other Party which is not otherwise public knowledge, (ii) in the event of the termination of this Agreement return all documents (including copies thereof) obtained hereunder from the other Party, and (iii) use its best efforts to cause all information obtained pursuant to this Agreement or in connection with the negotiation hereof to be treated as confidential and not use, or knowingly permit others to use, any such information unless such information becomes generally available to the public through no fault of such Party. Each Party acknowledges and agrees that a breach of any of their respective obligations under this Section 7.6 would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof, in addition to damages or any other relief available at law, and to recover its reasonable attorneys' fees and expenses incurred in such enforcement.

     7.7 Current Information. During the period from the date of the execution of this Agreement to the Effective Time, each of PhyAmerica and Group and Acquisition shall, and each shall cause its representatives to, confer on a regular and request basis with representatives of the other. Each of PhyAmerica and Group and Acquisition shall promptly notify the other of (i) any material change in its business, material Assets, results of operations or prospects,
(ii) any Actions (or communications indicating that the same may be contemplated) of any Regulatory Authority or Environmental Agency, (iii) the institution or the threat of a material Action involving such Party, or (iv) any event or condition that might be reasonably expected to cause any of such Party's representations or warranties set forth herein not to be true and correct in all material respects as of the Effective Time; and in each case shall keep the other Party fully informed with respect thereto.

     7.8  Proxy Statement; Regulatory Matters.

          (a) None of the information supplied or to be supplied by PhyAmerica or Group or Acquisition for inclusion in the proxy statement to be used by PhyAmerica to solicit any required approval of its shareholders as contemplated by this Agreement (the "Proxy Statement") or any other document to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will contain when filed, or, in the case of the Proxy Statement, when it is first mailed to the shareholders of PhyAmerica, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting.

          (b) PhyAmerica shall (i) with the assistance of Group and Acquisition, prepare and file with the SEC as soon as practicable the Proxy Statement, (ii) use its best efforts to cause the Proxy Statement to include the information requested and present all information as requested, in any comments herein received from the SEC, and (iii) take any action required to be taken under any applicable state securities or "Blue Sky" Laws in connection therewith. Group and Acquisition shall furnish PhyAmerica with all information concerning Group and Acquisition and the holders of the common stock of Group as PhyAmerica may reasonably request in connection with the foregoing.

          (c) Each Party shall cooperate and use its respective best efforts (i) as soon as practicable to prepare all documentation, to effect all filings and to obtain all Regulatory Approvals and all other Permits and Consents of all third parties, Regulatory Authorities and other governmental authorities necessary to consummate the Merger and the other transactions contemplated by this Agreement, and (ii) to cause the Merger and the other transactions contemplated by this Agreement to be consummated as soon as reasonably practicable. Each Party shall advise one another concerning all filings to be made by it and all other Consents and Permits required to be obtained by it, and shall promptly furnish the other Party with copies of all such filings and all correspondence and other communications in connection with all such filings, Consents, Permits, Orders and all Regulatory Approvals.

     7.9 Shareholder Approval. PhyAmerica shall cause a duly called and noticed meeting of its shareholders to be held as soon as practicable for the purpose of voting upon the Merger (including the Plan of Merger) and related matters (the "Shareholders' Meeting"), PhyAmerica shall prepare the Proxy Statement and mail it to PhyAmerica's shareholders. The Board of Directors of PhyAmerica shall submit for approval of PhyAmerica's shareholders the matters to be voted upon at the Shareholders' Meeting, and shall, subject to its fiduciary obligations, recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such shareholder approval.

     7.10 Delivery of Monthly Financial Statements; Access to Information.

          (a) Within thirty (30) days after the end of each calendar month occurring after the date of this Agreement and prior to the Effective Time, PhyAmerica shall deliver to Group and Acquisition its unaudited monthly consolidated financial statements normally generated by it for such month certified by its Chief Executive Officer. Such financial statements shall fairly present in all material respects the financial condition and results of operations of PhyAmerica on a consolidated basis on the dates and for the periods indicated in accordance with GAAP, subject to normal and recurring year-end audit adjustments.

          (b) From the date of this Agreement until the Effective Time, PhyAmerica will give Group and Acquisition, their counsel, advisors and authorized representatives full access to the offices, Assets, books and records of PhyAmerica and the PhyAmerica Subsidiaries and will instruct its and the PhyAmerica Subsidiaries' employees, counsel, advisors and auditors to cooperate with Group and Acquisition in their investigation of PhyAmerica and the PhyAmerica Subsidiaries; provided that no such investigation shall affect any representation, warranty or covenant given by PhyAmerica in or pursuant to this Agreement.

     7.11 Press Releases. PhyAmerica shall promptly consult with Group and Acquisition as to the form and substance, and prior to the release or issuance, of any press release or other public disclosure materially related to this Agreement, the Merger or any other transaction contemplated hereby. PhyAmerica agrees not to release or issue any such press release or other public disclosure without the approval of Group and Acquisition unless required by law.

     7.12 Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. PhyAmerica, Group and Acquisition shall use, and PhyAmerica shall cause each of the PhyAmerica Subsidiaries to use, their best efforts to obtain all Regulatory Approvals and all other Consents and Permits of third parties, including Regulatory Authorities, necessary or, in the reasonable opinion of PhyAmerica, Group and Acquisition, desirable for the consummation of the transactions contemplated by this Agreement.

                                 ARTICLE VIII
                             ADDITIONAL AGREEMENTS

     8.1  Indemnification and Insurance.

          (a) The Surviving Corporation agrees to indemnify, defend and hold harmless Group, Acquisition, PhyAmerica and the PhyAmerica Subsidiaries, and each of the Affiliates and the present and former officers, directors, employees and agents of the foregoing from and against all Indemnifiable Losses to the full extent then permitted under the Delaware Act and the Certificate of Incorporation and Bylaws of the Surviving Corporation, including provisions relating to advances of expenses incurred in the defense of any action or suit.

          (b) The Surviving Corporation shall continue to maintain through their expiration dates, and shall endeavor to continue thereafter, the policies of directors' and officers' liability insurance maintained by PhyAmerica (the "D&O Insurance") covering all Persons who are currently covered by PhyAmerica's D&O Insurance and shall add all Persons who are Affiliates or current or former officers, directors, employees or agents of Group or Acquisition as Persons covered under such D&O Insurance.

          (c) If the Surviving Corporation or any of its respective successors or assigns (i) shall merge into any other Person and shall not be the continuing or surviving corporation or entity of such merger, or (ii) shall transfer all or substantially all of its Assets to any Person, then and in each such case, proper provision shall be made so that such successors and assigns shall assume the obligations set forth in this Section 8.1.

     8.2 Employee Contracts; Employee Benefits. Following the Effective Time, the Surviving Corporation will continue to honor, and will assume and perform in accordance with their terms, all Previously Disclosed employment, severance, deferred compensation, split dollar insurance, salary continuation, consulting and other compensation Contracts between PhyAmerica or any PhyAmerica Subsidiary and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under any PhyAmerica Benefit Plan The employment agreements between certain of PhyAmerica's senior executive officers and PhyAmerica (or certain of senior executive officers of PhyAmerica Subsidiaries and such Subsidiary) may be amended and restated effective as of the Effective Time in the forms mutually agreed upon by the Surviving Corporation or such PhyAmerica Subsidiary and such senior executive officers.


                                  ARTICLE IX
                                  CONDITIONS

     9.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          (a) The shareholders of PhyAmerica shall have approved all matters relating to this Agreement, the Plan of Merger and the Merger required to be approved by such shareholders by the votes required under the Delaware Act.

          (b) The Merger and the other transactions contemplated hereby shall have received all Regulatory Approvals, and no such Regulatory Approvals or other required approval shall have imposed any condition or any requirement which would so materially adversely impact the economic benefits of the transactions contemplated by this Agreement as to render inadvisable in the reasonable opinion of the Boards of Directors of either PhyAmerica or Group and Acquisition the consummation of the Merger.

          (c) The Proxy Statement shall have been reviewed by the SEC and authorized for transmittal to PhyAmerica's shareholders.

          (d) No Party shall be subject to any Action which enjoins or prohibits the consummation of the Merger or which could constitute a Material Adverse Event as to PhyAmerica or Group and Acquisition. No Action shall be pending or threatened which seeks to restrain or prohibit the Merger or to obtain any substantial monetary or other relief in connection with this Agreement unless in the reasonable opinion of counsel to the Party wishing to proceed (which opinion shall be satisfactory in substance to the other Party in its reasonable judgment), such Action is likely to be resolved in such a way as to not deprive any Party of any of the material benefits to be derived from the consummation of the Merger or in such a way which would not constitute a Material Adverse Event as to the Party subject thereto.

     9.2 Conditions to the Obligations of PhyAmerica. The obligations of PhyAmerica to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of Group and Acquisition set forth in Article VI hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and PhyAmerica shall have received a joint certificate signed by the Presidents of Group and Acquisition to that effect.

          (b) Performance of Obligations. Group and Acquisition shall have performed in all material respects all obligations and covenants required to be performed by them under this Agreement prior to the Effective Time, and PhyAmerica shall have received a joint certificate signed by the Presidents of Group and Acquisition to that effect.

          (c) Fairness Opinion. The Special Committee of PhyAmerica's Board of Directors shall have received the written opinion of the Financial Advisor, that the Merger Consideration to be received by the Public Shareholders as a result of the transactions contemplated by this Agreement is fair to such shareholders from a financial point of view. The opinion shall be in a form reasonably satisfactory to the Special Committee and shall be dated as of the date of the Proxy Statement and confirmed as of a date within five (5) business days prior to the Effective Time.

     9.3 Conditions to the Obligations of Group and Acquisition. The obligations of Group and Acquisition to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of PhyAmerica set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and Group and Acquisition shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of PhyAmerica to that effect.

          (b) Performance of Obligations. PhyAmerica shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement prior to the Effective Time, and Group and Acquisition shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of PhyAmerica to that effect.

          (c) Resignation of Directors. The members of the Board of Directors of PhyAmerica shall have tendered their resignations effective as of the Effective Time.

          (d) With respect to or by reason of the Merger, the Scott Group shall not be deemed an Acquiring Person under the Rights Agreement; no Preferred Right shall be exercisable under the Rights Agreement; no shares of any class of the capital stock of PhyAmerica shall be issuable under the Rights Agreement; no shares of any class of the capital stock of the Group or Acquisition shall be issuable under the Rights Agreement; no cash payment in respect of a Preferred Right shall be payable under the Rights Agreement; and, all Preferred Rights shall be cancelled pursuant to the Rights Agreement at the Effective Time.


                                   ARTICLE X
                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Plan of Merger, the Merger and the other transactions contemplated hereby by the shareholders of PhyAmerica and/or the shareholder of Acquisition, this Agreement may be terminated and such transactions abandoned at any time prior to the Effective
Time:

          (a) by mutual consent of the Boards of Directors of PhyAmerica, Group and Acquisition;

          (b) upon notice to the other Party, by the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the Effective Time shall not have occurred on or before the 60/th/ day following the Shareholders' meeting;

          (c) upon notice to the other Party, by the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition if any Regulatory Authority has denied approval of the Merger or any

Regulatory Approval (or any condition to the receipt of a Regulatory Approval) or an Order from any Regulatory Authority or any court having competent jurisdiction has imposed any condition or requirement which would so substantially and adversely impact the economic or business benefits of the Merger to Group and Acquisition and their shareholders or to PhyAmerica and its shareholders, as applicable, as to render inadvisable in the reasonable opinion, exercised in good faith, of the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition, as applicable, the consummation of the Merger and such denial or imposition has become final and nonappealable;

          (d) upon notice to the other Party, by the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition in the event of a material breach by the other Party of any representation, warranty, covenant or other agreement contained herein, which breach is not cured after 30 days' written notice thereof is given to the Party committing such breach;

          (e) upon notice to the other Party, by the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition if there has occurred an Action seeking to restrain the Merger or an Action by a shareholder of PhyAmerica to obtain material money damages should the Merger be consummated (unless counsel for the Party wishing to proceed with such transactions renders an opinion that such Action is likely to be resolved in a way which would not deprive any Party of the material benefits of the Merger or in a way which would not result in substantial money damages to one or more directors of such Party which would not be covered by D&O Insurance);

          (f) upon notice to the other Party, by the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition if there has occurred a declaration of war by the United States of America or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America or the State of North Carolina; or

          (g) upon notice to the other Party, by the Board of Directors of PhyAmerica or the Boards of Directors of Group and Acquisition if this Agreement and the Plan of Merger shall fail to be approved by the shareholders of PhyAmerica at the Shareholders' Meeting, or any continuation thereof after adjournment, by the vote of such shareholders required under the Delaware Act.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of Section 7.6,
Section 8.1(a), Section 10.3 and Section 10.4 (insofar as it applies to a termination under Section 10.1(d)) shall survive any such termination and abandonment, and (ii) no Party shall be relieved or released from any Liability arising out of a willful or grossly negligent breach of any provision of this Agreement.

     10.3 Expenses. Unless this Agreement is terminated as described in Section 10.4, each Party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and the transactions contemplated hereby, including filing fees, printing and distribution costs, and consultant, financial advisor, legal, accounting and investment banking fees and expenses (the "Costs").

     10.4 Wrongful Termination. Notwithstanding the provisions of Sections 10.2 and 10.3, if the Merger fails to be consummated because of the wrongful termination of this Agreement or a willful or grossly negligent material breach by a Party of any representation, warranty, covenant, or other agreement contained herein, then the Party wrongfully terminating or breaching this Agreement shall reimburse the other Party for all of such other Party's Costs; provided, however, that any payment to Group or Acquisition must be approved by the independent directors or a special committee of independent directors of PhyAmerica. A termination of this Agreement under the provisions of Section 10.1, other than a termination under Section 10.1(d), shall not cause application of this Section 10.4.

                                  ARTICLE XI
                              GENERAL PROVISIONS

          11.1 Non-Survival of Representations, Warranties and Covenants Following the Effective Time. Except for Articles III and IV and Sections 7.12,
8.1 and 8.2, none of the respective representations, warranties, obligations, covenants and agreements of the Parties thereto shall survive the Effective Time.

          11.2 Entire Agreement. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the Parties with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Other than the provisions of Articles III and IV and Sections 8.1 and 8.2, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than PhyAmerica, Group, Acquisition, the Surviving Corporation, and their respective successors, any rights, remedies, or Liabilities under or by reason of this Agreement.

          11.3 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Board of Directors of each of them; provided, however, that the provisions hereof relating to the manner or basis in which shares of PhyAmerica Common Stock will be converted into the Merger Consideration shall not be amended after the Shareholders' Meeting in a manner adverse to the holders of PhyAmerica Common Stock without any requisite approval of the holders of the PhyAmerica Common Stock entitled to vote thereon.

          11.4  Waivers.

                (a) Prior to or at the Effective Time, Group and Acquisition, acting through their respective Board of Directors, President, or another officer authorized to so act by such Board, shall have the right to waive any Default in the performance of any term of this Agreement by PhyAmerica, to waive or extend the time for the compliance or fulfillment by PhyAmerica of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Group and Acquisition under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by duly authorized officers of Group and Acquisition.

                (b) Prior to or at the Effective Time, PhyAmerica, acting through its Board of Directors, shall have the right to waive any Default in the performance of any term of this Agreement by Group and Acquisition, to waive or extend the time for the compliance or fulfillment by Acquisition of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of PhyAmerica under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of PhyAmerica.

                (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

          11.5 No Assignment. None of the Parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other Person. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect.

          11.6 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, or by registered or certified mail, postage prepaid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder):

                    If to PhyAmerica :

                            Eugene F. Dauchert, Jr.
                            Executive Vice President and Secretary
                            PhyAmerica Physician Group, Inc.
                            2828 Croasdaile Drive
                            Durham, North Carolina 27705
                            Facsimile: (919) 383-0355

                    With a required copy to:

                            James H. Clarke
                            Moore & Van Allen, PLLC
                            2200 West Main Street, Suite 800
                            Durham, North Carolina 27705
                            Facsimile: (919) 416-8370

                    If to Group and/or Acquisition:

                            Dr. Steven M. Scott
                            2828 Croasdaile Drive
                            Durham, North Carolina 27705
                            Facsimile: (919) 309-2702

                    With a required copy to:

                            Robert A. Singer
                            Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. 2000 Renaissance Plaza
                            Post Office Box 26000
                            Greensboro, North Carolina  27420-6000
                            Facsimile: (336) 378-1001

or to such other Person as any party shall specify by notice in writing to each of the other party. All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the third business day after deposit in the United States mail when delivery is made by registered or certified mail, and (iii) upon transmission, when evidenced by a sender transmission completed confirmation, when made by facsimile transmission.

          11.7 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a Regulatory Authority or court of competent jurisdiction to be invalid, void, unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

          11.8 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the Laws of the State of North Carolina, except to the extent the Laws of the State of Delaware or of the United States specifically apply.

          11.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

          11.10 Captions; Articles; and Section. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

          11.11 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

          11.12 Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

          IN WITNESS WHEREOF, PhyAmerica and Acquisition have caused this Agreement to be signed by their respective officers, hereunto duly authorized, all as of the date first written above.


                                 PHYAMERICA PHYSICIAN GROUP, INC.


                                 By: /s/ Steven M. Scott
                                    --------------------------------------


                                 SCOTT GROUP, INC.


                                 By: /s/ Steven M. Scott
                                    --------------------------------------
                                        Dr. Steven M. Scott
                                        President



                                 PHYAMERICA ACQUISITION CORPORATION


                                 By: /s/ Steven M. Scott
                                    --------------------------------------
                                        Dr. Steven M. Scott
                                        President

                                  APPENDIX A

                                PLAN OF MERGER
                                      OF
                      PHYAMERICA ACQUISITION CORPORATION
                                 WITH AND INTO
                       PHYAMERICA PHYSICIAN GROUP, INC.


          I.    Corporations Participating in the Merger.

     PhyAmerica Acquisition Corporation, a North Carolina corporation ("Acquisition" or the "Merging Corporation"), shall merge with and into PhyAmerica Physician Group, Inc., a Delaware corporation ("PhyAmerica" or the "Surviving Corporation"), pursuant to the provisions of, and with the effect provided under, Section 252 of the Delaware General Corporation Law and Section 55-11-06 of the North Carolina Business Corporation Act.

          II.   Name of Surviving Corporation.

     Upon the effectiveness of the merger (the "Effective Time"), the name of the Surviving Corporation shall be PhyAmerica Physician Group, Inc.

          III.  Terms and Conditions of the Merger.

     1. Subject to the terms and conditions of the Agreement of Merger, dated as of October 15, 2001 by and among Acquisition, the Scott Group, Inc. ("Group") and PhyAmerica (the "Agreement of Merger"), and except insofar as the same may be continued by law or in order to carry out the purposes of this Plan of Merger and the Agreement of Merger, and except as continued in and merged into the Surviving Corporation, the separate existence of the Merging Corporation shall cease as of the Effective Time. The Surviving Corporation, upon the merger and without any order or other action on the part of any court of otherwise, shall hold and enjoy all rights of property, franchises and interest, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by the Merging Corporation at the time of the merger. The Surviving Corporation shall be responsible and liable for all liabilities of every kind and description of the Merging Corporation, existing immediately prior to the Effective Time, to the extent provided by law.

     2. The Certificate of Incorporation of PhyAmerica in effect immediately prior to the Effective Time shall continue in full force and effect until amended in accordance with applicable laws.

     3. The Bylaws of PhyAmerica in effect immediately prior to the Effective Time shall continue in full force and effect until amended in accordance with applicable laws.

     4. The officers of PhyAmerica and directors of Acquisition in office immediately prior to the Effective Time shall be the officers and directors of the Surviving Corporation.

          IV.  Effectiveness of the Merger.

     The merger shall be effective on the date and at the time set forth in the Articles of Merger setting forth, among other things, this Plan of Merger, that are filed with, and accepted for filing by, the Secretary of State of Delaware as required under Section 252 of the Delaware General Corporation Law and by the Secretary of State of North Carolina as required by Section 55-11-05 of the North Carolina Business Corporation Act.

         V.  Conversion of Shares.

     As of the Effective Time, the outstanding shares of the corporations participating in the merger shall be converted and exchanged as follows:

     1. Each outstanding share of the common stock of Acquisition shall be converted into a share of the common stock of PhyAmerica ("PhyAmerica Common Stock") by virtue of the merger.

     2. (a) Except as provided in the following item (b) each of the shares of PhyAmerica Common Stock outstanding immediately prior to the Effective Time shall be converted into and become the right to receive $.15 in cash without interest ("Merger Consideration").

         (b) Holders of shares of PhyAmerica Common Stock who perfect their rights to demand an appraisal of the fair value of their shares of PhyAmerica Common Stock as provided in Section 262 of the Delaware General Corporation Law shall have only those rights set forth in Article VI below and their shares shall not be converted into and become the right to receive the Merger Consideration.

     3. Any shares of any of the subsidiaries of PhyAmerica outstanding immediately prior to the Effective Time shall continue to be issued and outstanding, and shall not be converted, exchanged or altered in any manner as a result of the merger.

     4. As of the Effective Time, each option to purchase shares of PhyAmerica Common Stock granted by PhyAmerica (the "PhyAmerica Stock Options") pursuant to stock option plans or other plans or agreements of PhyAmerica (the "PhyAmerica Option Plans") which is outstanding immediately prior to the Effective Time in compliance with the Agreement of Merger, whether or not then exercisable, shall be converted into and become the right the Merger Consideration less the exercise price of such PhyAmerica Stock Option without interest. To the extent the exercise price of any PhyAmerica Stock Option or PhyAmerica Warrant is greater than the Merger Consideration, such PhyAmerica Stock Option shall be deemed cancelled as of the Effective Time.

     5. From and after the Effective Time, each holder of shares of PhyAmerica Common Stock to be converted as provided in this Article V upon presentation and surrender to First Union National Bank, acting the conversion agent for the Surviving Corporation (the "Conversion Agent"), of the certificates representing such shares, shall be entitled to receive in exchange therefor the Merger Consideration. Promptly after the Effective Time, the Surviving Corporation shall cause the Conversion Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PhyAmerica Common Stock shall pass, only upon proper delivery of such certificates to the Conversion Agent) to the former shareholders of PhyAmerica other than holders of Dissenting Shares (as defined in Article VI below). After the Effective Time, each holder of shares of PhyAmerica Common Stock issued and outstanding immediately prior to the Effective Time shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the Conversion Agent and promptly upon surrender shall receive in exchange therefor the Merger Consideration provided for in this Agreement. The Surviving Corporation shall not be obligated to deliver the Merger Consideration to which any former holder of PhyAmerica Common Stock is entitled as a result of the merger until such holder surrenders his certificate or certificates representing shares of PhyAmerica Common Stock for exchange as provided in this
Article V. Any certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the former holder requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered, shall provide funds for their purchase or for any transfer or other taxes required by reason of the delivery of such certificate, or shall establish to the satisfaction of the Conversion Agent that such taxes have been paid or are not payable. In the event any certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to ownership of such certificate by the former holder claiming such certificate to be lost, stolen or destroyed and the receipt by the Conversion Agent of appropriate and customary indemnification, the Conversion Agent will pay the Merger Consideration to such former holder in respect of the shares of PhyAmerica Common Stock represented by such certificate for such lost, stolen or destroyed certificate. Approval of the Agreement of Merger, this the Plan of Merger, and the transactions contemplated herein and thereon by the shareholders of PhyAmerica shall constitute ratification of the appointment of the Conversion Agent.

          VI.    Appraisal Rights.

     Any holder of shares of PhyAmerica Common Stock who perfects such holder's demand for appraisal of the fair value of such shares under Section 262 of the Delaware General Corporation Law, and who does not withdraw such demand for appraisal in conformity with, and with the consents, if any, required under,
Section 262, shall be entitled to receive such payment therefor as is determined under the provisions of Section 262. Any holder of shares of PhyAmerica Common Stock who makes a demand for appraisal but timely withdraws such demand in conformity with, and with the consents, if any, required under, Section 262 shall thereafter be entitled to receive the Merger Consideration for such shares upon compliance with the provisions of this Plan of Merger.

          VII.   Voting and Other Rights.

     From and after the Effective Time, no holder of shares of PhyAmerica Common Stock immediately prior to the Effective Time shall be entitled to vote such shares or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to holders of record of PhyAmerica Common Stock as of a date prior to the Effective Time.

          VIII.  Abandonment.

     This Plan of Merger may be terminated and the merger abandoned at any time prior to the Effective Time upon termination of the Agreement of Merger by PhyAmerica, by Group and Acquisition, or by all such parties in accordance with the terms thereof.

                                  APPENDIX B

                         OPINION OF FINANCIAL ADVISOR

October 15, 2001


Special Committee of the Board of Directors
PhyAmerica Physician Group, Inc.

2828 Croasdaile Drive

Durham, NC  27705


Dear Members of the Special Committee:

     The Special Committee of the Board of Directors (the "Special Committee") of PhyAmerica Physician Group, Inc. ("PhyAmerica" or the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") as its independent financial advisor to advise the Special Committee in connection with the contemplated purchase of the Company's common stock currently publicly held by minority interest stockholders ("Minority Interest Stockholders"). Specifically, Duff & Phelps has been asked to provide an opinion (the "Opinion") as to the fairness, from a financial point of view, to the Minority Interest Stockholders, of an offer made by Steven M. Scott, M.D. ("Dr. Scott"), the Chairman and Chief Executive Officer of the Company, as well as its majority stockholder. Dr. Scott has offered to purchase 100% of the outstanding common shares of the Company, including those held by the Minority Interest Stockholders, for $0.15 per common share (the "Proposed Transaction"). Previously, Duff & Phelps has not provided financial advisory services to the Company.


                    Description of the Proposed Transaction
                    ---------------------------------------

     The Proposed Transaction involves the purchase by Dr. Scott, who at present owns 22,782,383 shares, or 52.1% of the Company, of the remaining 20,912,604
     ----------            ----                                   ----------
shares of Company common stock currently outstanding for an aggregate amount of approximately $3.1 million. PhyAmerica is a public company whose common stock is currently quoted on the OTC Bulletin Board under the ticker symbol "ERDR".

     As part of the Proposed Transaction, a newly formed merger subsidiary ("Acquisition") of the Scott Group, which is a privately-held North Carolina corporation and organized to hold all of the Company's common stock held by Dr. Scott and his affiliates, will merge with and into the Company. To consummate the Proposed Transaction, the existence of Acquisition will cease and the Company will continue as the surviving corporation and as a wholly owned subsidiary of the Scott Group. Each outstanding share, including those owned by the Minority Interest stockholders will be converted into the right to receive $0.15 in cash. As a result of the Proposed Transaction, the Company's common shares would no longer be publicly traded.

                               Scope of Analysis

     In conducting our analysis and arriving at our Opinion, we reviewed and analyzed, among other things:

   1. Forms 10-K filed by PhyAmerica with the Securities and Exchange Commission ("SEC") for the years ended December 31, 1994 through 2000 and Forms 10-Q filed by PhyAmerica with the SEC, including the quarters through the six months ended June 30, 2001;

   2. Certain operating and financial information provided to us by Company management including internal financial statements for the six months ended June 30, 2001, and management's financial forecast for 2001 for the Company, among other Company prepared financial information, in addition to the debt agreements between the Company and National Century Financial Enterprises, Inc. ("NCFE");

   3. Other information concerning the Company including press releases and earnings announcements;

   4. The historical stock prices and trading volume of the common stock of PhyAmerica;

   5. Financial information and market valuations of other publicly traded companies that we deemed to be reasonably comparable to PhyAmerica;

   6. Financial information and valuation information for sales of businesses deemed similar to the Company;

   7.  Other financial studies, and analyses as we deemed appropriate.

   8.  Draft of the Proxy Statement and of the Merger Agreement;

   9.  The Settlement Agreement for Bosco litigation; and

   10. The report written by Lawrence A. Hamermesh (the "Hamermesh Report") dated September 13, 2001.

     Duff & Phelps held discussions with members of the senior management of the Company regarding the history, current business operations, financial condition and future prospects of PhyAmerica at the Company's offices in Durham, North Carolina and via telephone. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent appraisals of the assets or liabilities of the Company.

     In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including Company management, and have not assumed responsibility for independent verification of such information. With respect to the Company prepared 2001 financial forecast, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates of Company management. Duff & Phelps' Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the terms of the Proposed Transaction. Duff & Phelps has also made certain assumptions with respect to the funding provided by NCFE related to the receivables expected to be generated by billing for services that have been performed but not billed and for services projected to be performed in the future by the Company. Our analysis also assumes that usage of the Company's Federal and State loss carryforwards would be limited because of the Company's significant operating losses and because of the restrictions contained under Section 382 of the Internal Revenue Code. For purposes of the Opinion, we have assumed the final settlement of the Bosco litigation Case No. 1:00CV901 and Case No. 18527-NC pursuant to the terms of the Settlement Agreement and we have relied upon the Hamermesh Report. Neither Company management nor its Board of Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

     Duff & Phelps has prepared this Opinion effective as of October 15, 2001 and the Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date.

     It is understood that this Opinion is addressed to the Special Committee of the Board of Directors of PhyAmerica and does not constitute a recommendation to any stockholder as to how such stockholder should vote, or take any other action, with respect to the Proposed Transaction. Except as described above and required under the disclosure requirements of the securities laws and applicable law or legal process, without our prior consent, this letter may not be quoted or referred to, in whole or in part, in any written document, except a proxy statement or other document distributed to shareholders of the Company in connection with the Proposed Transaction, or used for any other purpose.

                                  Conclusion

     Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair from a financial point of view to the Minority Interest Stockholders of the Company.

Respectfully submitted,

Duff & Phelps, LLC

                                   APPENDIX C

                SECTION 262 OF DELAWARE GENERAL CORPORATION LAW


                                 DELAWARE CODE
                             TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
              SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

                         SECTION 262 APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subSection (d) of this Section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258,
Section 263 or Section 264 of this title:

         (1) Provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at: the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

              a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

              b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

              c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

              d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one (1) or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that:
                                                       --------  -------
if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

              PROXY SOLICITED BY PHYAMERICA PHYSICIAN GROUP, INC.


     The undersigned, a holder of record of shares of common stock, par value $.01 per share ("PhyAmerica Common Stock"), of PhyAmerica Group, Inc., a Delaware corporation ("PhyAmerica"), hereby appoints Edward L. Suggs, Stanley K. Haines and Eugene F. Dauchert, Jr. and each of them, with full power of substitution, to attend the Special Meeting of PhyAmerica stockholders at the Durham Hilton, 3800 Hillsborough Road, Durham, North Carolina at 10:00 a.m., local time, on March 6, 2002 (and any adjournments, postponements, continuations or reschedulings thereof), and to vote as specified in this proxy all the shares of PhyAmerica common stock which the undersigned would otherwise be entitled to vote if personally present upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that were unknown to PhyAmericia a reasonable time before the solicitation and that may properly come before the meeting. The undersigned hereby revokes any previous proxies with respect to the matters covered in this proxy.

     IF RETURNED CARDS ARE SIGNED BUT NOT MARKED, THE UNDERSIGNED WILL BE DEEMED TO HAVE VOTED FOR THE PROPOSAL AND AS DETERMINED BY A MAJORITY OF THE PHYAMERICA BOARD AS TO ANY OTHER MATTER.

     THE BOARD OF DIRECTORS OF PHYAMERICA UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSALS SET FORTH BELOW.

     1. A proposal to approve an Agreement of Merger and related Plan of Merger pursuant to which PhyAmerica Acquisition Corporation, a newly-formed North Carolina corporation that is a wholly-owned subsidiary of the Scott Group, Inc. (the "Scott Group"), a newly-formed North Carolina corporation formed by Dr. Steven M. Scott and his affiliates to hold his current shareholdings in PhyAmerica, will be merged with and into PhyAmerica and each outstanding share of PhyAmerica common stock (other than shares held by stockholders who have properly perfected their dissenters' rights) will be converted into the right to receive $0.15 in cash. A copy of the Agreement of Merger and related Plan of Merger, dated as of October 15, 2001 is attached as Appendix A to the accompanying Proxy Statement and is described therein.

          FOR [_]    AGAINST[_]    ABSTAIN[_]




     Please sign your name exactly as it appears hereon. When shares of PhyAmerica are held of record by joint tenants, only one need sign. When signing as an attorney-in-fact, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.


                                             Dated:____________________ 2002

                                              ______________________________
                                              Signature (Title, if any)

                                              ______________________________
                                              Signature (Title, if any)

PLEASE VOTE, DATE, SIGN AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE.